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07023227

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Erste Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

FILE NO. 82- 05066 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 5/4/07

082-03066

ERSTE BANK

AR/S
12-31-06

ERSTE BANK

The Bank for Central and Eastern Europe

Annual Report 2006

Cash earnings per share in EUR



4
3
2
1
0
1.45
1.83
2.18
2.96
3.14
2002
2003
2004
2005
2006

Cash return on equity in %



20
18
16
14
12
10
15.3
16.6
17.0
19.5
13.8
2002
2003
2004
2005
2006

Cost/income ratio in %



69
67
65
63
61
59
67.9
64.2
64.1
61.7
59.5
2002
2003
2004
2005
2006

Net interest margin[1] in %



3
2
1
0
2.41
2.44
2.33
2.22
2.31
2002
2003
2004
2005
2006

[1] Calculation based on average interest-bearing assets.

Shareholder structure at 31 December 2006 by investor, in %



4.9
Austria Versicherungsverein
5.0
Capital Research and Managment
30.5
DIE ERSTE Österreichische Spar-Casse Privatstiftung
3.0
Employees
6.9
Saving banks
7.8
Private investors
41.9
Institutional investors

Shareholder structure at 31 December 2006 by region, in %



2.5
Other countries
14.0
Great Britain & Ireland
53.1
Austria
14.4
Continental Europe
16.0
North America

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Wien
Telefon: +43 (0) 501 0 0-176 93
Fax: +43 (0) 501 00-913 112
E-Mail: investor.relations@erstebank.at
Internet: www.erstebank.com/ir

Gabriele Werzer
Telefon: +43 (0) 501 00-112 86
E-Mail: gabriele.werzer@erstebank.at

Thomas Sommerauer
Telefon: +43 (0) 501 00-173 26
E-Mail: thomas.sommerauer@erstebank.at

Ratings

Fitch

Long-term	A
Short-term	F1
Individual	B/C

Moody's Investors Service

Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+

Standard & Poor's

Short-term	A-1
Long-term	A

Key financial and operating data*

EUR million (unless otherwise stated)	2002	2003	2004	2005	2006
BALANCE SHEET					
Total assets	**121,222**	**128,575**	**139,812**	**152,681**	**181,703**
Loans and advances to credit institutions	15,492	13,140	15,684	16,858	16,616
Loans and advances to customers	64,435	67,766	72,843	80,419	97,107
Risk provisions for loans and advances	(2,983)	(2,772)	(2,804)	(2,817)	(3,133)
Securities and other financial assets	27,217	32,873	35,071	39,455	42,497
Other assets	17,061	17,568	19,018	18,766	28,616
Total liabilities and equity	**121,222**	**128,575**	**139,812**	**152,681**	**181,703**
Amounts owed to credit institutions	26,425	25,704	28,551	33,911	37,688
Amounts owed to customers	61,308	64,839	68,213	72,793	90,849
Debts evidenced by certificates, including subordinated capital	17,577	20,482	23,416	25,581	27,024
Other liabilities, provisions	10,708	11,880	13,679	14,017	15,238
Shareholder's equity	2,481	2,791	3,424	4,065	7,979
Minority interests	2,723	2,879	2,529	2,314	2,925
Changes in total qualifying capital					
Risk-weighted assets pursuant to section 22 Austrian Banking Act	60,257	62,188	65,384	75,078	94,129
Qualifying consolidated capital pursuant to sections 23 & 34 Austrian Banking Act	6,983	7,009	7,286	8,611	10,111
Core capital (Tier 1)	3,800	3,912	4,377	5,112	6,185
Hybrid capital	469	605	711	900	1,250
Solvency ratio pursuant to section 22 Austrian Banking Act	11.0%	10.7%	10.7%	11.0%	10.3%
Tier 1 ratio	6.3%	6.3%	6.7%	6.8%	6.6%
Income statement					
Net interest income	2,463.0	2,586.8	2,660.3	2,794.2	3,189.3
Risk provisions for loans and advances	(406.4)	(406.4)	(406.2)	(421.6)	(439.1)
Net commission income	944.3	996.6	1,135.4	1,256.8	1,445.9
Net trading result	167.4	214.6	216.5	241.7	277.9
General administrative expenses	(2,432.0)	(2,460.8)	(2,594.9)	(2,670.0)	(2,945.3)
Operating result	1,151.2	1,370.1	1,454.1	1,659.4	2,003.6
Pre-tax profit	664.6	761.6	996.6	1,221.7	1,522.2
Net profit after minorities	255.2	353.3	520.8	716.7	932.2
Operating data					
Number of employees	36,923	37,830	35,862	36,150	50,164
Number of branches	2,285	2,370	2,242	2,283	2,721
Number of customers (million)	10.6	11.9	11.9	12.4	15.9
Share price and key ratios					
High (EUR)	21.46	24.55	39.80	47.50	59.00
Low (EUR)	13.25	14.61	24.78	36.36	40.40
Closing price (EUR)	16.04	24.49	39.30	47.05	58.10
Price/earnings ratio	15.0	16.6	18.2	16.0	19.7
Dividend per share (EUR)	0.31	0.38	0.50	0.55	0.65
Payout ratio	29.1%	25.8%	23.2%	18.7%	22.0%
Dividend yield	1.9%	1.6%	1.3%	1.2%	1.1%
Book value per share (EUR)	10.4	11.6	14.3	17.1	25.6
Price/book ratio	1.5	2.1	2.7	2.8	2.3
Total shareholder return (TSR)	9.5%	54.6%	62.0%	21.0%	24.7%
Average TSR (since 1997 IPO)	9.2%	15.7%	21.5%	21.4%	21.8%
Number of shares					
Number of shares outstanding	239,300,456	239,775,232	241,442,892	243,183,600	315,296,185
Average number of shares outstanding	215,769,476	237,845,836	238,576,585	240,145,648	300,272,502
Market capitalisation (EUR billion)	3.8	5.9	9.5	11.4	18.3
Trading volume (EUR billion)	2.9	2.0	2.7	4.3	8.4

*) 2005 figures restated pursuant to revised IAS 19 and in preparation for application of IFRS 7 starting 1 January 2007.
Details on these changes as well as information on the new equity allocation were provided in a press release published on 30 January 2007 (www.erstebank.com/investorrelations).
Share price data adjusted for 4:1 share split of 8 July 2004.
Dividend quoted for 2006 is proposal to annual general meeting.
Shares outstanding include Erste Bank shares held by savings banks that are members of the Haftungsverbund (cross-guarantee system).
Trading volume as reported by Vienna Stock Exchange, based on single counting.

Extensive presence in Central and Eastern Europe


SLOVENSKÁ SPORITEĽŇA
SLOVAKIA
Employees: 4,797
Branches: 271
Customers: 2.5 m
ERSTE BANK
Ukraine
ČESKÁ SPOŘITELNA
CZECH REP.
Employees: 10,856
Branches: 637
Customers: 5.3 m
ERSTE BANK
Hungary
HUNGARY
Employees: 2,881
Branches: 182
Customers: 0.9 m
ERSTE BANK
AUSTRIA
Employees: 14,709
Branches: 278
Customers: 1.0 m
SPARKASSE
Branches: 708
Customers: 1.8 m
ROMANIA
Employees: 13,492
Branches: 473
Customers: 3.5 m
BCR
ERSTE BANK
Croatia
CROATIA
Employees: 1,759
Branches: 112
Customers: 0.6 m
SERBIA
Employees: 871
Branches: 60
Customers: 0.3 m
ERSTE BANK
Serbia

Highlights

CEE continues to catch up
_Fast economic growth in the entire region
_Strong advances in retail and SME lending in all markets

Acquisition in the Ukraine
_Bank Prestige serves as foothold for further expansion
_Branch network to be expanded to 400 by 2009

Czech Republic sets records
_GDP grows above 6% for the second year running
_Housing loans are the major growth driver

Austria contributes strongly
_Market position in wealth management maintained
_Strong deposit and building society business

BCR integration launched
_Adoption of group standards under way
_Profit growth of 40% (on EUR-basis) planned annually

New group structure
_Implementation of future-proof governance model
_Spin-off of Austrian core customer business into new entity

Table of contents

Letter from the CEO

Dear shareholders,

I am pleased to report our ninth consecutive record results to you. Net profit reached EUR 932 million, up 30% on the previous year, while the cost/income ratio improved to below 60% for the first time ever. Risk costs also remained firmly under control. Our success is a reflection of our strategy to expand into markets that benefit from a long-term growth trend. A case in point is the addition of the Ukraine to our portfolio of countries in Central and Eastern Europe. During 2006 we also completed the acquisition of Banca Comercială Română, Romania's largest bank; and, we embarked on the implementation of a streamlined group structure that will ensure further operating efficiencies and increased strategic flexibility.

Our home market continues to grow

The main highlight of 2006 was the successful completion of the acquisition of Banca Comercială Română (BCR) following some delays, and the kick-off of a far-reaching integration and development programme scheduled to be completed by early 2008. We also appointed new board members and set an ambitious financial target of 40% annual average net profit growth to 2009 for BCR. We believe that the timely EU accession will accelerate the progression on the economic convergence path and hence fully support our aspirations in Romania.

Another key achievement was the eastward extension of our home market into the Ukraine, the most populous country in Central and Eastern Europe, bar Russia. In Bank Prestige, we effectively acquired a start-up operation that will be the base for our market developments efforts. We are now present in almost all major markets of Central and Eastern Europe. Our home market covers a coherent region of 120 million people, 15.9 million of which are already our clients. Some 80% of our customers live in high growth markets of the European Union. While we have achieved excellent coverage we will continue to selectively evaluate opportunities across the entire CEE region.

In doing so, we will continue to focus on striking the right balance between integration of newly acquired assets, further expansion and growth, risk mitigation and value creation. We will employ a flexible approach, though, when deciding the market entry strategy or the target geography within Central and Eastern Europe. In riskier markets we will apply innovative entry strategies and limit our investments to levels that allow us to fully capture the opportunity, whilst restricting our downside, as was the case in the Ukraine and Serbia. In less risky markets, such as Romania, we will commit substantial resources. In markets where we already have a presence, we will consider bolt-on acquisitions. Irrespective of the timing and size of our next expansion step, we will build on our successful track record by adhering to our long-established financial acquisition criteria.

Vibrant economies underpin business growth

The common feature in most of our markets was the further acceleration of the economic expansion in 2006. This paved the way for continued strong loan growth, especially in the retail segment. Within retail loans, mortgages remained the major growth driver.

Our Austrian retail business enjoyed a solid year, on the back of the strongest economic growth in six years. While profit growth was slower than in the past year, this was mainly due to the base effect and a more volatile stock market. All in all, the Austrian retail business continued to make a valuable contribution to the group and is expected to do so in the future.

In the Czech Republic our operating performance accelerated to a new high but did not fully feed through to the bottom line, primarily due to the resumption of normal provisioning in 2006, after years of general reserve releases. The economy repeated its record performance of 2005 and so fuelled strong growth of the banking market. Mortgage loans were the major growth driver. The outlook for 2007 remains very positive, all the more as the the lack of any distorting effects will lead to an acceleration in net profit growth.

Our Slovak operation developed ahead of expectations in 2006. Another very strong showing of the economy and a strong sales performance were the key drivers. As a result, loan growth powered ahead at nearly the same rate as last year. This development came in very handy in light of the expiry of the final instalment of high-yield bonds received at the time of privatisation. With this drag on profitability removed, the outlook for our Slovak business is very bright.

While Hungary had to cope with mixed fortunes in 2006, Erste Bank Hungary delivered another good performance. The government introduced mostly revenue-side austerity measures to fight the spiralling budget deficit, including a hike in corporation tax and a special banks tax related to interest income from subsidised mortgages. Limited exposure to the latter and tighter cost control will underpin continued profit growth at Erste Bank Hungary in 2007.

Business in Croatia was influenced by the central bank's quest to restrict credit growth in general and foreign exchange lending in particular. While Erste Bank Croatia coped well under the circumstances by tapping into local funding sources and exercising a capital increase, increased profitability is very much dependent on future central bank policy. The integration of the recently announced acquisition of Diners Club Adriatic, the country's second largest credit card company, should yield some synergies that will support the bottom line.

Erste Bank Serbia also had to fight an uphill battle against restrictive central bank measures, especially in the area of retail loans. Nonetheless we achieved some key milestones on the road to profitability – the transformation is all but complete and the branch refurbishment programme is in full swing. As a result, we expect a strong improvement in profitability in 2007.

Prepared for the future

In late 2006 we took the strategic decision to enhance our group-wide efficiency effort, the New Group Architecture (NGA) initiative, through a more fundamental re-design of our group structure and governance model. Until now the NGA programme has focused on extracting synergies across our operating businesses within the historically grown governance framework; a framework that has increasingly demonstrated limits to scalability in the face of our rapid expansion into ever more central and east European markets.

Consequently, we have embarked on the implementation of a holding company comprising group centre functions, infrastructure and fully divisionalised business segments with a group-wide remit, but no longer the Austrian core customer business. The latter will be spun off into a separate subsidiary and enjoy the same status as our CEE operations currently do. For the management of the Austrian business this will remove the distraction of group topics, while the new group will be able to focus on strategic issues and pay equal attention to the performance of all businesses. The new structure will be rolled out in a two-stage process to a tight time schedule. In the first stage, to be completed by July 2007, all essential prerequisites for the new structure will be established within the existing legal entity, with the legal separation of the Austrian business from the holding functions due by July 2008. As a result of this bold move, group governance will become more efficient and we will be better equipped to face future expansion and business growth.

Our new structure will further strengthen the foundations of future net profit growth, which we expect to average more than 20% in the years to 2009. Indeed, following the acquisition of BCR we have raised our net profit growth guidance for 2007 to above 25%. In addition, we plan to push our cost/income ratio down to below 55% by 2009, while our return on equity should reach at least 18%–20% by 2009. These ambitious targets reflect our strong belief in the long-term growth path of our markets, in which 2006 was just another step and which will directly translate into superior long-term earnings power.

Our success in the past year would not have been possible without our committed employees, supportive investors and satisfied clients. Accordingly, I would like to take this opportunity to thank them, as well as fellow board member Christian Coreth who had to retire due to health reasons late last year. I am also extending our warmest welcome to our new Ukrainian colleagues, who, I am certain, will quickly become a force to be reckoned with in their local market.

Andreas Treichl

Management Board



ELISABETH BLEYLEBEN-KOREN

Born in 1948
Appointed until June 2012

Deputy Chairwoman of
the Management Board since May 1999
Savings banks, Private Banking & Asset Management,
Product Management, Retail Customers Austria, SME
Customers, Corporate Customers, Multi-Channel Management

She studied law in Vienna. She began her banking career with Creditanstalt-Bankverein in 1973 and joined Erste Bank in 1977. Member of the management board since 1997.

ANDREAS TREICHL

Born in 1952
Appointed until June 2012

Chairman of the Management Board since July 1997
Group Communication, Group Human Resources,
Corporate Strategic Development, Company Secretary,
Internal Audit, Legal Services, Group Marketing,
Investor Relations, Česká spořitelna

He studied economics in Vienna. Having completed trainee programmes in the US, he started his career with Chase Manhattan Bank in New York in 1977. He first joined Erste Bank in 1983 for three years; rejoined the bank in 1994, when he was appointed to the management board. Chairman of the management board since July 1997.

ERWIN ERASIM

Born in 1945
Appointed until June 2007

Member of the Management Board since January 2001
Payments & Settlement, Group Information Technology,
Securities & Treasury Operations, Group Procurement

He worked for several Austrian banks before joining Erste Bank. Member of the management board since January 2001.





FRANZ HOCHSTRASSER

Born in 1963
Appointed until June 2012

Member of the Management Board since January 1999
Group Large Corporates, Group Treasury, Research

He studied business administration in Graz. In 1991 he joined GiroCredit and shortly after the merger with Erste Bank became member of the management board in January 1999.

BERNHARD SPALT

Born in 1968
Appointed until June 2012

Member of the Management Board since November 2006
Credit Restructuring, Credit Risk Management Austria, Strategic Risk Management, Credit Risk Management International

He studied law in Vienna. He joined Erste Bank in 1991 and after various management positions in Austria and the Czech Republic was appointed member of the management board in November 2006.



REINHARD ORTNER

Born in 1949
Appointed until June 2007

Member of the Management Board since July 1984
Group Accounting, Planning & Controlling, International Business, Management of Subsidiaries & Investments, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia, Erste Bank Serbia, Erste Bank Malta

He studied economics in Vienna. In 1971 he joined Erste Bank. After various management positions in accounting and controlling, member of the management board since July 1984.

Supervisory Board Report



Heinz Kessler, President of the Supervisory Board

Dear shareholders,

In the past financial year we fulfilled our responsibilities under the law and Erste Bank's articles of association. We regularly advised the management board on the governance of the group and monitored the management of Erste Bank. The management board provided us with regular, prompt, and comprehensive oral and written reports. At supervisory board meetings, management board members reported on the trends in their respective divisions. For some agenda items, experts were brought in to supply detailed information. Current individual subjects and decisions were discussed in meetings between the chief executive officer and the president of the supervisory board. In addition, we dealt intensively with the planned reorganisation of Erste Bank Group and with succession planning for Erste Bank's management board.

Supervisory board meetings

The supervisory board met seven times during the 2006 financial year. All members attended at least half of the meetings.

The following significant matters were discussed:

At the first meeting of the year, on 15 March 2006, we approved the audit reports, the 2005 company management report, the 2005 consolidated financial statements and 2005 group management report. In line with the recommendation of the audit committee, we approved the 2005 company financial statements. We also endorsed the proposal for the appropriation of net profit for 2005.

In addition, the supervisory board also discussed the corporate governance report, adopted the Employee Share Ownership Plan (ESOP) 2006 and aknowledged the agenda for the 2006 annual general meeting.

Several meetings discussed the situation at the CEE banking subsidiaries, especially in Romania and Serbia as well as plans to acquire Ukrainian Bank Prestige. In addition the acquisition of up to 8% of the shares of Banca Comercială Română (BCR) from the employees of BCR by way of a share swap and/or cash offer was approved.

At the meeting on 24 October 2006, Bernhard Spalt, head of strategic risk management, was appointed to the management board with effect from 1 November 2006. He succeeded Christian Coreth, who resigned from his management board position for health reasons. On behalf of the entire supervisory board, I would like to thank Mr. Coreth for his service and dedication to Erste Bank. At this meeting, plans for a new organisational structure involving the creation of a holding company were also discussed.

The last scheduled session of the financial year was held on 13 December 2006. The planned new organisational structure was once again considered in depth. Eventually it was decided to put the organisational framework for the creation of an operating holding company in place by mid-2007. In its final form, this entity is to hold all CEE banking interests and the stake in the soon-to-be-established "Austrian Erste Bank".

The terms of all management board members expire on 30 June 2007. For this reason, and in preparation for the coming new organisational structure, the supervisory board's meeting on 13 December 2006 dealt with succession planning for the management board. Reinhard Ortner and Erwin Erasim announced their intention to retire at the end of their terms on 30 June 2007.

At the proposal of the management board committee, the supervisory board has reappointed as management board members Andreas Treichl, Elisabeth Bleyleben-Koren, Franz Hochstrasser and Bernhard Spalt and newly appointed Thomas Uher, Peter Kisbenedek, Herbert Juranek and Peter Bosek to the management board for the term from 1 July 2007 to 30 June 2012. Andreas Treichl was again named chairman of the management board.

At the same meeting, the overall investment plan for 2007 was also approved.

Committees of the supervisory board

The management board committee has decided to pay the management board's annual bonuses according to the agreed parameters. The committee deliberated thoroughly on the succession plan for the management board of Erste Bank and prepared a proposal on the composition of the management board as of 1 July 2007 for the supervisory board.

The audit committee held the final audit meeting on 15 March 2006. At this session the company's financial statements and management report and the consolidated financial statements and group management report were discussed; the ratification of the company financial statements was recommended to the supervisory board and the proposal for the appropriation of net profit was received. A proposal was also made to introduce a motion at the annual general meeting to appoint Ernst & Young Wirtschaftsprüfungsgesellschaft mbH as an additional auditor for the financial year 2007. The audit plan for 2006 was reported to the audit committee. At its meeting on 13 December 2006 the audit committee heard a report on the result of the preliminary audit and on the implementation of the Corporate Governance Code at Erste Bank.

The risk management committee held 24 sessions in 2006, dealing among other things with the introduction of Basel II, and the approval of significant commitments outside the scope of the management board's area of authority.

The strategy committee, in several meetings during the first quarter of 2006, took the operational decisions concerning the capital increase. This committee was briefed with the yearly report on the group's equity holdings. In the second half of the year, topics included the planned acquisition of Bank Prestige in the Ukraine and the new holding company structure.

Financial statements

The company's financial statements and management report as well as the consolidated financial statements and group management report for 2006 were audited by, and received an unqualified opinion from, Sparkassen-Prüfungsverband as the legally mandated auditor and Deloitte Wirtschaftsprüfungs GmbH as the selected supplementary auditor. Representatives of both auditors participated in the supervisory board's financial statements review meeting and provided supporting information. We are in agreement with the results of these audits and the proposed appropriation of net profit. We approved the company financial statements prepared by the management board, which are thereby adopted in accordance with section 125 (2) of the Austrian Stock Corporation Act. The consolidated financial statements and group management report were also reviewed and approved.

Changes in memberships

Werner Hutschinski, who had sat on the supervisory board of Erste Bank since 1993, resigned on the day of the thirteenth annual general meeting with effect from 19 May 2006. Speaking on behalf of the entire supervisory board, I would like to thank him sincerely for his many years of dedicated service. The thirteenth annual general meeting elected Gabriele Zuna-Kratky to the supervisory board as a new member.

The supervisory board would like to take this opportunity to express its gratitude to the management board and the employees of Erste Bank for their strong personal commitment to their work in the last financial year.

For the Supervisory Board



Heinz Kessler
President of the Supervisory Board

Vienna, March 2007

Supervisory Board

HEINZ KESSLER
President of the Supervisory Board
Tenure: 26 May 1998 – AGM 2007
Retired Chief Executive Officer
Additional supervisory board memberships:
Deputy Chairman Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Member DIE ERSTE österreichische Spar-Casse Privatstiftung
Deputy Chairman Duropack Aktiengesellschaft
Chairman Nettingsdorfer Papierfabrik Management AG
Deputy Chairman Rath Aktiengesellschaft
Chairman Reform-Werke Bauer & Co Gesellschaft m.b.H.
Chairman Reform-Werke Bauer & Co Holding Aktiengesellschaft
Deputy Chairman UNIQA Versicherungen AG
Functions in companies of the savings banks sector

GEORG WINCKLER
First Vice President
Tenure: 27 April 1993 – AGM 2010
Rector of the Unversity of Vienna
Professor of Economics at the University of Vienna
Additional supervisory board memberships:
Member
Austria Versicherungsverein auf Gegenseitigkeit Privatstiftung
Deputy Chairman
INiTS Universitäres Gründerservice Wien GmbH
Member Innovationszentrum Universität Wien GmbH
Member UNIQA Versicherungen AG
Functions in companies of the savings banks sector

THERESA JORDIS
Second Vice President
Tenure: 26 May 1998 – AGM 2008
Attorney at law
Additional supervisory board memberships:
Member Generali Holding Vienna AG
Chairwoman Miba Aktiengesellschaft
Chairwoman Mitterbauer Beteiligungs-Aktiengesellschaft
Chairwoman Prinzhorn Holding GmbH
Chairwoman Wolford Aktiengesellschaft

BETTINA BREITENEDER
Tenure: 4 May 2004 – AGM 2009
Businesswoman
Additional supervisory board memberships:
Member ZS Einkaufszentren Errichtungs- und Vermietungs-Aktiengesellschaft

ELISABETH GÜRTLER
Tenure: 26 May 1998 – AGM 2010
Businesswoman
Member of the
Management Board of the Austrian Hotel Association
Member of the
General Coucil of Oesterreichische Nationalbank

JAN HOMAN
Tenure: 4 May 2004 – AGM 2009
Chief Executive Officer of Teich AG
Additional supervisory board memberships:
Member Allianz Elementar Versicherungs-Aktiengesellschaft

WERNER HUTSCHINSKI
Tenure: until 19 May 2006
Retired General Manager
Additional supervisory board memberships:
Deputy Chairman VAV Versicherungs-Aktiengesellschaft
Functions in companies of the savings banks sector

JOSEF KASSLER
Tenure: 11 May 2000 – AGM 2007
Retired Chief Executive Officer
Additional supervisory board memberships:
Member „Messe Center Graz" Betriebsgesellschaft m.b.H.
Member ÖWGES Gemeinnützige Wohnbaugesellschaft m.b.H.

LARS-OLOF ÖDLUND
Tenure: 7 May 2002 – AGM 2007
Advisor
Additional supervisory board memberships:
Chairman Baltic Rim Fund
Chairman EntreprenadMaskinSpecialisten i Sthlm AB
Chairman Eurotema AB
Chairman e Builder AB
Chairman Litorina Capital Management AB
Chairman Scandi Tech Holding AB

WILHELM G. RASINGER
Tenure: 11 May 2005 – AGM 2010
Advisor
Additional supervisory board memberships:
Member CEE Immobilien Development AG
Member Wienerberger AG

FRIEDRICH RÖDLER
Tenure: 4 May 2004 – AGM 2009
Public Accountant and Tax Consultant

HUBERT SINGER
Tenure: 11 May 2000 – AGM 2008
Chief Executive Officer of Dornbirner Sparkasse Bank AG
Additional supervisory board memberships:
Deputy Chairman Dornbirner Seilbahn Gesellschaft m.b.H.
Functions in companies of the savings banks sector

GABRIELE ZUNA-KRATKY
Tenure: 19 May 2006 – AGM 2011
Director of Technisches Museum Wien
Additional supervisory board memberships:
Member Museumsquartier-Errichtungs- und Betriebsgesellschaft mit beschränkter Haftung

Representatives of the Staff Council:

GÜNTER BENISCHEK
Chairman of the Central Staff Council
Additional supervisory board memberships:
Member DIE ERSTE österreichische Spar-Casse Privatstiftung

ERIKA HEGMALA
Vice Chairwoman of the Central Staff Council
Additional supervisory board memberships:
Member VBV-Pensionskasse Aktiengesellschaft

ILSE FETIK
Member of the Central Staff Council

JOACHIM HÄRTEL
Member of the Central Staff Council

CHRISTIAN HAVELKA
Member of the Central Staff Council

ANTON JANKU
Member of the Central Staff Council

Corporate Governance

MAIN PRINCIPLES

The Austrian Code of Corporate Governance

In October 2002 the Austrian Working Group for Corporate Governance presented the Austrian Code of Corporate Governance. The Code constitutes a voluntary, self-regulatory initiative that goes beyond a corporation's statutory responsibilities. The Code seeks to promote accountable corporate management and oversight to create value in a sustained way, and to balance and define all rights and responsibilities of all stakeholders – the management, supervisory board, customers, employees, shareholders and the general public – and the relationships between these groups. The Code is designed to ensure a high degree of transparency for all stakeholders. Its wording is available at www.corporate-governance.at.

The Austrian Working Group for Corporate Governance amended the code in 2005, adopting the core of the EU recommendations on supervisory boards' responsibilities and management compensation and making the necessary adjustments to reflect the Company Law Amendment Act of 2005. The amended version of the Austrian Code of Corporate Governance applies to all financial years beginning on or after 1 January 2006.

Clear commitment and external evaluation

In the 2006 financial year, Erste Bank complied with all legal requirements ("L rules") and recommendations ("R rules") and almost all "comply-or-explain" provisions ("C rules"). The exceptions are described and explained on the website of Erste Bank at www.erstebank.com/investorrelations.

In the spring of 2006, Erste Bank voluntarily underwent an independent review of its compliance with the Code in the 2005 financial year. This review established that Erste Bank complies with sections 73–79 of the Code. The full findings of the review are available on Erste Bank's website at. www.erstebank.com/investorrelations.

One share – one vote

Erste Bank is listed on the stock exchanges in Vienna and Prague with 315.3 million ordinary shares outstanding at the end of 2006. There are no preferred shares and no restrictions on ordinary shares. In DIE ERSTE österreichische Spar-Casse Privatstiftung, Erste Bank has a principal shareholder with a long-term focus, who owned 30.5% of the outstanding share capital at the end of 2006. The only other shareholder owning more than 5% of the share capital since 18 March 2006 is Capital International. The shareholder structure is presented in the inside cover.

Compliance

The responsibility for all compliance issues at Erste Bank rests with the group compliance office, a staff unit reporting directly to the chief executive officer. The compliance rules of Erste Bank are based on the relevant legislation, such as the Austrian Stock Exchange Act and the Securities Supervision Act; on the Standard Compliance Code of the Austrian banking industry as well as on international practices and standards. Conflicts of interest between our customers, Erste Bank and employees are covered by clear rules regarding "Chinese walls", provisions on employee trades, research disclaimers, etc.

Directors' dealings

In accordance with the Issuer Compliance Regulation of the Austrian Financial Market Authority (FMA), individual trades by members of the management board and supervisory board in shares of Erste Bank or in related securities are published on Erste Bank's website (www.erstebank.com/investorrelations) and the FMA.

Risk management

Erste Bank's approach to risk management seeks to achieve the best balance between risks and returns for earning a sustained high return on equity. A detailed report on risk policy, risk management strategy and organisation, as well as a thorough discussion of the individual risk categories, are found in the Notes beginning on page 134. In addition, credit risk is analysed in detail in a separate section from page 74 onwards, broken down by industry, geography and business segment.

MANAGEMENT BOARD

The management board of Erste Bank is responsible for managing the bank. It is responsible for pursuing the good of the company and considering the interests of the shareholders and staff. The management board develops the strategic direction for the company and coordinates it with the supervisory board. It safeguards effective risk management and risk control. The management board takes its decisions with due regard to all relevant laws, the articles of association and its terms of reference.

The composition of the management board and information on its members are presented on page 4.

The group steering committee

In addition to the management board, Erste Bank has, since 2003, had a group steering committee (GSC). The GSC is the group's highest coordinating body. It consists of the management board of Erste Bank and the chief executive officers of Česká spořitelna, Slovenská sporitel'ňa, BCR, Erste Bank Hungary and Erste Bank Croatia.

The GSC meets every six weeks. The two-day meetings address subjects and projects relevant to the group. The meetings are alternately held in Vienna and the central and east European subsidiaries. As the GSC has no formal decision-making powers, the decisions taken are implemented by resolutions of the local management boards.

Compensation of the management board

The total remuneration of the management board is aligned as closely as possible with the interests of shareholders and is described in detail in the Notes on page 105. It consists of a fixed base salary, a performance-related bonus, non-cash compensation and share options. Criteria for the management board's performance-related pay are return on equity and the amount of the dividend payout, based on share capital.

The bonus cannot exceed 117% of the annual gross salary and is paid out when the dividend payment surpasses 20% of the share capital and return on equity is at least 16%. Return on equity is also the key criterion for the exercise of share options. When a return on equity of at least 17% is achieved, the options awarded in the year under review may be exercised. In the financial year completed, the proportion of fixed to total cash compensation of the management board was 47.3%.

Moreover, the members of the management board participate in Erste Bank's defined contribution pension plan on the same basis as the other staff. Contributions are calibrated in a way that, assuming sufficient performance of the pension fund, an appropriate income level is assured upon retirement at age 65. If an individual's management board membership is ended before this date by no fault of his own, corresponding compensatory payments are made to the pension fund.

Likewise, for benefit entitlements of management board members in the event of loss of their position, the standard legal termination conditions of section 23 of the Salaried-Employees Act apply if the employment contract was concluded before 1 January 2003.

SUPERVISORY BOARD

The supervisory board advises the management board in its strategic planning and activities. It takes decisions identified for its attention by the law, the articles of association and the supervisory board's terms of reference. The supervisory board is charged with overseeing the management board in managing the enterprise.

The composition of the supervisory board, as well as the additional positions of its members, are presented beginning on page 8. Details on the supervisory board's compensation are found in the Notes on page 106.

Independence of the supervisory board members

The supervisory board of Erste Bank decided in March 2006 to implement the amended Austrian Code of Corporate Governance and, in this context, adopted the guidelines in Annex 1 of the Code as Erste Bank's criteria of independence. Based on these criteria, all members of the supervisory board have declared themselves independent.

Committees of the supervisory board

The supervisory board has formed a risk management committee, a strategy committee, an audit committee and a management board committee.

The risk management committee decides on credit facilities and significant commitments that fall outside the management board's powers of approval. Within the limits of the law and its own authority, the risk management committee may grant authorisations in advance. In addition, the committee also has the mandate of monitoring the risk management of Erste Bank. The risk management committee has the following members:

_Chairman: Friedrich RÖDLER
_Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS
_Bettina BREITENEDER
_Elisabeth GÜRTLER
_Joachim HÄRTEL
_Erika HEGMALA
_Anton JANKU
Substitute members: Jan HOMAN and Wilhelm RASINGER

In its role of overseeing the group's strategic direction, the strategy committee is responsible especially for scrutinising the budget; reviewing the reports on the individual business units and on business performance; determining investment policy, and setting key strategic goals for the company. The strategy committee is also responsible for overseeing Erste Bank's portfolio of strategic equity holdings. The strategy committee members are:

_Chairman: Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS
_Jan HOMAN
_Josef KASSLER
_Gabriele ZUNA-KRATKY
_Günter BENISCHEK
_Ilse FETIK
_Christian HAVELKA
Substitute member: Wilhelm RASINGER

The audit committee is primarily responsible for the auditing, and the preparation of the ratification, of the company's financial statements; for the preparation of the proposal for the appropriation of net profit and the company management report; for the auditing of the consolidated financial statements and group management report; and for proposing the choice of independent auditors to the supervisory board. The audit committee examines the audit plan from the internal audit department and receives information on the efficiency and effectiveness of the internal control system and internal auditing organisation and the proper functioning of the risk management system. The audit committee is composed as follows:

_Chairman: Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS
_Jan HOMAN
_Wilhelm RASINGER
_Friedrich RÖDLER
_Günter BENISCHEK
_Joachim HÄRTEL
_Erika HEGMALA
Substitute member: Bettina BREITENEDER

The management board committee deals with and decides upon the relationships between the Company and the members of the management board. The committee has the following members:

_Chairman: Heinz KESSLER
_Georg WINCKLER
_Theresa JORDIS

ACCOUNTING AND AUDITORS

Erste Bank's financial years from 1998 to 2006 were audited by Sparkassen-Prüfungsverband as the legally mandated auditor and Deloitte Wirtschaftsprüfungs GmbH, appointed by the annual general meeting as supplementary auditor. In view of international practice for public companies and after extensive deliberation, a proposal was put to the AGM in 2006 by the audit committee and supervisory board to appoint – alongside Sparkassen-Prüfungsverband as the legally mandated auditor – Ernst & Young Wirtschaftsprüfungsgesellschaft mbH as supplementary auditor for the auditing of the 2007 financial year's parent company financial statements and management report, consolidated financial statements and group management report. The AGM approved this motion on 19 May 2006.

Corporate Social Responsibility

INTRODUCTION

In 2006 Erste Bank continued to successfully balance the interests of its stakeholders. Acting in a socially responsible manner – a principle firmly entrenched ever since the bank's foundation in 1819 – remains integral to its corporate philosophy.

Just how deeply rooted this principle is, was evident in Erste Bank's winning the CSR AUSTRIA AWARD from the Center for Corporate Citizenship and the Federal Ministry of Social Security. Erste Bank ranked first among the 100 largest Austrian companies and thus once again demonstrated that its national leadership extends to practicing socially responsible corporate citizenship.

UPDATE – CSR PROGRAMME

Building on the steps taken in 2005, the aim of CSR reporting remains to expand the high degree of transparency reached in business matters to environmental and social subjects and thus document the progress made in CSR. The action plan presented in the 2005 annual report constitutes a multi-year plan. Some activities initiated in 2006, include:

_Greater collaboration with schools
_Customer satisfaction survey (published for the first time)
_Environmental audit, using the 2005 data which covers most of Erste Bank AG.

The group-wide survey of employee satisfaction planned for 2006 was postponed to autumn 2007 in order to include the effects of the change in group structure. Other activities, such as the integration of the CEE subsidiaries into the CSR process are part of the multi-year plan, which will form the basis for Erste Bank's CSR development process in the next several years.

CUSTOMERS

Client satisfaction is one of the critical success factors for Erste Bank. It is closely related to the development of relevant products, ongoing support in financial life-planning, and wellfocused education on handling money wisely.

Much of the work in 2006 was again addressed at youth. In addition to its role of educating and helping children with their entry into the financial dimension of life, Erste Bank also developed an appropriate product portfolio. Thus, a free current account was offered, without an overdraft facility, in order to make it more difficult for young people to spend beyond their means. A pilot project was also launched inviting teenagers to the bank for a week to jointly create a youth offering. The insights from this project underpin the planned further partnership with schools that is to pursue and refine the understanding of and provision for the needs of youth.

In the small and medium enterprise (SME) customer segment, Erste Bank last year continued its support for entrepreneurs. In an economy driven mainly by small and medium-sized companies, financing new business owners is a way of actively exercising social responsibility. Specifically, activities ranged from providing consultancy and continuing education via the "GO" academy for entrepreneurs all the way to holding business plan competitions.

A high level of customer benefit was stressed in product development in the personal banking area. The emphasis was placed on a further broadening of the long-term savings offering. In addition to working with Österreichisches Hilfswerk on events that raise awareness of this subject, the range of investment funds was expanded to include more ethical funds. A particularly innovative element is the partnership with the World Wildlife Fund in the ESPA WWF STOCK UMWELT fund. This mutual fund invests only in companies operating solely or predominantly in the environmental industry. Some of the earnings from the fund are used for the WWF's water protection programme in Austria. This does not reduce customer returns, as ERSTE-SPARINVEST waives some of its revenues in order to protect nature. Total assets under management in the group's ethical funds thus grew to EUR 1.3 billion by the end of 2006, representing 4.5% of total fund assets and a market share of more than 60% in the segment of environmental and ethical funds as a whole.

Erste Bank also participated in the distribution of a microfinance fund and developed ways of offering this investment product to ethically-minded retail clients in 2007.

An Austria-wide study conducted for the second time in the middle of 2006 documents that these specific measures – but also, and particularly, the consistently high quality of regular customer care – led to rising customer satisfaction in all categories. The findings of this survey are based on responses from about 15,000 retail customers. Overall satisfaction improved from 53% in 2003 to 55% in 2006. The chart below shows the improvement in selected individual areas:

Customer satisfaction by category in %



100
75
50
25
0
52
56
52
57
73
76
48
55
37
40
Staff inform actively
Advice outside opening hours
No waiting times for scheduled appointments
Undisturbed appointments
Transparent T&Cs
2003
2006

Regular customer satisfaction surveys are also performed by the subsidiaries in Central and Eastern Europe. There they constitute an important element in employee motivation and pay.

CIVIL SOCIETY

In 2006 Erste Bank continued to make a substantial contribution to the development of civil society, through the promotion of socially disadvantaged groups and a great many initiatives in education, the arts and sports. Most of these activities had a strong Central and Eastern European component and thus fostered understanding between and mutual integration of the cultures and countries in which Erste Bank operates.

The framework since 2004 for all social and cultural projects and activities has been "Kontakt. The Programme for Arts and Civil Society of Erste Bank Group". Every year, projects are launched under its umbrella to bring the people of the Central and Eastern European region closer together and work side by side on new ideas, perspectives and opportunities.

The most important pillar in the social action programme in 2006 was once again the continued longstanding partnership with Caritas. The partnership strives to soften the hardships of the economic transformation process in Central and Eastern Europe, particularly for the region's children. But in Austria as well, the fight against poverty was the top priority. Success stories of 2006 included the implementations of the following projects:

- _Establishment of a therapeutic kindergarten and a special-education class in Romania. As a result of this work, 21 children with disabilities are now receiving appropriate support and care for the first time.
- _Support for the "Menschen in Not" ("People in Need") campaign in Austria – with the aim of easing the suffering of almost half a million people at risk of sliding into poverty.
- _Support for "youngCaritas.at", a youth platform that involves young people in Caritas services and enables them to gain hands-on experience in charitable work.

This is also the context for the establishment of "Die Zweite Wiener Vereins-Sparcasse" by Die erste österreichische Spar-Casse Privatstiftung, the foundation that is Erste Bank's largest shareholder. The new institution provides access to basic financial services for people who, for a wide variety of reasons, are no longer able to open a regular bank account. Through accounts without overdraft facilities, it helps its customers to get back on track. Zweite Sparcasse was developed by staff and specialists from Erste Bank on behalf of the foundation. It is operated in tandem with debt counselling organisations and Caritas by Erste Bank employees who volunteer their time.

In the world of the arts, Erste Bank continued the traditional support for a number of projects, such as:

- _VIENNAFAIR, the only fair for contemporary art from Central and Eastern Europe. The event attracted strong participation from twelve galleries in the region.
- _The regionally oriented Vienna Mozart Music Film Festival. Participating cities were Brno, Belgrade, Bucharest, Prague, Zagreb and Bratislava.
- _Partnership with Wiener Secession. The work with this renowned artist association and independent gallery both give rise to events and publications and, through tours, offers Erste Bank employees exposure to art.
- _"Kontakt." Establishment of a sophisticated collection of contemporary central and eastern European art. In 2006 this collection was presented for the first time in Vienna and Bratislava.

As to education, science and sports, in 2006 Erste Bank again encouraged research by medical practitioners with a prize of EUR 7,500. Together with the Vienna University of Economics & Business Administration and OMV, an executive MBA programme was established in Romania. 2006 again saw the awarding of scholarships, including one (together with the daily newspaper Die Presse) for a post-graduate degree in international tax law. Sports sponsorship activities last year remained focused on the school soccer and volleyball leagues as well as the role as principal sponsor of the ice hockey league.

STAFF

Erste Bank is one of the largest employers in Central and Eastern Europe. Through further expansion, particularly into Romania and also the Ukraine, the employee count rose in 2006 by more than one-third, from 36,150 to 50,164. As of end-2006, about 70% of staff are based outside Austria, with the largest concentrations in the Czech Republic and Romania.

Personnel strategy

The inclusion and consultation of employees forms an essential part of Erste Bank's corporate culture. This is manifested in large-scale staff surveys whose results are analysed by external consultants and are factored into the management's decisions. The latest such poll was conducted in the first half of 2003. Employee surveys are also carried out at the subsidiaries in Central and Eastern Europe. Another staff survey is to be conducted in the autumn of 2007 in close cooperation with the European Staff Council and will be the first to cover the whole group.

The high esteem in which Erste Bank holds its employees is expressed in the staff charter signed at the beginning of 2004. The charter documents the employee-friendly value system as well as the aims of management and staff. In addition, in order to keep pace with the changing market environment, the charter seeks to create a focus on collective productivity at Erste Bank. An evaluation of the staff charter, the findings of which will be reported in 2007, began in 2006.

Age structure in %


2
under age 20
14
ages 21-30
31
ages 31-40
23
above age 51
30
ages 41-50

Within the specific strategic measures taken in 2006, the preparations for the expected future demographic changes remained a key focus. Given the rising average age of group staff, the LIFETIME project brought together the different activities in this area with the goal of offering appropriate development opportunities for all generations.

Other important strategic highlights in 2006 were the completion of the Top Executive Development (TED) programme and the continued highly successful practice of giving staff a share in profits.

LIFETIME accomplishments

On the path to the three-generation enterprise, results were achieved in the areas of health, corporate and leadership culture, training and young employees. The most important measures implemented in 2006 under the LIFETIME umbrella included:

- _Offer of computer skills training for people in the fifty-plus age group
- _Introduction of a new progressive retirement (partial pensions) model
- _Awareness of managers to problems related to alcohol abuse, mobbing, and burnout
- _More intensive work with schools in order to become more attractive to young job seekers
- _Heightened emphasis on personal development

Top Executive Development (TED) programme

The focus of the TED programme is on the development of future top managers. Periodically, from all managers in the group, individuals who seem likely candidates for top management positions are chosen to receive special opportunities for development. Over a period of between 12 and 14 months, the participants complete five to six modules of three to five days each. These develop and expand management and leadership abilities and foster networking across geographic and organisational boundaries.

The first group of 21 young managers from five countries graduated from the programme in 2006. Going forward, the TED approach will serve as a model for any additional programmes.

Staff profit-sharing

Employees share Erste Bank's financial success in three ways: through the Employee Share Ownership Plan, which enables the employees of Erste Bank to buy Erste Bank shares at a discount; the Management Share Option Plan designed to provide additional performance incentives for management and key employees; and an annual 2%-share of budgeted net income, additional to the base salary and individual performance-related bonus, which is paid to all employees except for top management of the group and its subsidiaries. In 2006 the total value of the latter item amounted to EUR 12.4 million.

Erste Bank continues to strengthen the third pillar of its compensation system to underline the importance of each and every staff member's contribution to the group's financial success. Erste Bank's profitability thus directly benefits all employees. This degree of profit-sharing with staff is unique in Central and Eastern Europe and achieves an equitable alignment of the interests of shareholders and employees.

Attractive employer

The attractiveness of Erste Bank as an employer manifest itself not only in the repeated distinctions won in this area, but above all in positive employee statistics. For example, based on the data for Austria, the number of sick days per employee, at 7.9 per year, was well below the industry average. In terms of staff turnover as well, 2006 was characterised by stability. From 4.5% in 2005, the percentage of departures in Austria rose only slightly to 4.8% in 2006.

Key indicators – Employees (Austria, without savings banks)

	2006	2005	2004
Fluctuation	4.8%	4.5%	4.6%
Sick days per year	7.9	8.2	8.0
Training days per year	2.6	2.6	2.8
Women in management positions	23.1%	24.3%	23.0%
Share of part-time staff	22.8%	23.4%	23.9%
Share of female part-time staff	86.4%	86.8%	85.8%

Corporate volunteering

Since the beginning of 2006, Erste Bank has been involved in an initiative known as "Vernetzte Welten", or Networked Worlds. Through this initiative, three projects were supported by Erste Bank last year; of these, two were successfully completed.

Erste Bank's contribution consists of the time of up to six of its employees made available for the project duration of three to six months – a form of support in kind. The participating NGO partner organisations (Caritas, Red Cross, SOS-Kinderdorf) offer the employees of Erste Bank an opportunity to accept time-limited responsibility for managing innovative projects in NGOs.

This allows staff members to gain an insight into and understanding of charitable organisations' work and motivation. In addition they can acquire new kinds of project management experience, strengthen mutual learning, make both substantive and personal connections, assume active social responsibility and improve their relationship skills.

ENVIRONMENT

Considerable headway was also made in environmental matters. In Austria, Erste Bank took part in the 2006 Ökoprofit project. As part of this undertaking, relevant environmental data was collected for 2005 and environmental protection measures were implemented and evaluated for 2006 and planned for 2007 and 2008.

Key indicators – environment*

	2005
Flight distance (km per employee)	938.0
CO_2 emmissions (tonnes per employee)	2.7
Water consumption (litres per employee)	15,586.0
Paper consumption (kg per employee)	55.9
Energy consumption (kWh per employee)	332.3
Waste (kg per employee)	279.5

*) Flight distance and CO_2 emmissions based on data of Erste Bank AG in Austria or 4,330 employees. Other data based on central office buildings of Erste Bank AG in Austria or 54,723 m² bzw. 2,360 employees.

Action taken in 2006 for the environment included the introduction of environmental controlling tools, establishment of a new energy-saving office lighting policy and development of a campaign to optimise waste management; the latter targets a reduction of residual waste by 50%.

As part of the Ökoprofit project, an environmental policy was drafted and is currently being coordinated with the management board. In addition, a legal database was established with an index of relevant environmental laws and regulations, and an analogous index of waste management laws was compiled.

Also as part of the Ökoprofit project, an environmental policy was drafted that is currently being coordinated with the management board. As well, a legal database was established with an index of relevant environmental laws and regulations, and an analogous index of waste management laws was compiled.

The progress on and experiences from these activities are regularly communicated to the subsidiaries in Central and Eastern Europe in order to raise awareness for environmental issues and encourage them to launch similar projects. In addition, future measures are planned based on European norms and directives with possible application considered even in non-EU countries.

Group-wide procurement

A procurement services company (s-proserv) was founded as a new centralised group unit for procurement and facility management, and is in operation since 1 January 2007. In addition to securing top service quality and optimum cost effectiveness, it will permit the establishment of a group-wide supply chain management, for which the ethical guidelines are already being developed.

Share price at record levels

Erste Bank share outperformed major indices in 2006

Performance Erste Bank Share in EUR


80
70
60
50
40
30
20
10
0
10 October 2000
Capital increase -
Size: EUR 282 million
11 July 2002
Capital increase -
Size: EUR 642 million
8 July 2004
4:1 share split
25 January 2006
Capital increase -
Size: EUR 2.9 billion
December 1997
December 2006

0.65 EUR dividend

Renewed dividend increase of 18%

Significant rise in payout ratio from 18.7% to 22%

Erste Bank Share

The Erste Bank share surpassed the previous year's performance with new all-time highs. In addition to the group's sustained earnings growth with another record profit, the main driver of the positive share price performance was the acquisition of Romania's Banca Comercială Română (BCR). Through continued expansion and the increase in the customer base to more than 15 million people, Erste Bank affirmed its leading role as a retail bank in Central and Eastern Europe.

PERFORMANCE OF EQUITY INDICES

International investors focused on interest rate policy

In the fourth year of the equity market boom underway since 2003, almost all major stock exchanges charted double-digit gains, with some indices reaching new five-year or even all-time highs. In the USA the Dow Jones Industrial Average climbed to a new record level, gaining 16.3%. The other most watched US indices, the S&P 500 and Nasdaq, rose by a respective 13.6% and 9.5% over the past year. While the European Eurotop 300 Index advanced by 16.3% compared to 2005, Spain's IBEX was up 31.8%, Germany's DAX Index added 22.0% and Austria's ATX gained 21.7%. The FTSE 100 in Britain rose by only 10.7% while the exchanges in Zurich, Paris, Rome and Amsterdam advanced at similar rates as the Eurotop 300 Index. By contrast, the performance of Japan's Nikkei Index, up 6.9%, was relatively disappointing. A record gain of 34.2% was posted by the Hang Seng Index in Hong Kong.

The dominant theme on stock markets last year was the interest rate policy of the central banks against the backdrop of continued rises in energy and raw material prices and their consequences for inflation and economic activity. In 2006 the European Central Bank raised its benchmark interest rate a total of six times to a year-end level of 3.5%. The U.S. Federal Reserve meanwhile, after 17 consecutive increases, has left its key rate unchanged at 5.25% since August 2006. The first three quarters of last year saw volatility as a result of negative influences, triggered by new record-high oil prices and uncertainty over the interest rate policies of the European and US central banks. However, these factors were more than offset by positive macroeconomic data and corporate news. Renewed stock market gains and new index highs followed from October onwards as declining oil prices and a very good reporting season outweighed a persistently strong euro. Both in the USA and Europe, corporate results for the third quarter were ahead of expectations. Signs of slowdown in economic growth in the USA and the resulting speculation of interest rate cuts by the Federal Reserve further boosted share prices.

Record sentiment towards banking sector

The DJ Euro Stoxx Bank Index continued its upward trend in 2006. The European banking index marked an all-time high of 446.9, gaining 22.5%. Strained sentiment associated with central bank interest rate policy was more than compensated by the positive impetus from better-than-expected financials in the first three quarters of 2006. Moreover, the European banking sector benefited from numerous bank mergers and takeover bids. Centre-stage were many acquisitions in Central and Eastern Europe as well as the largest transaction, the merger of Italy's Intesa with Sanpaolo IMI to become one of the ten largest banks in Europe.

ATX attains new historic highs

With a gain of 21.7% to 4,463.5, Austria's blue-chip index, the ATX, ended the year on a historic high. The domestic index thus outperformed its pan-European counterparts for the third year in succession, but could not quite match its own powerful advances of the previous two years, which saw annual gains of more than 50%. One of the principal reasons for Wiener Börse's performance advantage was the growth potential of many Austrian companies in Central and Eastern Europe. In addition, the Vienna stock exchange derived additional impetus from the record influx of capital from last year's total of six initial public offerings and the capital increases by already listed groups. On 19 February 2007 the ATX reached its record high to date of 4,611.8.

ERSTE BANK SHARE PERFORMANCE

Share price at record levels

In the year under review the Erste Bank share sustained its upward trend. With a share price of EUR 58.1 at the end of 2006, Erste Bank rose by 23.5%, outperforming both the ATX and the DJ Euro Stoxx Bank Index. Following the successful capital increase in January 2006, the share price reached new historic highs, but in the second quarter fell more sharply than the European banking index owing to declines on international exchanges and massive sell-offs in emerging markets. On 13 June 2006 the share registered its low for the year at EUR 40.4. This was followed by gains in the share price thanks to positive analyst commentary in the run-up to the 2006 Capital Markets Day held in early October in Bucharest. The reiteration of the growth targets, the completion of the BCR acquisition on 12 October 2006 and the positive feedback from analysts led to continuing significant gains. The highest closing price of 2006 was reached on 15 December, at EUR 59.0. The rising trend continued in the first two months of 2007, reaching a new historic high of EUR 60.99 on 2 February.

Trading volume and market capitalisation

Through the share price appreciation, the increase in the number of shares as a result of the capital increase carried out in January of last year and the employee share ownership and management stock option plans, both the trading volume and market capitalisation grew substantially. On average in 2006, about 703,339 Erste Bank shares were traded per day on the Vienna stock exchange. This represented an increase of more than 64% in daily turnover compared to the previous year. The trading volume on the Prague stock exchange (PSE), where Erste Bank has been listed since October 2002, rose by 18% from the previous year to about 180,421 shares per day. At the end of 2006, the market capitalisation of Erste Bank stood at a record level of EUR 18.3 billion, up from EUR 11.4 billion one year earlier.

Performance of the Erste Bank Share in comparison*

	Erste Bank Share	ATX	DJ Euro Stoxx Bank Index
Since IPO (Dec 1997)	424.2%	242.1%	–
Since SPO (Sept 2000)	394.5%	282.0%	27.1%
Since SPO (July 2002)	233.4%	266.0%	77.8%
2006	23.5%	21.7%	22.5%
Since SPO (Jan 2006)	29.1%	14.6%	17.9%

*) IPO...Initial Public Offering, SPO... Secondary Public Offering.

DIVIDEND POLICY & GROWTH TARGETS

Erste Bank is a rapidly growing group, which has completed a number of successful acquisitions in Central and Eastern Europe in recent years. In order to ensure sufficient resources for expansion in this region, the management board has chosen not to set a fixed payout ratio. Instead, when Erste Bank meets its financial targets, the annual dividend is increased by at least 10% compared to the year before. This ensures a Tier 1 capital ratio of approximately 6.5% to 7%. However, should the Tier 1 ratio rise to more than 7%, the dividend policy may be adjusted to increase the payment by well more than 10.0% compared to the year before.

Strong rise in payout ratio

A dividend of EUR 0.65 per share will be proposed to the Annual General Meeting on 31 May 2007. The renewed dividend increase of more than 18% and the vigorous growth in the number of shares outstanding as a result of the January 2006 capital increase lead to a significant rise in the payout ratio from 18.7% to 22.0%.

Attractive, long-term growth targets

Erste Bank offers investors long-term, steady growth prospects. The growth target for the years from 2006 to 2009 calls for an average annual increase of more than 20% in the group's net profit after minority interests. A cost/income ratio below 55% is targeted for 2009, with a return on equity of between 18% and 20%. In 2007, net profit after minority interests is to grow by at least 25%.

INVESTOR RELATIONS

The investor relations activities in 2006 continued to focus on broadening the investor base and raising further awareness of the equity story of Erste Bank. The year's highlights were two 2-week road shows and the fourth international Capital Markets Day.

In January 2006 the management visited investors in the USA and Europe in connection with the highly successful capital increase for the acquisition of BCR that saw 64,848,960 new shares issued at an offering price of EUR 45. The regular autumn road show in November included financial centres in the USA, Europe and the Gulf region. These trips involved an average of 78 meetings in 16 cities.

On 9 October 2006, Erste Bank held its fourth international Capital Markets Day in Bucharest. A record audience of more than 70 institutional investors and analysts was thoroughly briefed by the management on the key topic, Banca Comercială Română (BCR). Other items on the agenda included updates on the developments and outlook in Erste Bank's markets and the progress of the New Group Architecture efficiency improvement programme. Avid interest was also shown in the live webcast of the Capital Markets Day on the Internet, with 820 downloads on the day of the event.

As in past years, the management met with large numbers of investors at numerous banking conferences at the invitation of major international investment banks such as HSBC, Société Générale, UBS, Citigroup, Goldman Sachs, Morgan Stanley, ING and Merrill Lynch. In addition, at joint road shows by Wiener Börse, Erste Bank and other Austrian banks held in London, Edinburgh, Geneva and Stockholm, Erste Bank presented its strategy and positioning and met with international investors individually.

Performance Erste Bank Share and major indices indexed


130
110
90
70
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks
Erste Bank Share
1 January 2006
31 December 2006
Erste Bank Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

In total, the management and the IR team hosted 516 one-on-one and group meetings with international and local investors, as opposed to 289 in the year before. The strong increase is mainly explained by increased roadshow activity.

For the seventh consecutive year, Erste Bank hosted an internet chat forum on 18 April 2006 where current and prospective retail investors had the opportunity to communicate directly with Erste Bank Group's CEO, Andreas Treichl.

The sustained interest in the Erste Bank share was again reflected in the initiation of research coverage by several additional investment banks. In 2006 a total of 24 brokerage firms published research reports on Erste Bank.

Research reports on Erste Bank

_Bear Stearns
_CA IB
_Cazenove
_Citigroup
_CSFB
_Deutsche Bank
_Dresdner Kleinwort
_Execution
_Fox Pitt, Kelton
_Goldman Sachs
_HSBC
_ING
_JP Morgan
_KBC Securities
_Keefe, Bruyette &Woods
_Merrill Lynch
_Morgan Stanley
_Raiffeisen Centrobank
_Redburn
_Sal. Oppenheim
_Société Générale
_UBS
_WestLB
_Wood

Stable long-term growth

Our markets are at different stages of development


GDP per capita
Austria
Wave 4
Wave 3
Czech R.
Hungary
Wave 2
Slovakia
Wave 1
Romania
Ukraine
Wave 1: Savings, payment transfers
Wave 2: Current accounts, debit cards, mortgages
Wave 3: Credit cards, consumer finance
Wave 4: Wealth management – asset management, pensions, life insurance
Banking assets/GDP

94% of our customers live in the European Union

Strategy

Another year of strategic consistency

In 2006 we continued to execute the strategy that served us well over the past years and that was first devised nearly 10 years ago. In essence, we stuck to our goal of expanding our retail banking and fund management businesses in an efficient manner within the confines of Central and Eastern Europe (CEE). 2006 provided further evidence that this is the right course of action: our markets advanced on a long-term growth path and we, as a key investor in the region, were one of the major beneficiaries of this secular trend. In addition, thanks to the fast pace of European integration, our risk-return profile continued to improve, with the vast majority of our clients now living in fast growing member states of the European Union.

Overall, our strategy rests on three pillars: the business focus pillar identifies the development of our retail and SME banking operations as our key acitivity, the geographic focus pillar defines Central and Eastern Europe as our home market and the efficiency focus pillar links the two pillars by setting out the vision of operating and expanding as efficiently as possible. In response to the fast development of the group we have added a new dimension to the latter in 2006: it now covers a fundamental redesign of our group governance model.


CONSISTENT STRATEGY since 1997 IPO
Business focus: retail banking
Geographic focus: Central and Eastern Europe
Efficiency focus: synergy & new governance model
VALUE CREATION FOR SHAREHOLDERS, CLIENTS AND EMPLOYEES

Business focus – retail banking

A clearly defined business focus lies at the core of Erste Bank's operations: we directly serve 15.9 million costumers in eight core markets and operate some 2,700 branches, as well as state-of-the-art alternative distribution channels, such as internet and phone banking. Hence, while we do have substantial operations outside retail banking, retail banking is our core competence.

In a way, retail banking is also woven into Erste Bank's genetic fabric. In 1819 wealthy Viennese citizens donated funds in order to establish Erste Bank's predecessor, a savings bank. They aimed to bring affordable banking services to wide sections of the population. This goal is just as valid today as it was some 190 years ago, especially against the backdrop of operating in Central and Eastern Europe.

In today's context, retail banking is attractive for us because it offers a compelling business case, comprehensive scope in terms of product offering and the opportunity to operate in well diversified markets.

The business case is characterised by a number of favourable parameters, one of which is the lower level of volatility than experienced in corporate or investment banking. Consequently, our earnings growth is strong and stable, our provisioning levels are almost unchanged over a number of years and our capital requirements are lower. Another positive factor is the longevity of our growth path, which is a result of operating in a portfolio of markets that are at different stages of economic development.

Austria is a mature and stable banking market, the Czech Republic, Hungary, Slovakia and Croatia are developing transformation economies, while Romania, Serbia and the Ukraine are emerging banking markets. This means that we can draw on our broad product knowledge in mature markets and selectively apply those retail banking products in less developed markets that are most suited to our clients' needs.

Geographic focus – Central and Eastern Europe

In the late 1990-ies we came to the conclusion that our longterm future as an independent bank was very much contingent on finding new markets outside Austria: at that time growth opportunities were limited, leaving only repeated cost cutting exercises as a way to improve the bottom line. As a result we decided to make a long term commitment to the markets at our doorstep, essentially our neighbouring countries in Central Europe – the Czech Republic, Slovakia, Hungary, Croatia and Slovenia. We defined an extended home market of 40 million people with the clear intention to enter these markets by making selected acquisitions. In Austria we pursued a policy of seeking closer integration with the savings banks sector in order to increase scale, offer our clients better value and work more efficiently.

Since then we have far surpassed our initial goals. Our home market now covers a contiguous region of 120 million inhabitants, we have successfully integrated more than ten acquisitions in Central and Eastern Europe, and in Austria we have made a quantum leap forward in our efforts to work more closely with the savings banks through the establishment of the cross guarantee system. This agreement forms the basis for a wide-ranging cooperation between Erste Bank and the savings banks covering such aspects as common back office structures, common marketing and common product development.

Our expansion into Central and Eastern Europe has yielded great benefits: shareholders have enjoyed sustainable earnings growth, customers can access our comprehensive range of services in more countries than ever before, and our employees have more development opportunities than at any time in the company's history. Consequently, we will continue on our proven growth path, extending our footprint in Central and Eastern Europe, when suitable opportunities arise.

Efficiency focus – enhanced governance meets synergy

Our aim to work more efficiently across the group is a direct result of our rapid expansion as well as the realisation that a number of tasks are more efficiently carried out on a group-wide, standardised basis, while sales and marketing efforts are best handled locally. Or put differently, we aim to create a more successful banking group of what is already a successful group of banks. Until late 2006 this effort was encapsulated in the New Group Architecture (NGA) programme, our flagship efficiency initiative. While it comprises a clearly defined set of streams and extracts synergies from within the existing framework, it did not touch the core governance structure of the group. The further evolution of the group governance model was therefore the natural next step in order to ensure increased strategic flexibility and further efficiencies.

Consequently, in late 2006 we have embarked on the establishment of a holding company comprising group centre functions, infrastructure and fully divisionalised business segments, which will be managed on a group-wide basis, but no longer the Austrian core customer business. The latter will be spun off into a separate subsidiary, on a level playing field with our existing CEE operations. For the management of the Austrian business this will remove the distraction by group topics, while the new group board can focus on strategy and exert balanced attention to the performance of all businesses, group-wide business development topics and adopt a systematic approach to the building and development of key human resources.

The reorganisation follows a tight timetable and will reach key milestones in July 2007, when all essential prerequisites for the new structure will be established within the existing legal entity, and in July 2008, when the legal separation of the Austrian business from the holding functions will be accomplished. As a result of this bold move, group governance will become more efficient and we will be better equipped to face future expansion and business growth.

While starting the realignment of the group governance model was clearly the key event in terms of future efficieny, the New Group Architecture (NGA) programme, running in its third year in 2006, delivered the expected synergy effects. We also broadened the scope of the NGA initiative, by adding a stream on wealth creation, a key growth driver of the future. The remaining streams progressed as planned, as set out in the following paragraphs.

NGA aims to create synergies across the group


Revenue enhancement
Cost reduction & efficiency improvement
1. Group Large Corporates
2. Group Cards Synergy Project
3. Retail 2008
_Structured Investment Products
_Sales Management Techniques
_Consumer Finance
_Wealth Creation
4. Information Technology
_Software Development
_Group IT Operations
_Decentralised Computing
5. Group Procurement
6. Group Performance Model (GPM)

A unified, group-wide approach towards our large corporate customers is behind the establishment of the Group Large Corporates business unit. Through better integration of treasury, capital markets and other investment banking activities Erste Bank aims to become the partner of choice for all financing needs of our large corporate customers. The new business unit is well established and fully operational since 2006. The service for our target customers was significantly improved through an upgraded product and service portfolio as well as streamlined operations and processes.

The Group Cards Synergy Project concerns the bank card business, which is broadly defined to include debit cards, credit cards, charge cards and the installation of additional POS systems and ATMs. Our goal in the card business is to become the leading provider of debit, charge and credit cards as measured by card numbers and usage. Project outputs of 2006 included the set-up of a group-wide Card Coordination Team to coordinate local market approaches and harmonise group-wide card processing. In addition, we launched revolving credit cards in Slovakia and Austria and acquired an own Visa licence for direct issuing in Austria as well as Diners Club Croatia, the second largest credit card issuer of Croatia.

"Retail 2008" represents a package of knowledge sharing initiatives under a single umbrella aiming to spread best practices in retail banking across the group. The majority of the Group's Sales Management Techniques and Tools were rolled out in 2006 with very positive feedback from both branch-level users and customers. Furthermore, a new high-impact initiative called "Wealth Creation" was started in order to strengthen our product positioning, business activities, and performance in fee based products.

The main objectives of the Group Procurement project are the group-wide pooling of information on non-staff administrative expenses and investments, the bundling of procurement volumes, and identification of savings potentials through improved demand management and standardised specifications. Achievements of 2006 include the establishment of a group-wide procurement company under the name "s Procurement Services", being a shared service centre for procurement and facility management. Furthermore, we decided to outsource the procurement back-office functions, such as order management, accounts payable to Accenture Procurement Services.

The Information Technology project focuses on substantial cost reductions as well as efficiency improvements, especially through streamlined demand management, a uniform IT master plan, the bundling of software development functions, and a unification of desktop and decentralised equipment management. In 2006 key milestones were reached: a new group-wide company for IT operations that will focus on the consolidation of data and operations centres was founded; additionally, a target core banking system was selected and scheduled for step-wise implementation over the next years.

The Group Performance Model (GPM) is the strategic backbone of the NGA programme. It standardises financial, controlling and other definitions and processes needed to make all of our operating units comparable. More specifically, the GPM creates uniform standards for the recognition and allocation of costs and revenues and organises major performance indicators and controlling tools for benchmarking purposes. Accordingly, the enhanced transparency of performance measurement provided by the GPM acted as a catalyst for implementation of corresponding management structures, especially through a clear split of responsibilities between group centre functions and business, especially in Austria.

Overall, we are confident to achieve the expected financial target, a positive pre-tax contribution of EUR 270 million annually as of 2008, as communicated at the 2006 Capital Markets Day.

GROWTH DRIVERS

Our investors routinely ask us where future growth will come from. Since growth is not only an essential part of our equity story, but also of strategic importance to our business model we will briefly present long-term development patterns in our markets, as well as the three most important determinants of future growth: loan growth, wealth management and regional expansion.

Growth patterns

Our business model benefits from a unique growth profile that extends over the next 20–30 years and is tied to the economic catch-up process of Central and Eastern Europe. It derives its strength from the fact that our markets are at different stages of development. For this purpose we have classified our markets into three clusters: emerging, developing and mature markets, as shown in the chart below.

Banking development in transformation economies



Emerging
Developing
Mature
5-20 years
15-20 years
200
150
100
50
Banking assets/GDP in 2006 (in %)
Austria*
Croatia
Slovenia
Hungary
Czech Republic
Ukraine
Serbia
Slovakia
Romania
10 m inhabitants
*) Domestic assets only
1
5
10
20
100
GDP/capita in 2006 (in EUR thousand, log scale), time

Source: Local central banks, Eurostat, Erste Bank.

Emerging markets are characterised by a GDP/capita level of below EUR 5,000 and a banking asset penetration of some 50% or less. Depending on the economic position at the start of transformation, we estimate this period to take between 5–20 years. Within our business portfolio Erste Bank Serbia, Banca Comercială Română and Erste Bank Ukraine, our Serbian, Romanian and Ukrainian subsidiaries respectively, operate in such markets. At this stage of development growth is mostly derived from plain-vanilla banking products, such as savings, payments transfers as well as current accounts and debit cards. While household loans usually play an insignificant role at these levels of income, an increase in the banked population is typically a major source of growth.

Developing markets feature GDP/capita between EUR 5,000 and EUR 20,000 and a banking asset penetration ratio of anywhere between 60% and 140%. We estimate that this stage lasts at least 15–20 years. In this period retail lending comes off age and transformation countries reach a level of wealth that facilitates the introduction of more sophisticated banking products, such as mortgages, credit cards, consumer loans as well as wealth management products. Our central European businesses in the Czech Republic, Slovakia, Hungary and Croatia fall into this bracket.

Mature markets are defined by GDP/capita in excess of EUR 20,000 and banking asset penetration north of 150%. These tend to offer only selected growth opportunities and typically only grow in line with GDP. We find it useful to operate in such markets to the extent that we can draw on experiences and transfer knowledge to less developed markets. Depending on the factors that influence market structure, the most significant of which is shareholder orientation or the lack thereof, these markets can either be very profitable such as in the UK or Spain, or less so, such as in Austria or Germany.

Loan growth

In many countries we operate in, retail lending was non-existent just a couple of years ago, firstly because nominal and real interest rates were high, secondly because disposable incomes did not support household credit growth and thirdly because of a lack of a healthy competitive environment due to high levels of state ownership. All this has changed over the past years: in developing transformation economies interest rates are in the process of convergence or have already converged, disposable incomes have risen strongly on the back of overall GDP growth, and most state banks have been sold to foreign strategic investors fostering product innovation and competition. This powerful combination underlies current growth trends and will fuel future growth.

To assess the maturity and hence the credit growth potential of banking markets such loan penetration measures, as customer loans/GDP, household loans/GDP and/or mortgages/GDP are commonly used. For countries with highly diverging levels of GDP/capita, though, this masks the true growth opportunity, as it discounts the impact of GDP growth itself. For instance, the assumption that developing transformation economies with customer loan penetrations of between 40% to 60% are already fairly developed and hence offer limited incremental growth opportunities compared to mature economies such as Austria, where domestic loan penetration is somewhat above 100%, are not factoring in that it is the GDP growth differential that is the major driving force behind the loan growth opportunity. As a result, we believe that absolute per capita figures offer a fairer reflection of the growth opportunity than relative measures.

The following chart shows the enormous gap that even today exists between mature and developing economies on the one hand and between developing and emerging economies on the other. Countries, such as Hungary and the Czech Republic, but also Croatia and Slovakia are many years away from reaching Austrian, let alone west European levels of loans per capita. This picture is even starker with the countries we entered in 2005 and 2006: Romania's, Serbia's or the Ukraine's levels of private sector indebtedness are bare-ly registering on the radar screen in the context of developed economies. Hence, we believe that credit expansion will be a secular growth trend, rather than a process that has already surpassed its peak.

Customer loans/capita in CEE (2006) in EUR thousand


35
30
25
20
15
10
5
0
32.2
Developing transformation economies
5.8
5.4
5.0
3.6
Emerging transformation economies
1.3
0.9
0.8
Austria
Croatia
Hungary
Czech R.
Slovakia
Serbia
Romania
Ukraine

Source: Local central banks, Eurostat.

Within the overall loan growth trend, we will particularly benefit from our focus on the retail customer. Retail lending, particularly in the form of residential mortgages, has only just started in almost all our markets. A case in point is mortgage penetration: it equals about 12% of GDP in our most developed markets, while it is yet substantially lower in Romania, Serbia or the Ukraine. Even in Austria this measure only stands at 23%, leaving room for growth, while in the European Union it has reached an estimated 48% in 2006.

Wealth management

While private sector and especially retail credit expansion will be the growth engine of the immediate future, wealth management, which covers our private banking, fund management and life insurance business lines, will drive growth as our markets become wealthier. Irrespective of when this actually happens, we are already uniquely positioned to benefit from any such development: we dominate the fund management markets in our existing central and east European universe with a market share of 23% and we can draw on our experience in Austria, where we are leaders in retail funds and hold the No. 2 spot overall with a market share of 18%, as detailed below. In life insurance, we are among the leaders in Austria, while we have established strong footholds in all other markets.

Erste Bank fund management market shares (2006) in %


40
35
30
25
20
15
10
5
0
25.6
33.1
13.6
21.2
18.4
16.8
Slovakia
Czech R.
Hungary
Croatia
Austria
Romania

Source: Erste Sparinvest.

As pointed out, the growth dynamics in fund management differ fundamentally from those experienced in standard banking products, in so far as meaningful growth typically kicks in at a later stage of economic development. Based on historic trends in countries such as Spain or Austria, we estimate that growth in fund management reaches critical mass when nominal GDP/ capita hits the trigger point of about EUR 10,000. One of our most important markets, the Czech Republic has for the first time surpassed this level in 2006. Many of our other central and east European markets are quickly approaching this threshold. It is at this level that we believe basic consumption needs are satisfied and attention starts to shift towards providing for the future.

Accordingly, the divide in fund management between mature and developing markets on the one hand, and between developing and emerging transformation economies on the other is even starker than that experienced in the area of loans. As shown in the right-hand exhibit, funds under management per capita in Austria equalled EUR 20,300 at the end of 2006, while the same figure stood at about EUR 1,000 and EUR 900 in Hungary and the Czech Republic, respectively. In Romania the fund management market is in its very early stages of development. While growth reached nearly 100% in 2006, funds under management still only stood at a lowly EUR 187 million or at only EUR 9 per capita. At the end of 2006 Serbia still lacked the legal infrastructure for fund management and accordingly all the growth is still ahead.

Funds under management/capita in CEE (2006) in EUR thousand



25
1
0
20.3
Developing transformation economies
0.9
1.0
0.7
0.6
Emerging transformation economies
0.0
0.0
Austria
Czech R.
Hungary
Slovakia
Croatia
Serbia
Romania

Source: Local fund management associations, Eurostat.

The wealth management opportunity is best illustrated by a striking comparison. At the end of 2006 we managed assets of EUR 30.7 billion in Austria, a market of 8.3 million people. In our developed central and east European markets, covering the Czech Republic, Slovakia, Hungary and Croatia, which have a combined population of just over 30 million, the same figure stood at only EUR 6.2 billion. While assets in Austria grew at a rate of 10% in 2006, growth in the above-mentioned CEE markets registered 26%. In the past the growth differential was even more pronounced, leading to the conclusion that developing CEE funds under management could reach 50% of the Austrian levels inside ten years.

Regional expansion

Regional expansion was a major growth driver in the past and will continue to be a significant source of growth in the future. In this context, acquisitions play a major role in our business model. So far acquisitions were the preferred way by which we executed our central and east European expansion strategy. Since 1997 we have bought ten banks and invested about EUR 7 billion into Central and Eastern Europe, thereby actively contributing to the regeneration and redevelopment of the region.

In our acquisitions we adopt a flexible approach that strikes a measured balance between risk and return. In markets, where political and economic risks are higher, typically countries that have no immediate hope of joining the European Union, we will limit our investments to levels that minimise our downside, while at the same time allowing us to capture the opportunity. Points in case are our engagements in the Ukraine and Serbia. In the former we effectively entered the market through a greenfield operation, while in the latter we only established a regional, instead of a country-wide presence, reflecting our assessment of the market at the time. In countries that profit from speedy European integration, such as Romania, we will commit substantial resources.

Irrespective of the actual market entry strategy, when we buy a bank we adhere to a defined set of guiding principles. Firstly, within the EU we always aim to buy a bank with a leading market position or when this is not feasible an operation that we feel has a chance of reaching a market share of 15–20% in terms of clients and/or retail products, either through bolt-on acquisitions or organic growth. Outside the EU our operations should represent a solid base to achieve such a market share if we see fit. Secondly, any new bank has to fit the existing network and be beneficial to our clients. Thirdly, we will only acquire majority stakes in order to exert full management control. And last but not least, we stick to the following financial acquisition criteria:

_A return on equity of at least 20% by the third year following the year of closing of the acquisition. Historically we have always achieved this target.
_A return on investment of 10% by the third year following the year of closing of the acquisition. This measure is important to us because it includes the impact of goodwill. Historically we have achieved ROI figures in the range of 12%–15%.
_Achievement of earnings accretion by the third year following the year of closing of the acquisition.

What really sets our acquisition policy apart is our post deal integration expertise. The restructuring and integration process typically starts after the day of signing. A service agreement gives Erste Bank experts immediate access, so that they can familiarise themselves with day-to-day operations of the bank right away. Following closing of the transaction, a tried and tested transformation programme is put in place and executed by a multinational transformation team, led by a senior Erste Bank executive. It typically lasts no longer than 18 months and covers all material aspects of the business. In sensitive areas, such as risk management, existing staff are immediately assisted by Erste Bank staff in order to upgrade the function to group standards as quickly as feasible.

As a result of our highly developed regional expertise and our positive acquisition track record, we will continue to grow our regional franchise both through carefully selected acquisitions that fit the existing network, and organically.

Operating profit advances by 21%

in EUR million	2006	2005	Change
BALANCE SHEET			
Total assets	181,703	152,681	19.0%
Loans and advances to credit institutions	16,616	16,858	-1.4%
Loans and advances to customers	97,107	80,419	20.8%
Risk provisions for loans and advances	(3,133)	(2,817)	11.2%
Securities and other financial assets	42,497	39,455	7.7%
Other assets	28,616	18,766	52.5%
Total liabilities and equity	181,703	152,681	19.0%
Amounts owed to credit institutions	37,688	33,911	11.1%
Amounts owed to customers	90,849	72,793	24.8%
Debts evidenced by certificates, including subordinated capital	27,024	25,581	5.6%
Other liabilities, provisions	15,238	14,017	8.7%
Shareholder's equity	7,979	4,065	96.3%
Minority interests	2,925	2,314	26.4%
INCOME STATEMENT			
Net interest income	3,189.3	2,794.2	14.1%
Risk provisions for loans and advances	(439.1)	(421.6)	4.2%
Net commission income	1,445.9	1,256.8	15.0%
Net trading result	277.9	241.7	15.0%
General administrative expenses	(2,945.3)	(2,670.0)	10.3%
Operating result	2,003.6	1,659.4	20.7%
Pre-tax profit	1,522.2	1,221.7	24.6%
Net profit after minorities	932.2	716.7	30.1%

Cost/income ratio

below 60% for the first time ever

Management Report

SUMMARY OF ECONOMIC PERFORMANCE OF ERSTE BANK-GROUP IN 2006

General economic environment

In the year under review the general economic environment was primarily characterised by the interest rate policy of the central banks against the backdrop of further rises in energy and commodities prices and the resultant impact on inflation and economic growth.

Almost all the major international stock markets – Japan being the only exception – recorded double-digit growth.

The Austrian economy performed very positively in 2006. It remained on its growth track, exceeding Eurozone growth rates for the fifth year in succession. Real GDP growth for 2006 was an estimated 3.1%.

In Erste Bank's main central an east European markets (Czech Republic, Romania, Slovakia, Hungary and Croatia), however, growth rates were substantially higher, ranging from 4% to almost 8%. Apart from Hungary and Croatia, the local currencies also posted significant gains against the Euro.

The European Central Bank raised key rates a total of six times in the year under review to their current level of 3.5%. After 17 successive increases, the US Federal Reserve has not raised the US benchmark rate – currently 5.25% – since August. The central European countries saw divergent interest rate trends.

Erste Bank Group's performance

Erste Bank Serbia and Banca Comercială Română (BCR) are consolidated in the financial statements as from 9 August 2005 and 12 October 2006 respectively (transaction closing dates), resulting in distortions to the rates of change indicated. The inclusion of Erste Bank Serbia has made little difference, but in the case of BCR the impact is considerable. In view of this, the rates of change excluding BCR are also shown.

Following the revision of IAS 19 (Employee Benefits), actuarial gains and losses may now be offset against capital rather than being recognised in the income statement when calculating post-employment benefits. Erste Bank made use of this option in 2006. Application of IFRS 7 (Financial Instruments: Disclosures) has been mandatory since 1 January 2007. In preparation for this, Erste Bank Group has provided more detail in its balance sheet and income statement for 2006. In addition, and as already announced at the Capital Markets Day 2006 in Bucharest, a new method of allocating equity capital was introduced in segmental reporting to coincide with the initial consolidation of BCR.

All prior-year figures and rates of change shown are based on the comparative figures adapted in line with these changes. Details of the changeover were provided in a release published on 30 January 2007, which can be found on Erste Bank's website (www.erstebank.com/investorrelations).

Erste Bank recorded an outstanding performance yet again in 2006, following up on the success of recent years. Although BCR made only a minimal contribution to earnings in 2006, the bank again delivered record results, posting a **net profit after minority interests** of EUR 932.2 million (excluding BCR EUR 904.8 million).

Operating income and operating expenses in EUR million


4,500
3,000
1,500
0
3,583
3,831
4,049
4,329
4,949
2,432
2,461
2,595
2,670
2,945
2002
2003
2004
2005
2006
General administrative expenses
Operating income

Operating income (up 14.3%; excl. BCR 9.7%) grew much more strongly than **general administrative expenses** (10.3%; excl. BCR 6.3%), increasing **operating profit** (the difference between these two values) by 20.7% (excl. BCR 15.3%) from EUR 1,659.4 million to EUR 2,003.6 million.

On the earnings side, excluding the effects of the first-time consolidation of BCR, the extremely positive rises in net interest income (+9.4%) and net commission income (+11.5%) were particularly noteworthy. Income from insurance business fell slightly due to the negative securities market conditions.

The cost/income ratio improved from 61.7% to 59.5%.

Risk provisions for loans and advances rose only moderately by 4.2% (excl. BCR +2.2%) from EUR 421.6 million to EUR 439.1 million.

Other operating result and **results from** the various categories of **financial assets** worsened from EUR -16.1 million in 2005 to EUR -42.3 million (excl. BCR the result was slightly better than 2005 at EUR -12.7 million).

This led to **pre-tax profit** of EUR 1,522.2 million, an increase of 24.6% (excl. BCR 20.2%) on the year-back figure of EUR 1,221.7 million.

Operating result and net profit after minorities in EUR million


3,000
2,000
1,000
0
1,151
1,370
1,454
1,659
2,004
255
353
521
717
932
2002
2003
2004
2005
2006
Net profit after minorities
Operating result

The average number of Erste Bank Group employees in the year under review was 40,032. BCR was only included in this figure for the fourth quarter. The previous year's figure was 36,643 – see Notes for details. An examination of this figure in relation to pre-tax profit shows that employee productivity rose significantly compared with the previous year, with the pre-tax profit per employee totalling around EUR 38,000 (2005: EUR 33,000).

Net profit after minority interests rose by 30.1% (excl. BCR 26.2%) from EUR 716.7 million to EUR 932.2 million (excl. BCR EUR 904.8 million.

As expected, the capital increases carried out in 2006 following the acquisition of BCR led to a decline in the **return on equity (ROE)** from 19.5% to 13.7%.

Key profitability ratios in %


69
68
67
66
65
64
63
62
61
60
59
20
19
18
17
16
15
14
13
12
11
10
67.9
64.2
64.1
61.7
59.5
12.7
13.7
17.0
19.5
13.7
2002
2003
2004
2005
2006
Cost/income ratio
Return on equity

Earnings per share increased from EUR 2.98 in 2005 to EUR 3.10 last year (based on the markedly higher average number of issued shares in 2006 as a result of the capital increases).

Total assets rose by 19.0% in 2006 to EUR 181.7 billion (excl. BCR +8.4%). **Loans to customers** increased by 20.8% to EUR 97.1 billion (excl. BCR +11.3%), while **amounts owed to customers** rose by 24.8% to EUR 90.8 billion (excl. BCR +14.8%).

At 31 December 2006, Erste Bank Group had a total of 986 branches in Austria (including Cross-guarantee scheme savings banks) and 1,735 branches in Central and Eastern Europe.

The **Tier 1 capital ratio** under the Austrian Banking Act (BWG) was 6.6% at the end of 2006, down from 6.8% in the previous year. The **solvency ratio** was 10.3% (2005: 11.0%) and thus remained well above the statutory minimum of 8%.

Dividend

The management board will propose that the annual general meeting approve a dividend of EUR 0.65 per share for the 2006 financial year. This represents an increase of 18.2% compared with the previous year (EUR 0.55). All new shares issued in 2006 are entitled to a dividend for the whole of the 2006 financial year.

Outlook

In January 2007 Erste Bank signed an agreement to acquire 100% of **Diners Club Adriatic d.d. Croatia (DCA)**, one of Croatia's leading credit card companies. The final acquisition price will be based on the profit achieved in the 2006 financial year, but will not exceed EUR 153 million. The transaction is still subject to approval from the Croatian and Austrian supervisory authorities.

The acquisition of 100% of **Bank Prestige, Ukraine,** was concluded on 24 January 2007. The acquisition agreement for this transaction was signed in December 2006.

In accordance with the ruling of the Austrian Financial Market Authority on 31 January 2007, Erste Bank Group has become a qualified institution for the implementation of the advanced **Basel II** approach.

From 2007, therefore, in Austria and the Czech Republic the advanced IRB approach will be applied in respect of credit risk in the retail segment, and the foundation IRB approach in respect of other Basel segments. Market risks are already covered by an internal model that has been approved by the Austrian supervisory authority. In 2007 operational risk will be measured using the basic indicator approach.

Erste Bank expects its **positive business performance to continue in 2007**. The acquisitions of BCR in the fourth quarter of 2006 and Prestige Bank in January 2007 should further boost growth.

The **group synergy projects** currently being implemented (groupwide purchasing, refinement of controlling systems, centralization of IT developments, ongoing client service improvements) should also contribute positively to Erste Bank's future earnings.

Erste Bank Group has set itself the **target for 2005 to 2009** of achieving an average increase in net profit after minority interests of over 20% p.a.

The target for 2007, including BCR, is 25%. The target for the cost/income ratio in 2009 is under 55%. Return on equity fell, as expected, due to the sharp increase in shareholders' equity following the capital increases carried out in 2006. However, it will start to rise in subsequent years and should be around 18-20% in 2009.

ANALYSIS OF PERFORMANCE

Operating income structure and trend in EUR million



5,000
4,000
3,000
2,000
1,000
0
3,583
3,831
4,049
4,329
4,949
2002
2003
2004
2005
2006
Net interest income
Net commission income
Trading result
Income from insurance business

Net interest income

Net interest income, the most important earnings figure, posted an above-average increase of 14.1%, rising from EUR 2,794.2 million to EUR 3,189.3 million. Even excluding BCR, it rose a very satisfactory 9.4% to EUR 3,058.3 million.

Apart from additional income generated by investing the proceeds of the capital increase carried out in January 2006, up to the closing of the BCR transaction in October, Erste Bank also benefited group-wide from the rising trend in interest income in the retail business. The main driver behind this positive result was the strong rise in lending by the Central and Eastern European subsidiaries, with loans to clients – excluding BCR – increasing 27.4%.

The net interest margin – the previous year's figure was adjusted for a change in the calculation basis in order to maintain comparability – rose from 2.22% to 2.31%, with 6 basis points attributable to the first-time consolidation of BCR. There was very little change in the average margin in either the domestic (approx. 1.7%) or CEE business (excluding BCR, approx. 3.7%).

Net interest margin in %



5
4
3
2
1
0
3.87
4.10
4.00
3.72
3.80
2.41
2.44
2.33
2.22
2.31
2.04
2.02
1.85
1.73
1.72
2002
2003
2004
2005
2006
Austria
Central and Eastern Europe
Overall group

Net commisssion income

Net commission income increased a sizeable 15%, from EUR 1,256.8 million to EUR 1,445.9 million (excluding BCR +11.5% to EUR 1,401.1 million).

Net commission income structure and trend in EUR million



1,500
1,250
1,000
750
500
250
0
944
997
1,135
1,257
1,446
2002
2003
2004
2005
2006
Securities business
Building society and other
Lending business
Payment business
Insurance business

This included above-average increases in the domestic business, but particularly in the CEE subsidiaries. The trend was especially satisfying in the lending and securities business (+18.1% and +15.9% respectively) and in payments (+13.4%).

Net trading result

Overall, net trading income rose by 15% from EUR 241.7 million to EUR 277.9 million. Income from foreign exchange business, however, grew by an above average 19.8%, with the CEE subsidiaries particularly buoyant.

Income from insurance business

In the previous year, due to exceptionally high income from security valuations and sales, net income from insurance business was above average. In 2006, as expected, the rise in interest rates meant that this result could not be repeated.

Excluding BCR, this business posted a slight loss, down 11.6% to EUR 32.4 million. Including BCR, net income from insurance business was virtually unchanged at EUR 35.8 million.

General administrative expenses

General administrative expenses rose by 10.3% from EUR 2,670.0 million to EUR 2,945.3 million, excluding BCR by 6.3% to EUR 2,838.0 million. Despite a very modest increase of 2.3% in Austria (incl. Corporate Center and international business), CEE as a whole reported a 24.0% increase (excluding BCR: 13.1%).

Personnel expenses grew by 11.0%, from EUR 1,576.5 million to EUR 1,750.5 million, or by 6.9% to EUR 1,685.8 million excluding BCR. Apart from the impact of market-related salary adjustments in a number of central European subsidiaries and from expanding the branch network in Hungary and Croatia, the growth in costs was due to an increase in performance and results-based salary components. The 27.7% rise in central Europe to EUR 576.7 million (excluding BCR: +13.4%) was far higher than in the rest of the group (+4.3% to EUR 1,173.8 million).

General administrative expenses, structure and trend, in EUR million


3,000
2,500
2,000
1,500
1,000
500
0
2,432
2,461
2,595
2,670
2,945
2002
2003
2004
2005
2006
Personnel expenses
Other operating expenses
Fixed-asset depreciation

There was a slight (1.4%) increase in **headcount**, even excluding BCR. Including BCR, the number of employees rose 38.8% to 50,164 in 2006.

Headcount at 31 December 2006


799
Other
871
Erste Bank Serbia
1,759
Erste Bank Croatia
2,881
Erste Bank Hungary
4,797
Slovenská sporiteľňa
13,492
Banca Comercială Română
14,709
Erste Bank Group incl. savings banks in Austria
10,856
Česká spořitelna

It should be noted that the branch networks in Hungary and Croatia were extensively increased and optimised. Furthermore, due to a change in law in Hungary, an additional 100 contract staff were added to the Bank's headcount.

As at the end of 2006, a further 67 people (previous year: 63) were employed in consolidated non-banking subsidiaries (mainly in the hotel and leisure sector).

An increase of 11.7% from EUR 759.0 million to EUR 848.2 million was recorded in **other administrative expenses** (excluding BCR: +7.8% to EUR 818.0 million).

Other administrative expenses rose 23.9% in Central and Eastern Europe (excluding BCR: 15.9%), but were unchanged in the rest of the group. The trend in IT expenses was very positive, unchanged from the previous year both with and without BCR. There were larger rises in premises and office expenses, and in marketing expenses.

Depreciation on tangible fixed assets rose slightly, by 3.6% from EUR 334.5 million to EUR 346.6 million, and was unchanged excluding BCR. This positive trend is attributable to the domestic business, which posted a 6.4% decrease, mainly due to the restrictive investment approach adopted over the last few years. Central and Eastern Europe saw a rise of 13.8% (excluding BCR: +6.3%).

Operating result

Operating income (net interest income, net commission income, net trading profit and net income from insurance business) improved by 14.3% from EUR 4,329.4 million to EUR 4,948.9 million (excluding BCR: +9.7%).

As operating income increased more than **general administrative expenses** (+10.3% from EUR 2,670.0 million to EUR 2,945.3 million; excluding BCR: +6.3%), operating profit improved by 20.7% from EUR 1,659.4 million to EUR 2,003.6 million (excluding BCR +15.3%).

Risk provisions

Risk provision allocations for loans and advances grew a modest 4.2% from EUR 421.6 million to EUR 439.1 million. There was a significant fall in the amount of provisions allocated to international business, thanks to the outstanding quality of the portfolio. Direct write-offs were also much lower than in the previous year. In Central and Eastern Europe, the sharp increase in lending volumes led to a higher provision allocation. In 2005, the allocation by Česká spořitelna was atypically low due to the final release of the general reserve.

This does not include changes in net interest income due to adjustments in the value of interest-bearing instruments. Additions and releases to other risk provisions that do not relate to lending business are included in other operating income. In 2006, the average annual allocation for customer receivables was 0.50% (previous year: 0.55%).

For further **information on financial risks within Erste Bank and the targets and methods used in risk management,** please see the comprehensive risk report in the Notes.

Other operating result

Other operating result worsened from EUR -73.2 million in the previous year to EUR -144.0 million (or EUR -113.8 million excluding BCR). The IFRS regulations now state that in the case of acquisitions, the "value of client relationships", acquired with the purchase of BCR, must be listed as an intangible economic asset. In 2006, for the first time, a linear amortisation of EUR 18 million was made for this. Non-lending risk provisions have also risen (from EUR 21.5 million to EUR 38.6 million). Payments into the deposit insurance scheme in the CEE were down by EUR 29.5 million over the previous year (EUR 42.6 million), mainly due to legislative changes in Slovakia.

Results from financial assets

While the **results from financial assets** in the **fair value portfolio** and **held to maturity portfolio** did not make any significant contributions, the **available for sale portfolio** made a positive contribution of EUR 100.0 million, considerably above that of the previous year (EUR 44.2 million). This includes the profits from the sale of a minority stake in the fourth quarter of 2006, worth around EUR 32 million.

Pre-tax profit

As a result pre-tax profit reached EUR 1,522.2 million, a rise of 24.6% above the previous year's EUR 1,221.7 million (excluding BCR +20.2% to EUR 1,469.0 million).

Tax situation

Under current applicable group taxation regulations (in accordance with § 9 of the Austrian Corporation Tax Act) the majority of our most important domestic subsidiaries (especially s Bausparkasse, Immorent, Erste-Sparinvest KAG, s Versicherung and Salzburger Sparkasse) are to be taxed together with Erste Bank AG as one single group and therefore subject to group taxation.

In 2006 Austrian corporation tax regulations levied no charge on this profit pooling. This was due primarily to existing losses carried forward, high tax-free income and the possibility of offsetting capital gains taxes, especially those incurred abroad. Therefore the reported amounts under **taxes on income** under IFRS concern above all foreign income-related taxes as well as the asset and liability accruals and deferred taxes and tax provisions of smaller Austrian subsidiary companies and various savings banks involved in the cross-guarantee scheme.

In 2006, the total reported expenditure balance of EUR 339.8 million (previous year EUR 301.7 million) contains a deferred tax provision of EUR 82.7 million (previous year EUR 23.8 million).

The reported tax rate of Erste Bank Group was at around 22.3% (previous year 24.7%), as expected. The fall compared to the previous year is explained partly by the Czech Republic's reduction of its tax rate from 26% to 24%. The inclusion of BCR has a softening effect as well, because of the low tax rate in Romania – 16%.

Balance sheet developments

Erste Bank Group's **total assets** increased by 19.0% from EUR 165.5 billion to EUR 181.7 billion (excluding BCR +8.4%) to in the 2006 financial year.

Loans and advances to customers increased by 20.8% to EUR 97.1 billion (excluding BCR +11.3% to EUR 89.5 billion). The Austrian business saw only moderate growth of 3.9%, but the CEE business grew by a considerably greater 68.2%, which was in part accounted for by the inclusion of BCR. In total, net balances due to CEE clients – excluding BCR – grew by around 27.4% and private client business grew by 34.9%.

Balance sheet structure and trend/assets in EUR million


200,000
150,000
100,000
50,000
0
121,222
60,257
128,575
62,188
139,812
65,384
152,681
75,078
181,703
94,129
2002
2003
2004
2005
2006
Other assets
Financial assets (FV, AfS, HtM, trading assets)
Loans and advances to customers
Investments of insurance companies
Loans and advances to customers
Risk-weighted assets as defined by § 22 para. 2 of the Austrian Banking Act (BWG)

Loans and advances to customers, structure and trend in EUR million


100,000
80,000
60,000
40,000
20,000
0
64,435
3,314
67,766
4,949
72,843
6,937
80,419
9,771
97,107
15,963
2002
2003
2004
2005
2006
Public sector
Private customers
Foreign private households
Commercial customers
Other

Risk-weighted assets (RWA) as defined by section 22 (2) BWG also registered an above-average rise of EUR 19.1 billion or 25.4% on EUR 94.1 billion (excluding BCR, +EUR 11.1 billion or 14.7%).

Risk provisions rose by EUR 0.3 billion or 11.2% to EUR 3.1 due to the first-time incorporation of BCR. If the BCR effect is excluded, the position as at 31 December 2006 was more or less unchanged from that of the previous year due to the additions in 2006 being compensated for by releases and utilisation.

Trading assets had an above-average rise of 14% from EUR 5.4 billion to EUR 6.2 billion, with the bulk of the rise coming from listed fixed income securities.

Investments in financial assets fair value, held to maturity and available for sale portfolios) rose in total by 6.7% to EUR 36.3 billion (excluding BCR +5.5% to EUR 35.9 billion). Here too the bulk of the rise came from listed fixed income securities.

The **investment portfolios of the insurance companies** grew by 3.7% to EUR 7.3 billion (excluding BCR +3.0%).

Intangible assets rose sharply from EUR 1.9 billion to EUR 6.1 billion. This can be explained by the goodwill resulting from the acquisition of BCR together with the implementation of IFRS rules relating to client relationship values and the brand value of BCR.

On the asset side, **loans and advances to credit institutions** declined by 1.4% to EUR 16.6 billion (excluding BCR +0.8% to EUR 17.0 billion). On the liabilities side, there was an increase in **amounts owed to credit institutions** of 11.1% to EUR 37.7 billion (excluding BCR -7.3% to EUR 31.4 billion).

Amounts owed to customers rose by 24.8% to EUR 90.8 million (without BCR +14.8% to EUR 3,058.3 million). Domestic customer deposits rose by 6.5% to EUR 45.5 billion. The amounts owed to foreign customers rose by 50.8% to EUR 45.4 billion.

Deposits by private customers in Central and Eastern Europe increased by 20.8% (excluding BCR). [NB - prelim results release has 28.4%]

Balance sheet structure/liabilities and total equity in EUR million



200,000
150,000
100,000
50,000
0
121,222
128,575
139,812
152,681
181,703
2002
2003
2004
2005
2006
Amounts owed to credit institutions
Amounts owed to customers
Debts evidenced by certificates and subordinated liabilities
Shareholders' equity and other liabilities

Solvency ratio and Tier 1 capital ratio in %



12
10
8
6
4
2
0
11.0
10.7
10.7
11.0
10.3
6.3
6.3
6.7
6.8
6.6
2002
2003
2004
2005
2006
Solvency ratio
Tier 1 capital ratio

Erste Bank Group's **refinancing via own issues** increased by 5.6% to EUR 27.0 billion (excluding BCR +0.8% to EUR 25.8 billion). Subordinated issues in particular showed an above-average rise of 21.4% to EUR 5.2 billion. This can be partly explained by the effect of hybrid capital on the core capital, as defined by BWG (this rose in 2006 from EUR 900 million to EUR 1,250 million).

Capital increases – especially the financing of the acquisition of BCR – as well as the current annual profit, resulted in a 70.9% increase to EUR 10.9 billion. Shareholders' equity increased by 96.4% to EUR 8.0 billion.

With regard to the supplementary disclosure obligations under § 243a of the Austrian company civil code (UGB), we refer to the explanations on capital in the Notes.

The eligible **qualifying capital** of Erste Bank Group as defined under BWG was approximately EUR 10.1 billion as at 31 December 2006 (end of 2005: EUR 8.6 billion). The coverage ratio in relation to the legal minimum requirement (EUR 8.0 billion) amounted to 127% (year end 2005: 135%).

Tier 1 capital under BWG and hybrid Tier 1 capital in EUR million


7,500
6,250
5,000
3,750
2,500
1,250
0
3,800
3,912
4,377
5,112
6,185
469
605
711
900
1,250
2002
2003
2004
2005
2006
Tier 1 capital
Hybrid Tier 1 capital

The **tier 1 capital** according to BWG was approximately EUR 6.2 billion (year end 2005: EUR 5.1 billion).

The **tier 1 capital ratio** according to BWG was approximately 6.6% at year end 2006 (year end 2005: 6.8%).

The **solvency ratio** according to BWG was 10.3% (previous year: 11.0%) and therefore significantly above the statutory minimum of 8%.

Corporate Social Responsibility (CSR)

A detailed sustainability report is published in Erste Bank Group's 2006 annual report as a separate section to the financial report.

Growing contribution from Central and Eastern Europe

2005

in EUR million	
Pre-tax profit	
Austria	571.2
CEE	600.9
Net profit after minorities	
Austria	268.1
CEE	443.3
Average risk-weighted assets	
Austria	46,575.7
CEE	16,562.5

2006

in EUR million	
Pre-tax profit	
Austria	698.7
CEE	808.5
Net profit after minorities	
Austria	345.9
CEE	563.7
Average risk-weighted assets	
Austria	49,634.7
CEE	24,146.7

Net profit contribution by region
in %



60.5
Central and Eastern Europe
39.5
Austria (incl. Corporate Center and International Business)

Risk-weighted assets by region
in %



29.5
Central and Eastern Europe
70.5
Austria (incl. Corporate Center and International Business)

Segments

INTRODUCTORY REMARKS

The format of the segment report introduced last year which includes a structured round-up of our operating environment in addition to the key financial measures, remains in place. The following tables and texts may contain rounding differences.

As in previous years, a number of financial measures to assess the performance of business segments were used. All measures are calculated in accordance with IFRS and show the group contribution of the single business lines in relation to the overall group performance. This leads to differences between locally reported figures and measures, and segment numbers.

In 2006 a new method for equity allocation was introduced in parallel with the consolidation of BCR in the financial statements. This is one of the first innovations in the segment report from from the New Group Architecture projects.

Under the previous method all the equity of Erste Bank Group was primarily allocated to the segments based on the distribution of risk-weighted assets (credit risk). Erste Bank's new approach to equity allocation involves allocating not all equity available across the group but only that part that the business lines of Erste Bank AG or its subsidiaries require on the basis of costs (viewed as parameters for operational risk), risk-weighted assets (viewed as the basis for the credit risk) and the equity requirement (to cover the market risk), largely on the basis of the relevant value-at-risk calculations. This also takes into account the correlation effects across risk categories. The difference between the total available equity and the capital booked against the business segments is presented in the Corporate Center segment.

As a result of the new equity allocation, the net interest income line can accordingly show material differences compared to local reporting. The process of equity allocation is implemented in several stages during segment reporting, as set out below:

- **Elimination of local equity including the corresponding return on investment**
- **Elimination of the refinancing costs of the book value of equity interests, which were previously assigned to equity interests (these are now booked to the Corporate Center)**
- **Recognition of the corresponding group equity and the accompanying return on investment according to the new methodology described above.**

At each stage a corresponding tax liability or tax exemption applies to the resulting balance.

This leads to a significant optimisation of Erste Bank Group's management of equity risk-return ratios and also a clear improvement in comparability across the various segments.

A round-up of the segments – presented by business lines and geographical markets – can be found in the Annex on page 127 under Note 35.


ERSTE BANK GROUP
Austria
Saving Banks
Retail & Mortgage
Large Corporates
Treasury & Investment Banking
Branches
EB's branches in Vienna and eastern Austria
SME
Own savings banks
Majority-owned saving banks, mainly in western Austria
Real estate/ mortgage
Building society, private and commercial real estate financing
Other subsidiaries
Fund management (ESPA), life insurance (s Versicherung), etc.
Central and Eastern Europe
Czech Republic
Romania
Slovakia
Hungary
Croatia
Serbia
International Business
Corporate Center

AUSTRIA

The Austria segment includes most banking activities in Austria and additional activities conducted on a group-wide basis. It is divided into four sub-segments: Savings Banks, Retail and Mortgage, Large Corporates, and Treasury and Investment Banking.

ECONOMIC REVIEW

Our Austrian businesses operated against a very positive economic background in 2006. The Austrian economy outperformed Eurozone growth for the fifth year running, and continued on its path of stable growth. Real GDP rose by 3.1% in 2006, the highest rate recorded since 2000, while GDP/capita hit a record level of EUR 31,000. Whereas exports and domestic demand contributed in equal measure to overall growth last year, demand at home accounted for most of the increase in 2006. As a result, the unemployment rate improved slightly to 5.1%, still well below the Eurozone average.

Consumer price inflation dropped to below 2% despite the strong economy, primarily as a result of the drop in energy prices in the second half of the year.

Given the growth in the other Eurozone countries, the European Central Bank continued its policy of modest rises in interest rates begun in December 2005. Short term interest rates rose to an average of 2.9 % in 2006, still a relatively moderate level.

Austria's current account balance continued to stay in positive territory, again helped along by a strong trade balance. This amounted to 1.6% of GDP as opposed to 1.0% in 2005. The general government balance improved in 2006 to a deficit of 1.3% as a result of increased tax revenues, but remained well inside the limits set out by the Stability and Growth Pact.

Key economic indicators – Austria

	2003	2004	2005	2006e
Population (ave, million)	8.1	8.2	8.2	8.3
GDP (nominal, EUR billion)	226.2	235.8	245.1	256.5
GDP/capita (EUR thousand)	27.9	28.8	29.8	31.0
Real GDP growth	1.1%	2.4%	2.0%	3.1%
Domestic demand contribution	2.5%	1.6%	1.2%	2.6%
Exports (share of GDP)	48.4%	51.6%	54.3%	55.2%
Imports (share of GDP)	44.9%	47.3%	49.5%	50.2%
Unemployment (Eurostat definition)	4.3%	4.8%	5.2%	5.1%
Consumer price inflation (ave)	1.3%	2.0%	2.1%	1.7%
Interest rate (1m interbank offer rate)	2.3%	2.1%	2.1%	2.9%
EUR FX rate (ave)	1.0	1.0	1.0	1.0
EUR FX rate (eop)	1.0	1.0	1.0	1.0
Current account balance (share of GDP)	-0.2%	0.2%	1.2%	0.6%
General government balance (share of GDP)	-1.6%	-1.2%	-1.5%	-1.3%

Source: Eurostat.

MARKET REVIEW

Austria's domestic banking market shows many features of a mature Western market: a high degree of competitive tension and low profit margins; and a market structure that is characterised by a large number of non-listed institutions, which impacts on the cost structure as well as profitability. Although this means that the sector is less profitable than the rapidly growing markets of Central and Eastern Europe, the Austrian market offers selected growth opportunities in areas such as mortgages and wealth management. While Austria already occupies a leading position in wealth management, the traditionally low rate of property ownership is a clear indication of the potential for the mortgage sector.

Financial intermediation – Austria in % of GDP


200
150
100
50
0
189
107
87
192
107
89
197
107
90
2002
2004
2006e
Domestic assets
Domestic loans
Domestic deposits

Source: Oesterreichische Nationalbank, Eurostat.

Overall market aggregates, ie those including foreign assets, reflect the Austrian banks' push into Central and Eastern Europe. In 2006 total banking assets/GDP were 311%, an impressive level even by international standards and up from 260% in 2002.

Growth in the Austrian market is lopsided, though. While the total market grows strongly on the back of the ever increasing central and east European exposure, the domestic asset/GDP ratio has been hovering around 190%–200% for the past decade or so. A similar dichotomy can be observed for other aggregates such as deposits and loans. Domestic aggregates grow in line with GDP, while foreign aggregates tend to grow in excess of both Austrian and local GDP.

Market shares – Austria in %


25
20
15
10
5
0
21
19
20
21
19
19
23
19
20
2003
2004
2005
Total assets
Domestic loans
Domestic deposits

Source: Oesterreichische Nationalbank, Erste Bank.

In parallel to the stable development of the domestic market, Erste Bank maintained and developed its position as one of the leading Austrian banks. In 2006 it increased its market share sharply to a 23% total asset market share, due mainly to the first-time inclusion of BCR in the consolidated financial accounts. In addition, Erste Bank maintained very stable market shares in domestic deposits and loans. It served some 2.8 million customers through a network of some 986 own and savings bank branches as well as electronic channels.

SAVINGS BANKS/HAFTUNGSVERBUND

Business profile In 2006 the Savings Banks segment encompassed 43 Austrian savings banks with 708 branches that were consolidated as a result of their membership in the Haftungsverbund and in which Erste Bank AG held little or no equity interest. Savings banks that are majority-owned by Erste Bank (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl) are included in the Retail and Mortgage segment.

In addition Erste Bank and the savings banks cooperate on such key operational issues as common product development; the projection of a unified identity through a one-brand strategy; the standardisation of business and marketing strategies for retail and corporate banking; the development of common management information and control systems and integration of central functions. They also work together on a large number of joint projects in administration and information technology and on legal requirements.

BUSINESS REVIEW

Strategy. The Savings Bank segment continues to focus on strengthening its existing strong ties to Erste Bank. This cooperation is intended to bolster the distribution and market development capabilities while promoting an efficient division of labour within the organisation, up-to-date human resources policies and appropriate decision-making structures. Other key goals include optimising customer service while improving profitability.

Highlights 2006

Successful servicing of the market. In 2006, Erste Bank and the savings banks were once again able to expand their client share in Austria. The overall client share increased to 28.7%, while main client share increased to 22.8%. As a result of its successful market presence Erste Bank and the savings banks again received top honours in advertising recognition across all banking sectors.

Progress in implementing IT. In 2006 a series of successful IT projects were implemented. These included s Abwicklungsmanagement, an electronic document management software project, which will be piloted by the first savings banks in 2007. Other projects were primarily aimed at easing the burden on sales functions, such as an e-learning programme for branch staff. New customer relationship management functions were introduced leading to a very useful improvement in customer analysis. Domestic and European payment transfer procedures were homogenised. We also stepped up efforts to promote product sales using electronic distribution channels. Cost savings were made by establishing remote hardware and software maintenance systems. Progress was also made in implementing a range of legal requirements including projects on risk-oriented reporting and balance of payments. The savings banks were also leaders in adopting the Basle II regulatory framework.

Financial review

in EUR million	2006	2005
Pre-tax profit	246.1	192.7
Net profit after minorities	15.8	8.8
Operating result	406.0	394.7
Cost/income ratio	67.0%	67.6%
ROE based on net profit	6.0%	3.6%

Net profit after minority interests improved by EUR 7.0 million from EUR 8.8 million to EUR 15.8 million. Return on equity rose from 3.6% to 6.0%, while the cost/income ratio fell slightly from 67.6% to 67.0%.

Net interest income remained more or less unchanged despite persistent low interest rates and pressure on margins, particularly on the refinancing side, showing only a slight reduction of EUR 1.4 million, or 0.2%, from EUR 841.2 million to EUR 839.7 million. Risk provisions were significantly lower, down EUR 44.4 million from EUR 215.8 million to EUR 171.3 million due to an overall improvement in risk distribution and positive effects of general risk provisions. Net commission income rose by EUR 6.8 million from EUR 358.1 million to EUR 365.0 million. This gain was generated primarily by securities transactions and payment transfers, reflecting the successful cooperation between the savings banks in the Haftungsverbund.

General administrative expenses were reduced slightly through tight costs management from EUR 825.2 million by EUR 1.1 million to EUR 824.2 million. Other result reflected valuation gains in securities not assigned to the trading portfolio and other provisions.

OUTLOOK 2007

In 2006, the savings banks intend to step up their combined efforts in sales and market development. At the start of 2007 all savings banks were provided with a new distribution management tool to measure and document sales performance by management level and product category on a weekly basis. This distribution management tool is designed to support savings banks in the 2007 priority areas of savings, finance, insurance provision and funds provision. Management will focus on increasing the take-up and quality of benchmarking across the distribution functions.

RETAIL AND MORTGAGE

Business profile. The Retail and Mortgage segment comprises all activities outside the savings banks segment in Austria relating to retail, mortgage and small and medium-sized corporate customers. More specifically, it includes Erste Bank's 144-strong branch network in Eastern Austria, including Vienna, which predominantly serves professionals, retail clients and SMEs. As noted above, it also includes three savings banks majority-owned by Erste Bank (Salzburger Sparkasse, Tiroler Sparkasse, Sparkasse Hainburg-Bruck-Neusiedl).

A portion of the results of the investment fund business of Erste-Sparinvest, consisting of private banking and portfolio management for retail customers, and of the life insurance business (s Versicherung), are also included in this subsegment. Erste-Sparinvest is the market leader in retail funds in Austria and No. 2 overall, while s Versicherung, which is the partner to Erste Bank, the savings banks and s Bausparkasse, is one of the leading life insurance companies in the Austrian market.

Erste Bank's Austrian real estate and mortgage activities also form part of this segment, covering retail mortgages, non-profit, subsidised and commercial housing finance, and property management and brokerage. The main operating units are building society s Bausparkasse – market leader in Austria – which finances private customers as well as non-profit and commercial housing developers and has also been responsible for Erste Bank's mortgage bond transactions since 2005; property agency s REAL, with 84 offices across Austria; and s Wohnbaubank, a specialist real estate finance bank.

BUSINESS REVIEW

Strategy. The Retail and Mortgage segment aims to offer its retail customers a one-stop solution for all their financing and investment needs. The strategic focus is on pension products for all target groups, increasing client numbers in the key over-60s group and the rapid development of mortgage services. The aim is to be the partner of choice for small and medium-sized enterprises. For this, products that emphasise the service capabilities outside the traditional lending business will be developed. In fund management the aim is to expand the leadership position in retail area, whilst the priority in the life insurance business is to regain the leading position.

Highlights 2006

Own branches successful despite difficult conditions. In 2006 the operating environment proved more challenging due to uncertainties of future interest rate development. Own branches still managed a number of successes, such as a 12.1% increase in securities commissions from EUR 90.3 million to EUR 101.2 million, whilst sales of securities based savings plans rose by 13.3% from just under 21 thousand to almost 24 thousand despite high market saturation. New inflows led to an 18.5% increase in savings deposit volumes to around EUR 2.2 billion. There was a very gratifying increase of 5.9% in new customer acquisition to almost 43 thousand, due mainly to "customer recruits customer" initiatives and high customer satisfaction rates. The launch of the group-wide card strategy boosted credit card sales by a substantial 20.9% rise through a range of products aimed at a variety of target groups. Demand for mortgages remained high, increasing by 6.4% from EUR 3.6 million to EUR 3.8 million.

SME business continues to make a positive contribution. Despite the reputation of business with small and medium-sized enterprises as a problem segment in the Austrian banking sector, this business unit again operated at a profit and improved on its already good result. This positive development is mainly due to the consistent expansion of service business over the last two years, the implementation of a risk-adjusted pricing policy and a series of events in 2006, which presented the business unit as a professional partner for SME services. As a result the commission income share of operating income increased to over 40%. Treasury products for hedging purposes and products for balance sheet optimisation were particularly well received by customers.

Further growth in s Bausparkasse. Following the strong performance in the previous year lending continued to rise by 6.8% to EUR 5.6 billion. Of this amount EUR 4.8 billion of were private mortgages, up slightly on the previous year's with EUR 4.6 billion. New business represented EUR 1.3 billion. Whilst the number of savings plans fell slightly, deposit volumes remained stable at EUR 5.3 billion. The private housing sector profited from the increased flexibility in product offering as a result of the regulatory changes allowing building society savings to be used to finance education and care home expenses and the addition of new products such as interest only loans or loans with foreign currency components. In the corporate building sector, cooperation with the savings banks and increased financing for municipal infrastructure led to an increase in volumes of around 9% from EUR 2.4 billion to EUR 2.7 billion. Synergy effects were achieved by merging administrative units of Erste Bank and s Bausparkasse; the latter also benefitted from closer cooperation with s Wohnbaubank. The refinancing situation was improved by the take-over of Erste Bank's mortgage banking and Pfandbrief business activities. Mortgage volumes rose overall both at Erste Bank and s Bausparkasse. Total lending volume was EUR 12.2 billion compared with EUR 11.2 billion in the previous year, representing an increase of just under 9% on last year's high levels.

Increased use of alternative distribution channels. In 2006 efforts to shift standardised services towards online distribution channels were stepped up. The number of retail clients using netbanking, the online service provided by Erste Bank and the savings banks in Austria, increased by 14 %, from 285 thousand to 325 thousand. A total of 34.6 million netbanking customer contacts were registered compared with 29 million in the previous year. The number of transfers completed via netbanking increased by 1.6 million or 13.8% to 13 million, which means that one in three transfers in the retail customer segment, is now conducted via netbanking rather than through branches.

Number of active online banking users of Erste Bank and the savings banks in Austria, in thousand



360
300
240
180
120
60
0
240
285
325
2004
2005
2006

Source: Erste Bank.

Similar trends have been recorded for self-service banking in Austria. Although Austrians have traditionally made most payments in cash, self-service cash withdrawals outstripped traditional over-the-counter withdrawals by a factor of 8:1. Although over-the-counter deposits remained ahead of direct access payments in 2006, the trend is clearly towards self-service. To meet the need for cash work will continue to be put into a blanket ATM network and further development of deposit services in self-service areas.

Double-digit growth repeated in funds management. In 2006 Erste-Sparinvest increased total funds under management by almost 12% to EUR 36.9 billion, growing considerably faster than the overall market. The firm's performance was recognised by such fund rating agencies as Standard & Poor's, Morningstar, Lipper and Feri Rating & Research. According to Morningstar, Erste-Sparinvest ranked No.1 among 36 European bond funds. Operationally, Erste-Sparinvest extended its market share to 18%. Funds under management grew to EUR 29.9 billion by year-end 2006, up from EUR 27.1 billion a year earlier, translating into growth of over 11%. As a result Erste-Sparinvest comfortably maintained its position as the second largest fund manager in Austria. In retail funds Erste Bank's fund management unit maintained its market leadership.

Life insurance growth continues apace. s Versicherung confirmed its market position as one of Austria's largest life insurance companies in 2006. In the area of regular premium policies the company grew faster than the market. A number of key indicators developed positively: the number of policies rose by 6.6% to 1.1 million, investments increased by 12.3% to EUR 7.7 billion and assets insured rose by 8.2% to EUR 26.3 billion. Overall, s Versicherung clearly emphasised its function as the competence centre for old age provision within the savings banks sector through targeted promotional measures related to private and occupational pension provision.

Financial review

in EUR million	2006	2005
Pre-tax profit	178.3	165.4
Net profit after minorities	123.4	103.7
Operating result	279.9	254.3
Cost/income ratio	68.9%	71.0%
ROE based on net profit	14.1%	12.6%

The Retail and Mortgage segment turned in a very satisfactory performance, exceeding the excellent results of the previous year. Pre-tax profit improved by EUR 12.9 million from EUR 165.4 million to EUR 178.3 million or by 7.8%. Net profit after minorities increased by EUR 19.8 million, from EUR 103.7 million to EUR 123.4 million, with an improvement in return on equity from 12.6% to 14.1% and a reduction in the cost/income ratio from 71.0% to 68.9%.

The segment's profit and loss line items were significantly impacted by accounting for Sparkassenimmobilen AG at equity, instead of fully consolidating it, as in the past.

Net interest income rose by EUR 12.7 million or 2.4% from EUR 524.6 million to EUR 537.3 million, with increased volumes making up for tighter margins in the branch network. s Bausparkasse, which is also assigned to this segment, recorded strong gains thanks to the expiration of high-rate deposits and higher income from participations. Risk provisions trended favourably, falling by 16.2%, or EUR 17.0 million from EUR 105.1 million to EUR 88.1 million. This decrease resulted mainly from the improved risk situation in the branches as well as at Tiroler Sparkasse.

Net commission income, which increased by 6.6%, or EUR 20.6 million, from EUR 314.5 million to EUR 335.1 million, made a substantial earnings contribution to this segment. This increase was driven by noticeable gains in the branches as a result of higher securities-related commissions, one-time commissions from new products (Premium Plus) and commission income from a number of capital market transactions. Increases in revenues from payment transfer fees at the Tirol and Salzburg savings banks and improved earnings from fund management and from Erste-Sparinvest's institutional clients business also contributed.

Despite the expansion in Erste-Sparinvest's business, general administrative expenses fell by 0.4%, or EUR 2.8 million, from EUR 623.8 million to EUR 621.0 million through a reduction in depreciation and a restrictive staffing policy in own savings banks. The fall in insurance business from EUR 28.8 million to EUR 17.9 million or 37.7% related to high income from investment portfolio in the previous year, which could not be repeated this year due to market conditions. Lower other result related partly to changes in the scope of consolidation, affecting participations that contributed positively to the segment result last year, and a revaluation requirement within financial assets. These effects were more than compensated by substantially lower risk provisions.

OUTLOOK 2007

In 2007, as part of the theme of old age provision the 60+ target group will be a significant priority for product development and sales. In the medium term this is the largest target group requiring a very wide range of advice and products. In view of the current market situation – Austrian home ownership remains below the European average – mortgages will also be a priority for 2007. In 2007 further emphasis will be placed on the advantages of building society savings for financial security and prosperity across all life stages.

In 2007 the **SME business** segment plans to increase commission income further, with the focus on modern products that favour the balance sheet. In 2007, as in previous years, close attention will continue to be paid to efficient cost control, risk-awareness in lending and ongoing optimisation of the distribution network.

In fund management the real estate funds business will be developed across the whole of the home market with a corrsponding expansion in our offering of private banking services. In the **insurance business** the focus will be on innovative product development and an increase in service and advisory services.

In 2006 return on equity targets in accordance with the equity allocation methodology applicable in 2006 were met. The Austrian business as a whole of surpassed 15%, while the Retail and Mortgage segment exceeded its 11% target.

LARGE CORPORATES

Business profile The Large Corporates segment caters to domestic and international corporate customers which post sales of over EUR 70 million in Austria. The Group Large Corporates business unit has been set up as a matrix organisation providing a unified and international client service for multinational and large corporate companies. It is aimed at companies with annual purchasing power-weighted revenues of EUR 175 million operating in one of Erste Bank's core markets. The comprehensive and tailor-made service provided by corporate account managers is a recognition of the importance of the markets in Central and Eastern Europe for Austrian and international large corporates. The focus is on applying a proactive, individual approach to managing this client segment by pooling local and international expertise. A comprehensive, needs-oriented client service is provided by professional competence centres for real estate and project financing, structured financing as well as corporate finance, export financing, trade finance and derivatives.

BUSINESS REVIEW

Strategy. Stable client relationships are at the heart of the segment's success. But the environment is becoming increasingly demanding, and further improvements in the quality of advisory services through professional and cross-border teams are a strategic priority. Competence in providing customer-oriented solutions is a key factor in developing long-term relationships with clients. These can only develop if the personal account managers work closely with specialists from the relevant departments. The consistent expansion of our domestic market to include Romania and Ukraine and other countries has widened the segment's regional capacity and deepened client relationships.

Immorent, which forms part of this segment as of 2006, offers complete solutions under "leasing & more" brand for all aspects of real estate covering the entirenuseful life of equipment and real estate. It is also increasingly utilising its wide-ranging competence and experience through the development of own projects. A further strategic priority in real estate is the tailor-made financing services for commercial and tourism real estate provided by the real estate and project financing business unit. Regional expansion is thus linked to the development of Erste Bank and Immorent. The corporate finance unit will continue to offer one-stop solutions. The strategic goal is to continue developing the market position in all areas such as equity capital markets, private equity and M&A transactions as well as structured financing.

Highlights 2006

Continued growth in large corporate business. Despite very competitive market conditions, client confidence in the Large Corporates business unit's services and offerings continued throughout 2006. The effects of successfully implementing measures over the last two years, particularly the establishment of the Group Large Corporates business unit, led to a rising contribution to results. All distribution units made crucial contributions to the operating result of EUR 154.0 million. Cooperation with the treasury business unit also paid off, with a threefold increase in relevant business volumes and operating result.

Strong year for capital market transactions. Despite volatile market conditions in 2006, no fewer than 13 equity capital markets transactions were successfully concluded with a record volume of EUR 14 billion. This included 7 IPOs and 6 capital increases of listed companies, two of which were outstanding transactions: the EUR 652 million listing of the Österreichische Post, which was followed up by an excellent share price performance, and Erste Bank's EUR 2.9 billion capital increase, the largest transaction ever to take place on the Vienna Stock Exchange. In debt capital markets, Erste Bank's leading role in Austria was strengthened by a mix of structuring competence, effective book building and particularly strong retail placement capabilities. The highlights of 2006 were corporate bonds issues by Erste Bank acting as sole or joint lead manager to Andritz, STRABAG, PORR, Lutz and Saubermacher.

Rapid growth in real estate business. Immorent continued to post significant successes in 2006. These included an increase in new business for "leasing & more" from EUR 1.8 billion to EUR 2.1 billion. New business in cross-border and CEE leasing reached a volume of EUR 972 million against EUR 845 million the previous year. The volume of new business in the real estate and project financing business also increased to more than EUR 500 million in 2006. Higlights included the financing for specialist retail and shopping centres in Slovakia and Hungary, the financing for three top-end properties in Prague's pedestrian zone and the financing of the first logistics centre in Kiev meeting Western standards. A particular highlight in the tourism sector was the financing of the Ritz Carlton Hotel in Moscow and the Hyatt Hotel in Kiev.

Corporate finance business continues its success. Erste Bank continued to strengthen its market position in this area. Financing models along the whole value chain were offered in accordance with individual business strategies and tailored to clients' specific plans for growth, repositioning as part of a regional strategy or simply value creation. There were a number of highlights at Mergers & Acquisitions, including Austria's largest private real estate transaction with a portfolio of 108 properties and a volume of around EUR 500 million. Structured financing of residential property projects was carried out for the City of Vienna. In the private equity sector Erste Bank successfully disposed of shares in the growth companies TTTech Automotive AG and UC4 to strategic investors.

Financial review

in EUR million	2006	2005
Pre-tax profit	115.4	75.1
Net profit after minorities	83.0	53.4
Operating result	154.0	134.5
Cost/income ratio	38.8%	39.9%
ROE based on net profit	16.4%	12.3%

Net profit after minority interests rose by EUR 29.6 million or 55.4% to EUR 83.0 million from EUR 53.4 million.

This rise was primarily due to fee business, which recorded a rise of EUR 18.8 million, or 22.9%, from EUR 82.2 million to EUR 101.0 million. Other result also contributed, moving up EUR 43.6 million from a loss of EUR 29 million to EUR 14.7 million. The advance in net commission income was a result of the proceeds of selling real estate and other investments, additional income from capital market transactions and additional project management fees. The improvement in other result was due to valuation gains and income from the disposal of a securitised assets and onetime income from the disposal of a private equity interest allocated to the segment. In addition, project impairment charges posted under this item in 2005 were no longer required in 2006, which also contributed to the upwards trend.

Business volumes rose by EUR 300 million or 3.1% in lending and EUR 670 million or 14.7% in leasing. Net interest income increased by EUR 7.4 million from EUR 140.2 million to EUR 147.6 million with growth of EUR 11.6 million in the leasing business offsetting the decline in income from other units.

The increase in risk provision, up 22.8 million from EUR 30.5 million to 53.3 million, stems exclusively from provisioning requirements for a loan related to a security settlement issue.

Most of the EUR 8.2 million rise in costs from EUR 89.4 million to EUR 97.6 million was due to higher expenditures in real estate leasing as business activity increased in Erste Bank Group's home market. The cost income ratio trended favourably against the previous year at 38.8%. Return on equity rose sharply from 12.3% to 16.4%.

OUTLOOK 2007

The performance of the Large Corporates business unit will be determined by two key areas in 2007: intensive relationship management with particular focus on fee income, and project financing as an adjunct to traditional lending. Products and service offerings will continue to be optimised to meet customers' needs. The focus for corporate finance will be on strengthening themarket position, including in the public sector.

In 2007 Immorent will take full responsibility across the organisation for Austrian distribution and establish the entire "leasing and more" offering more firmly in the CEE markets. Immorent also plans to take on the Ukrainian market and open an operational leasing company in Kiev.

TREASURY AND INVESTMENT BANKING

Business profile The Treasury and Investment Banking segment comprises third-party and proprietary trading activities in Vienna, London, New York and Hong Kong, as well as asset liability management. Amongst others, the segment carries out the following tasks on behalf of the group:

- **Management of asset-liability risk (interest rate and liquidity risks) for Erste Bank Group**
- **Foreign currency, fixed-income and securities trading products for all client groups**
- **Development of structured products, especially for all central and east European growth markets**

The Treasury and Investment Banking segment links the financial markets, customers and the bank. It is the competence centre for structured investment products, working with the distribution units in order to develop the product range and to open up access to the emerging growth markets of Central and Eastern Europe for its retail and institutional clients.

BUSINESS REVIEW

Strategy. The expertise in CEE forms the basis for product innovation, making this business unit a reliable and professional partner for clients taking investment decisions throughout Erste Bank's home market in the future. The Treasury and Investment Banking segment's strategic goal is to be the best product provider in the core market of Central and Eastern Europe with a broad range of standard products, tailor-made structured products, competitive pricing and professional advisory services.

In trading Treasury and Investment Banking will leverage its market position as one of the region's largest liquidity providers and build on its market knowledge and proximity. The diversification of trading activities will ensure advances in operating performance despite volatile markets in individual asset classes.

Highlights 2006

Success in structured products. 2006 was a successful year for structured investment products despite a difficult market environment. Declining sales of capital guaranteed products were partly offset by sales of product innovations. In addition the cooperation between Erste Bank and the savings banks was further deepened: a more customer-oriented product offering was implemented, joint training programmes were designed and the product development process reworked. The first fruits of this initiative were seen in 2006 with the successful piloting of a savings product with an interest rate index-linked to shares.

Erste Bank also continued to strengthen its market position in the structured investment products sector in Central and Eastern Europe. As well as the very gratifying sales figures, it also won the sought-after prize of "Best Structured Product Distributor in CEE" announced every year by the magazine "Structured Products". An increase in in-house structuring capabilities was made possible by the introduction of a new IT system for trading, risk management and derivatives business.

High-quality products for institutional clients The sales initiatives in the corporate clients segment begun in 2005 was successfully continued in 2006. The range of tailor-made capital market products aimed at hedging risks in areas of foreign exchange, interest rates and liquidity was expanded and adjusted throughout the year. At the same time, service quality was improved by increased standardisation of back office processes.

Income from structured products for corporate clients on the interest and FX side increased several times over the previous year's figures to EUR 4.5 million, an important factor being the successful cooperation between the treasury sales and account management units.

All organisational measures such as risk management, IT and training required for rollout of the sales concept in the savings banks were completed on schedule. Accordingly, Erste Bank's high increases in earnings should be repeated in the savings bank sector in the coming year.

A further highlight of the year was the placing of two structured loans to the value of EUR 300 million with national and international institutional clients.

High demand for certificates and warrants. The certificates and warrants business strengthened in 2006. Along with capital guaranteed products, investment and leverage certificates completed the offering for retail customers. Over 1000 trading products such as turbo certificates and warrants were listed on the Vienna and Stuttgart stock exchanges. Average monthly turnover was around EUR 10 million. To increase recognition of these products, international roadshows, trade fairs and lectures were held in the most important financial centres in Germany and CEE as well as several training events for Erste Bank and savings bank branches. These are already generating new business with international institutional investors. Erste Bank also became a founding member of the Zertifikate Forum Austria.

Investment Banking profits from the market environment. As mentioned under the Large Corporates segment, 2006 was a good year for capital market transactions. Structural improvements such as the merging of treasury and investment Banking functions and the use of new technologies in share order routing and order management also contributed to the favourable results. Overall market shares remained high in Austria (12%), Hungary (17%) and the Czech Republic (11%).

Financial review

in EUR million	2006	2005
Pre-tax profit	158.9	138.1
Net profit after minorities	123.7	102.3
Operating result	144.2	139.2
Cost/income ratio	41.5%	40.3%
ROE based on net profit	51.2%	36.5%

Pre-tax profit improved by EUR 20.9 million from EUR 138.1 million to EUR 158.9 million. Net profit after minority interests rose by EUR 21.4 million, or 21%, from 102.3 million to EUR 123.7 million. Return on equity increased from 36.5% to 51.2%, while the cost/income ratio was 41.5%.

Net interest income was EUR 68.3 million as a result of a fall in the asset liability management result caused by interest rate trends. The net trading result increased slightly this year, up 4.1% at EUR 87.9 million. Commissions showed an extremely satisfactory improvement as a result of strong equity business, both in the primary and secondary markets, rising by EUR 19.4 million or 27.4% from EUR 70.9 million to EUR 90.3 million.

The increase in general administrative expenses was primarily due to investments in IT and personnel in the strategic sales and structured investment products segments. Other result advanced by EUR 15.9 million from a loss of EUR 1.1 million to EUR 14.8 million, primarily as a result valuation gains from non-trading securities, which were not posted in the previous year.

OUTLOOK 2007

In 2007, the focus of the Treasury and Investment Banking segment will again be on innovative structured products. The product range will be expanded by new asset classes such as commodities. Erste Bank and the savings banks will continue to work closely on the distribution of structured investment products with the aim of establishing this product line as a permanent component of asset allocation in the branches and improving expertise through training initiatives. Trading will see further investments into structuring capabilities in order to provide branches with more innovative products in future and to increase the level of in-house production in selected asset classes. The customer base is also expected to grow, on the one hand by implementing the successful Austrian distribution concept in the savings banks and in Central and Eastern Europe, and on the other hand by acquiring new customers in Western Europe. Certificates and warrants should see the double-digit growth rates in 2007.

CENTRAL AND EASTERN EUROPE (CEE)

The Central and Eastern Europe segment comprises Erste Bank's operations in the CEE transformation economies, covering primarily Česká spořitelna, Banca Comercială Română, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia and Erste Bank Serbia. While the share purchase agreement for Ukrainian Bank Prestige was signed on 20 December 2006, it will only be consolidated following closing of the transaction.

CZECH REPUBLIC

Business profile. The Czech Republic segment includes Česká spořitelna and its subsidiary operations. Česká spořitelna is the leading retail bank in the country and the largest among Erste Bank's operations in CEE. It serves some 5.3 million retail, SME and large corporate clients; it operates a network of 637 branches and 1,090 ATMs. By 2006 Česká spořitelna has issued more than 3 million bank cards, including almost half a million credit cards. The bank's asset management, building society, factoring, pension fund and life insurance subsidiaries also occupy leading positions in their respective fields.

ECONOMIC REVIEW

In 2006 the Czech economy repeated its extraordinarily strong performance of 2005. Real GDP growth came in at an estimated 6%, supported by strong exports and a marked acceleration of domestic demand. GDP/capita moved into five digits for the first time ever, reaching some EUR 11,000, among the highest levels in Central and Eastern Europe. A positive development was also registered in the unemployment rate which stood at 7.8% in 2005 and improved somewhat to about 7.3% thanks to the positive overall economic environment.

Inflation remained a non-event and the Czech Crown continued to appreciate against the Euro both in nominal and real terms. Correspondingly, the Czech National Bank stemmed further upward pressure against its currency by increasing its short term reference rate at a slower pace than the European Central Bank raised its own reference rate. At 2.5% Czech rates remained below Euro levels, but gained 50 basispoints compared to year-end 2005.

The overall positive picture was rounded off by a stable, yet negative current account balance, which was supported by an improving trade balance, which remained positive for the second year running due to increased FDI inflows into export industries. The general

Key economic indicators – Czech Republic

	2003	2004	2005	2006e
Population (ave, million)	10.2	10.2	10.2	10.2
GDP (nominal, EUR billion)	80.9	87.2	99.7	112.6
GDP/capita (EUR thousand)	7.9	8.5	9.7	11.0
Real GDP growth	3.6%	4.2%	6.1%	6.0%
Domestic demand contribution	4.4%	3.2%	1.6%	4.0%
Exports (share of GDP)	61.8%	71.0%	71.7%	74.1%
Imports (share of GDP)	64.1%	71.6%	69.8%	71.7%
Unemployment (Eurostat definition)	7.7%	8.2%	7.8%	7.3%
Consumer price inflation (ave)	-0.1%	2.6%	1.6%	2.1%
Interest rate (1m interbank offer rate)	2.3%	2.3%	2.0%	2.2%
EUR FX rate (ave)	31.8	31.9	29.8	28.3
EUR FX rate (eop)	32.4	30.5	29.0	27.5
Current account balance (share of GDP)	-6.5%	-6.3%	-2.7%	-3.1%
General government balance (share of GDP)	-6.6%	-2.9%	-3.6%	-3.5%

Source: Eurostat, Czech National Bank.

government balance remained virtually unchanged versus 2005 at an estimated -3.5% of GDP, as did gross government debt at a very manageable 31% of GDP.

MARKET REVIEW

The banking market benefited from the prevalence of two factors that do not frequently go hand in hand over a longer periof of time: continued strong economic growth and continued low interest rates. While banking assets grew only slightly faster than the overall economy, and hence stayed at essentially flat at 98% of GDP in 2006, sector growth was driven by customer loans, which lept from 40% of GDP a year ago to above 44% in 2006. Within loans, retail loans acted as the growth engine. Corporate loans, on the other hand, experienced a weaker year due to the excellent economic environment and the resulting positive liquidity situation of many large corporate customers.

levels seen in developed Western economies. FX lending, which played a dominant role in markets with higher nominal interest rates such as Hungary, Romania or Croatia, remained insignificant in the Czech Republic in 2006.

On the back of the positive overall market environment Česká spořitelna once again maintained its No. 1 position in retail banking and continued to rank among the three leading banks in terms of total assets. Its market share of total assets remained stable at 22% in 2006. In terms of retail products Česká spořitelna maintained its dominant position owning almost one third of the retail loan and deposit market. In high growth segments of the market, such as residential mortgages, it faired even better, carving out a market share of almost 33%. Česká spořitelna was similarly successful in credit and debit cards, as well as current accounts.

Financial intermediation – Czech Republic
in % of GDP


120
100
80
60
40
20
0
104
36
64
95
36
60
98
44
63
2002
2004
2006e
Total assets
Customer loans
Customer deposits

Source: Czech National Bank, Eurostat.

Market shares – Czech Republic
in %


35
30
25
20
15
10
5
0
22
32
33
22
32
33
22
32
33
2004
2005
2006
Total assets
Retail loans
Retail deposits

Source: Czech National Bank, Česká spořitelna.

Retail loans enjoyed the fifth consecutive year of annual growth rates in the order of 30%, driven by continued strong demand for housing loans, including mortgages, which grew solidly above 30% for the eighth year running. Measured as a share of GDP retail loans rose to nearly 17%; at the same time housing loans reached a level of nearly 12%. Both these figures are still substiantially below the

BUSINESS REVIEW

Strategy. In 2006 Česká spořitelna launched a new and ambitious strategic initiative – "First Choice Bank" – that aims to cement the bank's position as the country's most respected and dynamic bank. A bundle of measures will yield benefits for clients and employees alike and lead to a sustainable increase in profitability. The strategic goal to grow the loanbook, especially in the key retail segment, with a view to leverage the quickly expanding deposit base, remains in place.

Highlights 2006

First Choice Bank initiative launched. The main objective of First Choice Bank is to make banking easier and more comfortable for clients whilst instilling a corporate culture that makes employees more professional and confident. The initiative will also entail investments into infrastructure, including branch refurbishment, training and technology and hence lay the foundations for increased product sales, profitability and efficiency in future years. Specific targets relate to mortgages, number of SME clients, number of issued credit cards, number of ATMs and the cross-selling ratio. First Choice Bank is expected to be fully implemented by the end of 2008.

Loan growth across the board. The buoyant Czech economy as well as low interest rates again underpinned strong growth of the loan book. Growth was particularly pertinent in the key retail segment, which continued to expand faster than corporate loans and easily maintained a 50%+ share of the loan book. In total the loan book of Česká spořitelna grew to EUR 10.8 billion, up from EUR 9.0 billion a year ago, while retail loans advanced from EUR 4.6 billion to EUR 6.3 billion. Within retail loans private mortgages grew the strongest at 41%. Due to excellent liquidity situation of corporate customers, resulting in lower utilisation of approved credit limits, the large corporate segment was the only part of the loan book that showed an actual reduction in volume.

Increased uptake of electronic banking, bank cards. 2006 saw a new record high in electronic banking user numbers. Unique users reached 1.1 million in 2006, up 10% on 2005, while the number of transactions rose at an even faster rate of almost 55% in comparison with 2005. The total number of active bank cards exceeded 3 million for the first time in 2006, which represents a 5% increase. Issued credit cards grew at a dynamic rate of 31% in 2006, reaching almost half a million issued cards. As a result Česká spořitelna's market share in credit cards issued by Czech banks equalled almost 52%.

International and local recognition. As in previous years Česká spořitelna has been awarded a number of local and international awards in 2006. In the local MasterCard Bank of the Year survey, Česká spořitelna was named "Most Trustworthy Bank in the Czech Republic" as well as "Bank of the Year 2006". In the product area Česká spořitelna was declared "The Best Mortgage Bank of the Year". Among international awards the most notable is Česká spořitelna's No. 1 ranking among financial institutions and overall No. 2 ranking among more than 100 companies that participated in the prestigious European Customer Relationship Management competition of technology market research firm Gartner.

Financial review

in EUR million	2006	2005
Pre-tax profit	451.7	352.6
Net profit after minorities	324.4	256.8
Operating result	486.8	377.6
Cost/income ratio	55.7%	59.3%
ROE based on net profit	40.7%	40.0%

The group result of Česká spořitelna increased by EUR 67.6 million, or 26.3%, from EUR 256.8 million to EUR 324.4 million compared to the previous year. The operating result rose by EUR 109.2 million (+28.9%), from EUR 377.6 million to EUR 486.8 million.

A strong expansion in lending business, accompanied by a positive interest rate trend, led to net interest income increasing by EUR 122.1 million (+20.9%), from EUR 583.5 million to EUR 705.6 million. Risk provisions for loans and advances increased by EUR 18.8 million (+55.8%), primarily as a result of the massive expansion in lending business and the discontinuance of general reserve releases of 2005.

Net commission income grew from its already very high level, increasing by EUR 37.9 million (+13.2%) from EUR 287.0 million to EUR 324.9 million. Revenue increased from the rapidly growing lending business, as did income from securities transactions. The net trading result also exhibited a positive trend, improving by EUR 5.7 million (+11.6%) from EUR 49.4 million to EUR 55.1 million, thanks on the one hand to another strong result from interest rate derivates and, on the other, to a good result from the foreign exchange and currency business.

General administrative expenses increased by EUR 63.1 million (+11.5% or, currency-adjusted, +5.8%) compared to the previous year, from EUR 550.1 million to EUR 613.2 million. This rise was the result of higher depreciation requirements, performance-linked personnel expenses and expenditure connected to current group projects. Other result increased from EUR 8.7 million to EUR 17.4 million, especially due to valuation income from the property portfolio.

Thanks to the highly positive profit trend, the operating result improved by 28.9% from EUR 377.6 million to EUR 486.8 million, although the favourable trend in the CZK/EUR exchange rate (+5.1%) should also be noted. The cost/income ratio improved from 59.3% to 55.7% and the return on equity stood at 40.7%.

OUTLOOK 2007

The Czech economy is expected to turn in another strong performance in 2007. In addition, the First Choice Bank initiative will play an integral role in setting Česká spořitelna on a more ambitious growth path and will help maintain its leadership position in the retail segment and expand its position in SME and corporate banking. The most immideate effect will be faster net profit growth of at least 15% in 2007, maintainance of a return on equity in excess of 20% and a reduction of the cost/income ratio to below 53%. All targets relate to local, consolidated results.

ROMANIA

Business profile. The Romania segment comprises Banca Comercială Română (BCR) and its subsidiaries. BCR is the leading financial services group in Romania. In addition to banking, BCR is also the No. 1 in leasing, and asset management and is well positioned in the developing insurance and brokerage markets. BCR is also an important player in neighbouring Moldova. The bank has 3.5 million retail and corporate customers and operates a fast growing network of 473 branches.

ECONOMIC REVIEW

In 2006 Romania returned to the Top 3 of EU growth leaders trailing only Estonia and Latvia, after a temporary blip related to floods in 2005. GDP growth averaged 7.2% while GDP/capita moved ahead even faster to an estimated EUR 4,500 thanks also to the appreciation of the local currency. As in the past, growth was driven by strong domestic demand and especially resurgent private consumption. Unemployment remained fairly tame at 8.2%, thanks to the strong economy that absorbed those laid off in labour-intensive industries.

The Romanian currency continued its strong appreciation in 2006, while the central bank maintained its restrictive policy stance with a view to push inflation down even further. The mix of measures applied included hikes in the reference refinancing rate from 7.5% in 2005 to 8.75% in 2006 as well as stringent reserve requirements on foreign exchange and local currency liabilities of banks in order to stem credit growth. The inflation rate duely obliged and declined to a new post-transformation low of 6.6%, a trend which is set to continue in the medium term.

In having a sizable current account deficit, Romania shared a common fate with many other countries that were in the middle of an economic catch-up process in 2006. Record foreign direct investment of nearly EUR 10 billion acted as a mitigant, though. The budgetary situation remained benign. Neither the general government balance nor gross government debt are at unsustainable levels; the latter stood at only 14% in 2006 and is thus among the lowest in the entire European Union.

Key economic indicators – Romania

	2003	2004	2005	2006e
Population (ave, million)	21.7	21.7	21.6	21.6
GDP (nominal, EUR billion)	52.6	60.8	79.3	96.9
GDP/capita (EUR thousand)	2.4	2.8	3.7	4.5
Real GDP growth	5.2%	8.4%	4.1%	7.2%
Domestic demand contribution	10.2%	14.6%	11.2%	10.3%
Exports (share of GDP)	34.7%	35.9%	33.0%	34.0%
Imports (share of GDP)	42.2%	45.0%	43.4%	45.6%
Unemployment (Eurostat definition)	7.4%	8.2%	8.3%	8.2%
Consumer price inflation (ave)	15.3%	11.9%	9.1%	6.6%
Interest rate (1m interbank offer rate)	20.0%	20.5%	9.3%	8.7%
EUR FX rate (ave)	3.8	4.1	3.6	3.5
EUR FX rate (eop)	4.1	3.9	3.7	3.4
Current account balance (share of GDP)	-4.8%	-12.7%	-8.7%	-10.3%
General government balance (share of GDP)	-1.7%	-1.3%	-0.4%	-1.4%

Source: Eurostat, National Bank of Romania.

MARKET REVIEW

The Romanian banking market is one of the most underpenetrated among Erste Bank's markets and hence offers the best growth opportunities. Financial intermediation levels, while rising at a fast and almost linear pace, are still at substantially lower levels than in either mature markets or even more developed CEE countries. The broadest measure, assets/GDP reached 51% in 2006, after standing at only 32% in 2002. Growth was even more pronounced in customer loans. They grew by more than 50% annually in the period under review, leading to a doubling of the loans/GDP ratio from just below 15% to 27% over the last five years.

Retail loans enjoyed the strongest growth, albeit from a very low base, in line with country's rapid economic development over the past years. After standing at only 1.4% of GDP in 2002, this ratio exploded to 11.5% by the end of 2006. Mortgage loans, which are major growth drivers in more developed CEE markets, were still at negligible levels at about 2% of GDP.

Structurally the market has striking similarities with the Hungarian banking market. While the fact that it is dominated by foreign owners is not particularly noteworthy in a CEE context, the fact that there is only one dominant player is. BCR is by far the market leader, trailed by banks that engage in a healthy, competitive behaviour but do not employ irrational pricing strategies.

Another peculiarity of the Romanian market is the strong, albeit declining, interest in foreign exchange lending. Due to various restrictions by the central bank, the most prominent of which is a 40% reserve requirement on foreign exchange liabilities of banks; the ratio of such loans to total loans outstanding has dropped markedly to below 50% in 2006, a trend that was also supported by increasingly competitive local currency products.

Within this environment BCR has consolidated its market position. Thus, the market share in terms of assets reached 26% in December 2006 compared to 25% as at end-2005. Customer loans were the main growth driver, posting a significant increase 53% compared to last year, and made BCR the main finance provider in the country.

Financial intermediation – Romania
in % of GDP


60
50
40
30
20
10
0
32
15
22
37
18
23
51
27
28
2002
2004
2006e
Total assets
Customer loans
Customer deposits

Source: National Bank of Romania, Eurostat.

Market shares – Romania
in %


42
36
30
24
18
12
6
0
26
30
36
25
29
35
26
25
31
2004
2005
2006
Total assets
Retail loans
Retail deposits

Source: National Bank of Romania, BCR.

In the area of retail loans and deposits, the bank focused on improving quality and pricing in order to consolidate its market position and also started reorganisation and streamlining of operations.

BUSINESS REVIEW

Strategy. BCR's main strategic goal is to maintain its leading market positions in all business segments and to better leverage its brand among customers. The bank will do so by further diversifying its retail product offering both on the asset and liability side, and by investing into its multi-channel distribution infrastructure. In so doing BCR will stick to its cautious risk management approach and adjust risk management techniques to group standards and to the requirements of Basel II. Improvements in operational efficiency will also remain high on the agenda.

Highlights 2006

Integration and Development Programme (IDP) launched. The IDP was officially launched immideately upon completion of the acquisition and will ensure the alignment of processes and organisational structures to Erste Bank's standards, with a view to efficiently integrate into the group's structures. In 2007, the most important IDP projects will be finalised, aiming at, among others, adjusting the organisational model of the branch network, further consolidation of back office activities, as well as clear separation of risk management from business activities. The IDP will result in enhanced operational efficiency and improved profit generating capacity.

Fast growth in retail and SME business. 2006 saw outstanding growth in key future growth segments. Within retail, credit card related loans nearly tripled thanks to the launch of many co-branded credit cards, while consumer loans were up an impressive 70% to EUR 2.3 billion. At the same time, BCR was the leader in terms of its POS network size. This will be a competitive advantage for future business development and for further growing net commission income. The SME and municipalities segments also recorded strong increases of 77% and 160% respectively, on the back of a strong surge in economic growth over the past year.

First EU-offices opened. In 2006 BCR opened 8 regional offices that provide full information on the impact of EU accession, consulting services as well as a large range of products for financing and refinancing of investment projects in order to facilitate access to European post accession funds. BCR will build on its experience gained in the pre-accession period to facilitate better absorption of the funds allocated to Romania.

Implementation of new IT system. One of the major highlights in the back office area was the timely implementation of a new integrated IT system, SIBCOR v2, which will contribute to faster and more efficient management of growing business volumes. The new system will yield first tangible benefits in 2007.

Financial review

in EUR million	2006	2005*
Pre-tax profit	67.9	-
Net profit after minorities	34.6	-
Operating result	87.7	-
Cost/income ratio	55.1%	-
ROE based on net profit	34.6%	-

*) No comparable segment contribution data available for 2005.

Banca Comercială Română is included in the group results for the first time as of 12 October 2006. Erste Bank's original stake of 61.9% in BCR has now been increased by another 7.3%, which was purchased from employees of BCR, bringing its stake to 69.2%.

Proportional net profit after minority interests stood at EUR 34.6 million, despite the restructuring provisions for staff measures and consulting expenses in particular, which amounted to approximately EUR 23 million in total. Of this amount roughly EUR 14 million impacted segment results. Of additional valuation requirements of EUR 25 million only EUR 9 million affected the segment result.

The valuation of customer stock required by IFRS 3 (purchase price accounting) and the associated linear depreciation of EUR 18 million for the period from 12 October 2006 through to 31 December 2006 was reported in other result of the Corporate Center, primarily to ensure comparability with all other segments. In view of the favourable trend in 2006, the targets set for 2009 are being maintained.

OUTLOOK 2007

2007 will be the first full year for BCR as a member of Erste Bank Group. The main focus will be on the successful completion of the main streams of the IDP, on a more focused development of retail banking activity, on an increase in real estate financing as well as on the active involvement in the distribution of EU post-accession funds. In addition, BCR will aim to develop its investment banking & corporate finance activities, with the purpose of providing more refined services and financial instruments to large corporates. In financial terms the bank will work towards achieving 40% average net profit growth on a EUR-basis to 2009 and a cost/income ratio of below 40%.

SLOVAKIA

Business profile. The Slovakia segment comprises Slovenská sporiteľňa (SLSP) and its subsidiaries. SLSP is the clear market leader in the Slovakian banking market. The former state savings bank serves some 2.5 million clients, equalling roughly 50% of the Slovak population, through a network of 271 branches and 555 ATMs. It is the market leader in retail as well as total deposits, and has retained the top spot in retail as well as total loans, gained in 2005. Its asset management and life insurance subsidiaries also hold prominent positions in their respective markets.

ECONOMIC REVIEW

The Slovakian economy motored ahead by an impressive 7.9% in 2006, driven by strong domestic demand and private investments as well as increased public consumption. GDP/capita rose to a new all-time-high of EUR 8,100. Unemployment, which still is one of the highest in all CEE countries, continued its very positive trend embarked on in 2005 and dropped to an estimated 13.5%, while disposable incomes posted real term gains. Overall, the Slovak economy benefitted from car production related investment inflows and in 2006 already boasted a higher car per capita output than, eg Germany.

Key economic indicators – Slovakia

	2003	2004	2005	2006e
Population (ave, million)	5.4	5.4	5.4	5.4
GDP (nominal, EUR billion)	29.2	33.9	38.1	43.9
GDP/capita (EUR thousand)	5.4	6.3	7.1	8.1
Real GDP growth	4.2%	5.4%	6.0%	7.9%
Domestic demand contribution	-1.3%	6.2%	8.6%	6.7%
Exports (share of GDP)	66.2%	65.7%	67.6%	76.3%
Imports (share of GDP)	68.2%	69.4%	72.8%	81.7%
Unemployment (Eurostat definition)	17.4%	18.1%	16.1%	13.5%
Consumer price inflation (ave)	8.5%	7.5%	2.7%	4.5%
Interest rate (1m interbank offer rate)	6.3%	4.8%	3.0%	4.1%
EUR FX rate (ave)	41.5	40.0	38.6	37.2
EUR FX rate (eop)	41.2	38.8	37.8	34.6
Current account balance (share of GDP)	-0.8%	-3.6%	-8.6%	-8.4%
General government balance (share of GDP)	-3.7%	-3.1%	-3.1%	-2.0%

Source: Eurostat, National Bank of Slovakia.

After a sharp drop in 2005, inflation registered the expected uptick in 2006. This was due to strong rises in administered prices in late 2005 and early 2006. Due to the tough monetary policy applied by the central bank – it raised the reference rate four times in 2006 to 4.75% – inflation is expected to retreat again in 2007. It should be noted that the rate increases failed to have any noticeable impact on either GDP or credit growth so far. The currency, though, appreciated strongly especially in the final quarter of the year along with the increased credibility of the new government and its plan to adopt the euro in 2009 as well as improved regional investor sentiment.

In 2006 the general government deficit narrowed slightly on to an estimated 3.5% of GDP; excluding pension reform costs this figure stood at an estimated 2.4% of GDP. At the same time, the current account deficit remained flat at an estimated 8.4% of GDP, on the back of strong domestic demand, but was covered to a healthy degree by foreign direct investment. While improvements in budgetary policy are required for timely Euro entry in 2009, gross government debt – standing at only 33% of GDP – will not be a stumbling block.

MARKET REVIEW

The banking sector enjoyed rapid growth on the back of a booming economy in 2006. While asset penetration declined year-on-year due to declining interbank business, loans continued to grow at a fast pace. Deposits maintained their high share of GDP compared to the past years. As in 2005, retail loans in general and housing loans in particular grew strongest thanks to rising disposable incomes, higher levels of job security and resulting increased private consumption. Retail loan penetration reached 14% of GDP, while housing loan penetration was just slightly above 5%, pointing towards further catch-up potential in the future.

In the wake of the overall positive environment Slovenská sporiteľňa managed to further strengthen its leading position in most segments. Total asset market share rose to almost 21%, after a slight dip in the year before. The bank also outperformed its competitors in housing loans thanks to very successful product sales of CreditPLUS, a mortgage product for retail clients. Strong gains were also posted in corporate loans. On the deposit side, the bank was equally effective thanks to rising interest rates and innovative structured products. This resulted in double-digit deposit growth and the maintenance of market leadership.

Financial intermediation – Slovakia in % of GDP


100
80
60
40
20
0
91
31
61
86
33
57
86
41
57
2002
2004
2006e
Total assets
Customer loans
Customer deposits

Source: National Bank of Slovakia, Eurostat.

Market shares – Slovakia in %


35
30
25
20
15
10
5
0
20
23
34
18
25
32
21
26
32
2004
2005
2006
Total assets
Retail loans
Retail deposits

Source: Slovenská sporiteľňa, National Bank of Slovakia.

BUSINESS REVIEW

Strategy. Slovenská sporiteľňa's strategy is geared towards maintaining its leadership position in deposits and loans. Apart from focusing on its core retail market, the small and medium enterprise business will be another source of growth. The strategy of acquiring SME clients through classic financing activities will continue to be pursued and should offer substantial cross-selling opportunities in the future. Unparalleled local presence will further support the SME growth strategy. In addition SLSP intends to attract large corporates by high quality service and competent advice, especially in fields of project and real estate financing.

Highlights 2006

Customer loans swiftly substitute expiring high-yield bonds. 2006 was another blockbuster year for loan growth. After recording growth of 55% in 2005, loan stock advanced at a 32% clip in 2006 to reach a level of EUR 3.6 billion. In comparison outstanding loans amounted to only EUR 1.3 billion just three years ago. This development was very timely as a large portfolio of high-yield government bonds that were received at the time of privatisation in lieu of bad loans, expired over the past years, including 2006. This put constant pressure on net interest income, but was in the end successfully compensated by strong customer loan business. This process has now run its course and hence any further loan growth should feed through to the bottom line.

Savings deposits with a twist back in fashion. A sustained rise in interest rates in 2006 and a worse than expected performance of most widely held investment funds due to the previously prevalent downward trend in rates returned the attention of customers to deposit products. As a result and after several years of stagnation deposit growth recovered into the double-digits in 2006. However, success in a very competitive market required innovation. To meet demand Slovenská sporiteľňa developed structured deposit products, with a guaranteed minimum performance and possible upside depending on the development of the underlying assets. In 2006 EUR 200 million worth of structured deposits were sold, translating into a market share of well above 30%.

Local and international awards. On top of a strong operating performance, Slovenská sporiteľňa once again won several awards in 2006 – it was named "Bank of the Year" by Euromoney and Slovak business weekly Trend.

Euro preparations launched. Slovakia is set to adopt the common European currency by 2009. This creates both a challenge and a unique opportunity for Slovenská sporiteľňa, which the bank plans to address by being the first in the market to be fully compatible and prepared for the Euro. In addition to adapting the systems to the new currency, the bank decided to completely re-design its front and back office systems and processes in line with the target system usedwithin the group. These measures should pave the way for future business growth and improved client service.

Financial review

in EUR million	2006	2005
Pre-tax profit	134.3	103.1
Net profit after minorities	107.7	89.1
Operating result	158.1	127.4
Cost/income ratio	53.9%	56.8%
ROE based on net profit	44.8%	50.3%

Net profit after minority interests jumped 20.9% from EUR 89.1 million to EUR 107.7 million.

Net interest income increased by 21.4% or EUR 42.2 million to EUR 197.3 million. The announced repayment of high-interest loans was more than compensated by a much greater than expected expansion in customer business and higher income from at-equity measured investments. Furthermore, the successful growth policy and the related provision of funds led to an increase in risk provisions from EUR 11.1 million to EUR 16.5 million.

The fact that net commission income remained practically unchanged from the previous year (EUR 82.8 million compared to EUR 82.5 million in 2005) was partly the result of the reclassification of fees into net interest income and one-off effects in the previous year. Adjusted for these changes, the result was moderate growth in net commission income of approximately 5%. Positive results from interest rate derivatives as well as increased foreign exchange earnings were decisive in increasing the trading result, which improved by EUR 6.0 million from EUR 14.9 million to EUR 20.9 million (+40.6%).

General administrative expenses increased by EUR 17.8 million from EUR 167.3 million to EUR 185.0 million (+10.6% or, currency-adjusted, +6.5%), the result of increased staff expenditure as well as growth in the area of IT and rental expenditure. Other result improved significantly by EUR 5.9 million, from EUR -13.2 million to EUR -7.3 million, primarily due to lower expenditure for statutory deposit insurance in 2006. Both the operating result (+24.1%) and net profit after minority interests (+20.9%) increased markedly despite a significantly higher tax rate.

The higher allocation of group capital due to the strong increase in lending volumes, however, led to a drop in the return on equity from 50.3% to 44.8%. The cost/income ratio improved significantly from 56.8% to 53.9%.

OUTLOOK 2007

Slovenská sporiteľňa as well as the overall banking market are expected to benefit from the continued economic expansion in 2007. Maintenance of the overall leadership position and reaching the top spot in SME banking are therefore realistic goals for the current year. In financial terms the bank targets net profit growth of at least 15%, a return on equity of above 20% and a cost/income ratio of below 54% in 2007. All targets related to local, consolidated results.

HUNGARY

Business profile. The Hungary segment includes the operations of Erste Bank Hungary and its subsidiaries. Following the successful merger with and integration of Postabank in 2003 and 2004, Erste Bank Hungary has become one of the decisive players in the Hungarian banking market. It has grown into the second largest retail bank with a market share of over 10% and the fifth biggest in respect of its balance sheet total; it also holds strong positions in the area of fund management and leasing. Erste Bank Hungary serves nearly 900 thousand private customers in its nationwide network of 182 branches. Importantly, it is also among the leaders in terms of efficiency and profitability and was awarded the title of "Best Financial Institution of the Country" in 2005 by leading Hungarian business magazine Figyelő.

ECONOMIC REVIEW

The key development of 2006 was the sudden, but unsurprising realisation that economic policy, mostly in terms of fiscal policy has so far failed to address the key issues, ie the excessive budget and current account deficits. Following the general elections in spring and the re-election of the incumbent government, fiscal policy was swiftly adjusted through the introduction of austerity measures. These were mostly geared towards raising more revenue for the budget through a series of tax hikes: corporate income tax was raised from 16% to 20% as of September, personal income tax and value added tax all rose as of September 2006. While the special banking tax of 8% stayed in place until the end of 2006, it was reduced to 5% on interest income from state subsidised mortgage loans at the start of 2007. All in all these measures are expected to lead to muted disposable income growth, if at all, and hence dent domestic demand in 2007 and 2008.

Despite these turbulences the economy performed well in 2006. Real GDP growth equalled an estimated 4% while GDP/capita reached a new high of EUR 8,900, helped by exceptionally strong exports, which also led to an narrowing of the trade deficit. Naturally, government consumption also contributed to growth. Unemployment edged up slightly from 7.3% to 7.4%, on the back of the deteriorating economic outlook.

Key economic indicators – Hungary

	2003	2004	2005	2006e
Population (ave, million)	10.1	10.1	10.1	10.1
GDP (nominal, EUR billion)	74.7	82.3	88.8	89.2
GDP/capita (EUR thousand)	7.4	8.1	8.8	8.9
Real GDP growth	4.1%	4.9%	4.2%	4.0%
Domestic demand contribution	6.5%	4.2%	0.6%	1.7%
Exports (share of GDP)	60.7%	63.6%	66.4%	76.5%
Imports (share of GDP)	64.6%	66.7%	67.8%	77.1%
Unemployment (Eurostat definition)	5.9%	6.1%	7.3%	7.4%
Consumer price inflation (ave)	4.7%	6.8%	3.5%	4.0%
Interest rate (1m interbank offer rate)	8.4%	11.5%	7.2%	6.9%
EUR FX rate (ave)	253.6	251.7	248.1	264.3
EUR FX rate (eop)	262.5	246.0	252.9	251.8
Current account balance (share of GDP)	-7.9%	-8.4%	-6.8%	-7.3%
General government balance (share of GDP)	-6.3%	-5.3%	-6.5%	-10.1%

Source: Eurostat, Hungarian National Bank.

2006 was also a volatile year for the local currency and short-term interest rates – although much less so than commonly perceived. In the first half of the year the Forint came increasing pressure as the market worried about the ballooning current account and budget deficits. Following concerted action by both the government, which announced the austerity package, and the central bank, which gradually raised its reference refinancing rate, the currency moved back to where it started the year, while the reference rate of the National Bank ended the year 2%-points higher than 2005, at 8%. 2006 was proof of the historic fact that interest rate risk is higher compared to currency risk, a fact that also explains the strong demand for foreign exchange loans. The major point of worry, the budget deficit closed the year at record high of above 10% of GDP, while the much maligned current account deficit remained solidly negative, but in line with both the historic track record and levels seen in other fast growing CEE countries.

MARKET REVIEW

Hungary has benefited from a sound banking sector, sustained market-oriented reforms and large-scale foreign direct investments since the beginning of transition. Accordingly, banking maturity benchmarks took a much more linear development than either in the Czech Republic or Slovakia. Asset/GDP reached a level of 105% in 2006, up strongly on 69% in 2002. Loan penetration followed a similar trend, rising from 42% in 2002 to 59% in 2006. Over the same period housing loan penetration more than doubled from 4.5% to 11.6%, and accordingly was the major driver of loan growth. Deposit penetration also advanced, even though to a lesser degree, reflecting the increased uptake of more sophisticated investment products, such as funds and life insurance policies.

As for Erste Bank Hungary, it successfully increased its total asset market share from 7.1% in 2005 to 7.3% 2006. It ranked second by branch numbers and clients. The slight decline in retail deposit market share has to be viewed against the strong increase in fund management market share, which grew from 10.2% at the end of 2005 to 13.6% at the end of the past year. Market shares in retail lending also developed positively, especially in housing finance where Erste Bank Hungary's share improved to 11.5% from 9.1% a year ago thanks to newly introduced and attractive products and the expanded branch netwok. In addition, agents continued to play an important role.

Financial intermediation – Hungary
in % of GDP


125
100
75
50
25
0
69
42
40
82
48
42
105
59
48
2002
2003
2006e
Total assets
Customer loans
Customer deposits

Source: Hungarian National Bank, Eurostat.

Market shares – Hungary
in %


15
12
9
6
3
0
6.5
8.0
7.1
7.1
9.1
6.2
7.3
10.6
6.0
2004
2005
2006e
Total assets
Retail loans
Retail deposits

Source: Erste Bank Hungary, Hungarian National Bank.

The dominance of foreign exchange loans remained a feature of the Hungarian banking market in 2006. The vast majority of retail loans were disbursed in Swiss Franks in the past year. The risks associated with foreign exchange lending were limited by prudent loan-to-value ratios, especially in the case of mortgages and a central bank that had currency stability firmly in its sights.

BUSINESS REVIEW

Strategy. The main strategic goal of Erste Bank Hungary – in line with overall group strategy of eventually achieving at least 15% -20% retail market share in all its markets – is the expansion of its market position in the Hungarian market. Based on its strategic objective spanning 3 to 5 years, the bank aims to increase its market share in respect of retail services to 20% and to 10%–15% in the market of micro and small enterprises. One means by which the bank plans to achieve this is by further deepening its relationship with the Hungarian Post Office: in return for using their outlets as a secondary distribution network, Erste Bank Hungary supplies them with modern banking products ranging from current accounts to bank cards and investment funds.

Highlights 2006

Mortgages drive loan growth. In 2006 the loan growth story continued unabated. Most importantly, Erste Bank Hungary outgrew the market in most of the segments and has comfortably maintained its No. 2 position in housing finance. The bank's overall loan book grew to EUR 5.1 billion, or 22% versus 2005, while retail loans advanced even faster by 42% to EUR 2.1 billion and mortgage loans eclipsed even the latter, powering ahead by 45% to a sizable EUR 1.8 billion. Due to the relatively high level of nominal interest rates in Hungary FX loans in general and FX mortgages in particular – mostly denominated in Euro or Swiss Franks – continued to be the product of choice for most customers.

Postal cooperation yields tangible success. The main attraction of the collaboration with the Hungarian Post Office is access to an additional distribution channel without the fixed costs traditionally associated operating such channels. The Post Office benefits from an extended and modern product portfolio of simple banking products, and additional revenue streams. After launching the partnership in 2004, 2006 was the first year that yielded tangible success: the number of bank accounts surpassed the 100 thousand mark for the first time, while investment fund volume sold through the postal network nearly doubled to EUR 100 million. Loan and particularly personal loan volumes enjoyed similarly positive growth – the former reached a total of EUR 20 million in 2006. Last but not least, the number of on-line post offices reached 320 in the past year.

Progress in SME business. Erste Bank Hungary considers the SME business as one of the key growth opportunities in the Hungarian market. The target customer base numbers 22,300 enterprises with a turnover of between EUR 0.8 million and EUR 80 million. In 2006 Erste Bank Hungary made solid progress both in terms of customers growth and market share improvement: a total of 621 new accounts were added, translating into a account share 13.7% compared to 12.3% in 2005, while asset market share rose from 14.3% to 15.4% and liability market share grew from 8.9% to 14.2%.

Strong positions in leasing maintained. Despite a declining new car market and increased competition, Erste Bank Hungary maintained its No. 3 position in the car leasing market in 2006. This development was supported by a widening product portfolio covering financing for leisure products, financing between private individuals and loans with integrated insurance policies; the successfully operating agent network and seamless back-office processes also contributed to this success. In motorcycle financing new strategic partnerships with major motorcycle importers for Honda, Kawasaki and Yamaha were key to maintaining Erste Bank Hungary's leadership position in this segment. In the area of used cars, Erste Bank Hungary established a relationship with AAA-Auto, a subsidiary of the biggest used car dealer in CEE, in order to strengthen Erste Bank Hungary's presence in this market.

Financial review

in EUR million	2006	2005
Pre-tax profit	111.8	98.9
Net profit after minorities	85.2	78.1
Operating result	168.0	132.6
Cost/income ratio	55.2%	58.4%
ROE based on net profit	31.0%	40.4%

Erste Bank Hungary's result in 2006 was very positive. Net profit before tax and minority interests rose by EUR 13 million from EUR 98.9 million to EUR 111.8 million. Net profit after minority interests increased by EUR 7.1 million from EUR 78.1 million to EUR 85.2 million, although the tax increases effective 1 September 2006 for combating the budget deficit had the expected negative effect. The cost/income ratio improved significantly from 58.4% to 55.2%, while return on equity sank from 40.4% to 31% as a result of the higher capital allocation, which in turn was induced by the strong increase in lending volumes.

Net interest income increased by EUR 32.2 million from EUR 219 million to EUR 251.2 million, or 14.7%, primarily as a result of growth in the area of customer lending. The increase in risk provisions from EUR 17.1 million to EUR 34.2 million was on the one hand was due to first-time consolidation effects, which noticeably reduced this figure in 2005, and on the other to strong growth in customer lending.

Net commission income increased by EUR 23.6 million, or 36.4%, from EUR 64.8 million to EUR 88.4 million, with the positive trend in lending fees and payment transaction commissions contributing decisively to this increase. General administrative expenses rose by EUR 21.1 million or 11.4%, from EUR 185.8 million to EUR 206.9 million, primarily due to higher expenses for staff and marketing in connection with the expansion of the branch network. Other result decreased by EUR 5.4 million from EUR -16.7 million to EUR -22 million compared to the same period last year.

The increase in the tax position from EUR -20.6 million to EUR -26.3 million is the result of the statutory increase in corporation tax from 16% to 20% from September 2006. As in 2005, the dedicated tax for credit institutions and leasing companies of 8% was included in this item.

OUTLOOK 2007

By common consensus 2007 is expected to bring an economic and banking market slowdown for Hungary. Despite the more challenging conditions Erste Bank Hungary is confident to achieve net profit growth in the order of 15%, a return on equity of above 20% and a cost/income ratio of less than 54%. This will be achieved through a mix of tight cost control, a slower network expansion and a further leveraging the successful cooperation with the Hungarian Post Office. In addition the bank will continue to offer FX loans due to the more attractive repayment charateristics for clients and well manageable risk for the bank.

CROATIA

Business profile. The Croatia segment includes the operation of Erste Bank Croatia (EBC) and its subsidiaries. EBC is one of the largest and fastest-growing banking institutions in Croatia. Its client base numbers more than 630 thousand and is serviced through a nationwide network of 112 branches and 1,736 employees. EBC commands double-digit market shares in most segments and is particularly successful in the areas of retail and small and medium enterprise banking. In addition to a comprehensive portfolio of banking services, EBC is highly successful in distributing a wide array of para-banking products in the areas of asset management, life insurance, securities brokerage, leasing and pension funds. In several of these segments, most notably asset management, securities trading and leasing, EBC occupies leading positions.

ECONOMIC REVIEW

In 2006 Erste Bank Croatia benefited from continued stable growth of the Croatian economy. GDP grew by an estimated 4.6% in 2006, while GDP/capita reached a level of some EUR 7,600. Strong domestic demand in the form of private consumption and public investments was the major growth driver. Exports did not contribute significantly to overall growth, but still played an important role through the generation of substantial tourism revenues. The unemployment rate improved materially to an estimated 11.7% in 2006, down from 12.6% in the previous year.

Annual inflation remained relatively stable at 3.2% in 2006. The Croatian National Bank remained commited to exchange rate stability, mainly through extensive monetary policy interventions. As a result the Croatian currency, the Kuna, remained unchanged against the Euro. In addition the central bank continued its quest to curb foreign indebtedness, by further tightening reserve requirements on banks' foreign exchange liabilities.

On the fiscal side, the general government deficit improved to an estimated 3.0% of GDP in 2006, a solid improvement on the previous year. The current account deficit expanded from 6.3% to 7.0%, due to a slight year-on year deterioration of the trade balance, but was well covered by record foreign direct investments that were related to increased cross-border M&A as well as privatisation activity.

Key economic indicators – Croatia

	2003	2004	2005	2006e
Population (ave, million)	4.4	4.4	4.4	4.4
GDP (nominal, EUR billion)	26.2	28.4	30.9	33.7
GDP/capita (EUR thousand)	5.9	6.4	7.0	7.6
Real GDP growth	5.3%	3.8%	4.3%	4.5%
Domestic demand contribution	9.1%	3.5%	3.7%	5.0%
Exports (share of GDP)	45.8%	46.2%	45.9%	46.5%
Imports (share of GDP)	55.3%	54.2%	53.3%	54.1%
Unemployment (Eurostat definition)	14.3%	13.8%	12.6%	11.7%
Consumer price inflation (ave)	1.8%	2.1%	3.3%	3.4%
Interest rate (1m interbank offer rate)	5.3%	7.0%	6.0%	4.2%
EUR FX rate (ave)	7.6	7.5	7.4	7.3
EUR FX rate (eop)	7.6	7.7	7.4	7.4
Current account balance (share of GDP)	-7.4%	-5.3%	-6.3%	-7.0%
General government balance (share of GDP)	-4.5%	-5.0%	-4.2%	-3.0%

Source: Croatian National Bank, Eurostat.

MARKET REVIEW

The Croatian banking system ranks among the most developed CEE markets in terms of banking intermediation levels. Its continued growth was supported by a stable economic environment. The asset/GDP ratio stood at 122% in 2006, up strongly from 91% recorded in 2002. Growth of the sector was mainly driven by the asset side, in particular by household loans which rocketed from 24% of GDP to 39% over the same period. As was the case in Erste Bank's other central and east European markets, growth within household loans was fuelled by strong demand for residential mortgages: the housing loan/GDP ratio leapt from 5% in 2002 to 15% in 2006. On the liability side the deposit-to-GDP ratio rose from 59% in 2002 to 68% in 2006; growth in penetration was particulary strong in 2006 as banks turned to local funding sources in the wake of high reserve requirements on foreign exchange liabilities.

As in Hungary and in contrast to the Czech Republic and Slovakia loan growth was driven by increased foreign exchange lending. The central bank reacted by again increasing the marginal reserve requirement on foreign exchange liabilities of commercial banks in February 2006. Despite the more challenging market environment, EBC managed to outperform market growth in most categories in 2006. In the key retail deposit segment the bank was particularly successful and expanded its share from 10.3% in 2005 to 11.3% in 2006.

Financial intermediation – Croatia in % of GDP



125
100
75
50
25
0
91
54
59
106
61
60
122
77
68
2002
2004
2006e
Total assets
Customer loans
Customer deposits

Source: Croatian National Bank, Eurostat.

Market shares – Croatia
in %


14
12
10
8
6
4
2
0
11.3
10.0
9.5
11.9
11.7
10.3
11.8
12.0
11.3
2004
2005
2006
Total assets
Retail loans
Retail deposits

Source: Croatian National Bank, Erste Bank Croatia.

BUSINESS REVIEW

Strategy. Erste Bank Croatia aims to firmly position itself as a premier provider of financial services in Croatia, both in terms of customer base and product as well as service quality. To achieve this it primarily targets the mass and mass affluent segments through a state-of-the-art branch network and alternative distribution channels. Continuing development of the product portfolio and distribution capabilities, as well as a pro-active and personalised approach to customers, are at the core of the bank's efforts of delivering superior value to its clients.

Highlights 2006

Focus on domestic funding boosts client numbers. In 2006 Erste Bank Croatia focused on the diversification of its funding sources especially against the backdrop of the restrictive monetary policy adopted by the Croatian National Bank. In response the bank developed a number of innovative savings products that were well received especially by new clients. One of the favourites was a newly introduced short-term savings product with a maturity of up to 12 months and flexible deposit and withdrawal features even before the maturity date. As a result the total number of retail clients rose by more than 30 thousand in 2006.

First mover in retail products. In 2006 Erste Bank Croatia introduced a personal loan product that is a mix between a traditional capital redemption and an interest only loan: clients do only repay interest and part of the capital, and at the end of the term have the option to either repay the outstanding capital in full or cover it by a new loan. This innovation was well received by clients, as indeed was a similar housing loan product that was introduced in 2005.

Continued network optimisation. Quality before quantity remained at the heart of EBC's branch network restructuring. While overall branch numbers declined from 122 a year ago to 112, new branches were opened in key locations, such as in the capital Zagreb and in the large coastal cities of Split and Zadar. The new branches comply with high business standards and service quality offered in all other branches thanks to permanent education and training of employees. At the same time branches in smaller towns and villages were closed down.

Innovations in corporate banking. Following market trends and client needs, the bank identified several opportunities for developing its corporate banking activities and establishing a new type of a bank-client partnership. At the beginning of 2006 EBC established the EU Office charged with development of new banking products tailored to the needs of clients applying for subsidies from EU financed programmes. The Office also functions as an information point, providing clients with information on the available programmes and consultants. In addition, having identified real estate and tourism sectors as areas of high development potential, EBC launched a series of innovative training activities for both clients and staff. The idea behind the effort was to provide them with comprehensive information necessary for development of a successful and competitive business. EBC thus confirms its image as a business partner, strengthens relationships with the existing clients and creates a fertile ground for expanding the client base.

Financial review

in EUR million	2006	2005
Pre-tax profit	64.1	54.3
Net profit after minorities	32.9	26.8
Operating result	76.1	70.3
Cost/income ratio	52.6%	51.7%
ROE based on net profit	24.1%	28.5%

Overall Erste Bank Croatia increased its net profit after minority interests by EUR 6.0 million (22.5%), from EUR 26.8 million to EUR 32.9 million. The operating result grew from EUR 70.3 million to EUR 76.1 million. Net profit before taxes increased by EUR 9.8 million (+18.0%) from EUR 54.3 million to EUR 64.1 million. Return on equity fell slightly in relation to the previous year from 28.5% to 24.1%. The cost/income ratio rose from 51.7% to 52.6%.

Net interest income in 2006 grew by EUR 9.2 million (+9.0%) compared to 2005, from EUR 101.9 million to EUR 111.1 million, despite the restrictive measures imposed by the Croatian National Bank in relation to foreign currency loans.

Risk provisions sank by EUR 2.1 million or 14.4% from EUR 14.4 million to EUR 12.3 million, in particular as a result of a general improvement in the loan portfolio as well as the effects of the Basel II measures and recoveries on already provided for loans. Commission income grew by EUR 6.4 million (+27.6%) from EUR 23.3 million to EUR 29.7 million, thanks to the trend in monetary transactions, lending operations and securities business. The net trading result remained practically unchanged from last year at EUR 19.8 million despite the drop in bond prices at the beginning of 2006.

Furthermore, the volume of securities transactions was reduced due to the restrictive measures imposed by the Croatian National Bank, with a corresponding increase in the loan portfolio. Erste Bank Croatia's policy of continued expansion meant that general administrative expenses increased by EUR 9.2 million (+12.3%) from EUR 75.3 million to EUR 84.5 million. The increase was driven by costs involved in optimising the branch network and associated employment of additional staff.

OUTLOOK 2007

In 2007 the operating environment will continue to be challenging for Erste Bank Croatia. A point in case is the central bank's latest measure to restrict credit growth: a growth cap of 12% on banks' liabilities, including off-balance sheet products. In case of higher growth, 50% of the excess funds have to be invested in treasury bills. Nonetheless EBC plans to move on with its branch optimisation programme, strengthening its presence primarily in Croatia's biggest cities as well as in new regions with a view to get closer to existing and new customers throughout the country. In financial terms Erste Bank Croatia targets net profit growth of 15% in 2007; the cost/income is expected to fall to below 51%, while return on equity should also reach 15%. All targets relate to local consolidated figures.

SERBIA

Business profile. Erste Bank Serbia has some 260 thousand clients and a network of 60 branches. Catering to the needs of a broad retail and mid-market corporate client base, the bank is particularly well represented in the north of Serbia. Vojvodina, its traditional home market is one of the most developed regions in the country. Erste Bank Serbia offers a wide range of financial products and is among the leading banks in the country in alternative distribution channels, with over 10% market share in electronic payments.

ECONOMIC REVIEW

As in 2005 the operating environment was more volatile in Serbia than in Erste Bank's more developed markets. GDP advanced at a healthy, albeit slightly lower rate of 5%, while GDP/capita reached a level EUR 2,900. Growth was driven by strong domestic demand, especially in the form of private consumption. Public consumption remained muted, in an effort to dampen inflation and curb foreign indebtedness. Serbia's ongoing transformation process continued to be reflected in a relatively high unemployment rate, which stood at an average 21%.

2006 also saw a revival of the disinflation trend thanks to lower than expected administrative price rises and a tighter monetary policy stance of the central bank. The former was facilitated by declining energy prices in the second half of the year. The latter held interest rates at high levels thereby supporting the real appreciation of the

Key economic indicators – Serbia

	2003	2004	2005	2006e
Population (ave, million)	7.5	7.5	7.5	7.5
GDP (nominal, EUR billion)	16.8	18.0	19.4	21.7
GDP/capita (EUR thousand)	2.2	2.4	2.6	2.9
Real GDP growth	2.4%	9.3%	6.8%	5.0%
Domestic demand contribution	na	na	na	na
Exports (share of GDP)	20.9%	23.1%	25.7%	27.7%
Imports (share of GDP)	42.4%	51.9%	48.8%	53.9%
Unemployment (Eurostat definition)	14.6%	18.5%	20.8%	22.0%
Consumer price inflation (ave)	9.9%	11.4%	16.2%	12.0%
Interest rate (1m interbank offer rate)*	na	na	20.2%	15.3%
EUR FX rate (ave)	65.2	72.6	82.7	86.8
EUR FX rate (eop)	68.5	78.9	85.5	85.3
Current account balance (share of GDP)	-7.7%	-12.6%	-9.5%	-13.0%
General government balance (share of GDP)	-3.4%	0.0%	0.9%	2.7%

Source: Vienna Institute for International Economic Studies, EBRD.
*) Data for 2006 is as of year-end.

currency. The central bank also employed a cocktail of measures to stem credit growth, amongst others high reserve requirements foreign exchange liabilities of banks as well as rigid risk rating standards and additional capital requirements for retail lending.

While the trade balance remained heavily in the red as a result of strong domestic demand and was responsible for a persistent, double digit current account deficit, the general government balance moved further into positive territory: the budget surplus reached an estimated 2.7% in 2006, up from a flattish 0.9% in the previous year. Foreign direct investments accelerated further in 2006, following good privatisation progress, especially in the banking and mobile telephony sectors.

MARKET REVIEW

Despite the strict monetary policy regime the Serbian banking sector advanced on a steep growth path in 2006. This was mainly driven by the continuing boom in imports and financed largely by the expansion of private sector credit. As in many other markets retail loans grew fastest and surpassed 10% of GDP for the first time. Mortgage loans also rose relentlessly, but still amounted to only 3% of GDP.

Financial intermediation – Serbia in % of GDP


75
60
45
30
15
0
34
20
19
39
22
24
62
30
35
2002
2004
2006e
Total assets
Customer loans
Customer deposits

Source: National Bank of Serbia.

The development of the banking sector was also aided by strong privatisation activity. Following a period of falling penetration ratios, during which the central bank revoked the licenses of some of the largest banking groups in the country, Serbia is now firmly on track of catching up with its central and east European peers. Assets/GDP reached a level of an estimated 62% at the end of 2006, strongly up from 39% two years ago. In a similar fashion loan penetration rose by nearly 50% over the same period. Deposits/GDP increased at a similar pace.

BUSINESS REVIEW

Strategy. Erste Bank Serbia's main objective is to rapidly increase market share in the key segments of retail clients and small and medium enterprises. To achieve this, the bank is developing a modern nation-wide distribution network. Continuous investments are also made into personnel and product development. The bank aims to be recognised for the quality and efficiency of its services and position itself as a long-term partner of Serbia's growing middle class.

Highlights 2006

Successful completion of transformation programme. In a comprehensive transformation programme, Erste Bank Serbia completely revamped its structure and operations. Among others, a new client-oriented organisational set-up and a new performance-oriented remuneration system were introduced, the employee structure was improved through a wide-reaching voluntary redundancy plan and the bank's product offering and branch network were extended significantly – 13 new branches opened in 2006. Furthermore, the bank carried out a thorough restructuring of its loan portfolio, reclassifiying all placements in accordance with group standards and building sufficient provisioning levels.

Migration to a new IT system. In parallel with the reorganisation process, Erste Bank Serbia also migrated to a new, centralised IT system, which is based on the system and infrastructure of Erste Bank Croatia. The introduction of the new IT system will improve the bank's efficiency and product capability, and enables it to share its IT costs with Erste Bank Croatia. Over 12,600 mandays were spent on IT-, sales- and product-related staff training.

Advances in retail and multi-channel banking. Despite its intensive transformation efforts, Erste Bank Serbia succeeded in significantly growing its retail operations. The volume of retail loans tripled to reach some EUR 50 million, and 20 thousand new clients were added in 2006. The bank also issued over 50 thousand new payment cards, strengthening its market presence in this segment as well as in electronic payments, where it holds over 10% market share.

Financial review

in EUR million	2006	2005
Pre-tax profit	(21.3)	(7.9)
Net profit after minorities	(21.2)	(7.5)
Operating result	(17.7)	(4.1)
Cost/income ratio	n.n.	n.n.
ROE based on net profit	n.n.	n.n.

As the 2005 result only covers the August-December period, a sound comparison between 2006 and 2005 is impossible. For this reason, the following remarks relate only to developments in 2006.

Net profit after minority interests showed a loss of EUR -21.2 million, largely due to additional costs relating to the transformation process. The costs of the voluntary redundancy plan amounted to EUR 5.1 million, while the costs for the IT system migration and consultancy were EUR 1.9 million. Travel and training costs connected to the transformation stood at EUR 1.0 million. The provisions required by IFRS 19 also influenced costs for the first time.

The rise in risk provisions was partly related to conservative provisioning. Loans and advances to customers increased by 14.6% compared to 2005, while customer deposits rose by 58.3%. Net commission income reflected the positive trend in lending business and payment transactions, with the number of transactions increasing and the introduction of higher account service charges.

OUTLOOK 2007

Business growth is the first priority for Erste Bank Serbia in 2007. This will be achieved through continuous network expansion and penetration of the client base. Both in retail and corporate banking, outstanding customer loans are set to double and strong growth is also targeted in fees, following the introduction of a number of new products and functionalities. Having achieved a basic coverage in most of the market in 2006, Erste Bank Serbia will continue to grow its branch network in 2007, with some 5 to 7 new branch openings in larger cities and the greater Belgrade area. Through expansion of the geographic presence, as well as product penetration among its client base, Erste Bank Serbia aims to create a sustainable basis for accelerated growth over the next years.

INTERNATIONAL BUSINESS

Business profile. The International Business segment covers commercial lending to foreign banks, leasing companies and sovereign debtors, excluding treasury-related interbank business, of Erste Bank's branches in London, New York and Hong Kong as well as of Erste Bank Vienna and Erste Bank Malta.

Erste Bank's London Branch, with some 40 employees, is a wholesale banking operation focusing on the European market, including Central and Eastern Europe, with a range of activities extending from leveraged and acquisition finance, asset backed securities, structured trade and commercial property to aircraft finance.

The New York Branch with it's team of 30 employees engages in corporate, project as well as in trade finance, mainly through the acquisition of debt securities, bonds and structured obligations resulting from mergers and acquisitions, leveraged buyouts, refinancing or recapitalisation activity on the corporate side.

The Hong Kong Branch is Erste Bank's sole Asia Pacific point of representation. It employs some 20 staff and concentrates on building up a diversified credit portfolio and engaging in proprietary trading activities in the FX and money markets.

The Vienna Profit Centre concentrates on lending to financial institutions and sovereign debtors – 96% of Vienna's loan book in this segment relates to these customer groups.

BUSINESS REVIEW

Strategy. The activities of International Business are intended to balance out the loan books of the home market and to achieve the greatest possible group-wide diversification of the credit portfolio as well as corresponding credit risk. The strategic focus remains the participation in primary credit syndications as well as asset generation from the secondary market. The aim is to balance out the continuing margin pressure by an increase in bilateral business combined with a greater concentration on arranging wholesale transactions. When extending loans, particular attention is paid to the relevant risk-return relationship and the overall credit quality of the loan book. The primary goals remain maintaining steady income streams as far as possible and a return on equity that is above the group average, thereby creating shareholder value.

Highlights 2006

New York Branch with new commercial paper programme. The highlight of 2006 was the establishment of a commercial paper programme through a newly opened subsidiary in Delaware; the maximum issue volume is currently USD 3 billion. The treasury department of the branch again worked on the broadening of refinancing sources and stands to benefit from the upgrade of Erste Bank's Standard & Poor's rating. The lending department focused increasingly on assets with several potential sources of repayment.

London Branch profits from positive market environment. In 2006 the branch took full advantage of the strong increase of leveraged finance markets in Europe. Acquisition finance in CEE, where the branch plays a key role, has expanded further. The total volume of new leveraged finance loans has been historically high although the portfolio has not increased due to significant prepayments. Aircraft business has offered very profitable financing opportunities as aircraft values and the leasing rates have increased significantly.

Hong Kong Branch treasury acquires new sources of liquidity for the group. The acquisition of new sources of liquidity continued to be among the focal points in Asia in 2006. Loan volume exceeded last year's level significantly, primarily as a result of increased lending to financial institutions and sovereign debtors. The investment grade portion of the loan portfolio remained very high at 83%.

Vienna Profit Centre continues its success. In spite of sizeable redemptions, the Vienna Profit Centre has grown its commitments by EUR 3.0 billion, or 33%, to a total exposure of EUR 12.5 billion. At the same time credit quality remained stable, with the share of investment grade assets increasing to almost 90% from 86% in 2005. In the face of expected further margin pressure, an increase in volumes, while at the same time meeting the strict quality criteria, will be required to maintain the performance in 2007.

Financial review

in EUR million	2006	2005
Pre-tax profit	160.0	155.3
Net profit after minorities	118.2	110.8
Operating result	147.8	143.1
Cost/income ratio	18.9%	20.0%
ROE based on net profit	23.5%	26.0%

The International Business segment exceeded last year's solid result. Net profit after minority interests rose by EUR 7.5 million, from EUR 110.8 million to EUR 118.2 million. The cost/income ratio improved from 20% to 18.9% and return on equity fell from 26% to 23.5%.

Despite narrowing of credit margins in the wholesale business, net interest income remained at last year's level with EUR 149 million, mainly as a result of the expansion of lending volumes in Vienna. Due to the very good risk position in the foreign branches as well as in Vienna risk provisions were again released, albeit no longer at last year's high level. Net commission income posted a very satisfactory increase of 13.2% from EUR 29.4 million to EUR 33.3 million. Sound cost management led to a significant fall of EUR 1.5 million or 4.2% in general administrative expenses from EUR 35.8 million to EUR 34.3 million. Other result advanced sharply by EUR 8.1 million from EUR 2.0 million to EUR 10.1 million partially as a result of loan recoveries but also due to valuation gains in the securities portfolio.

OUTLOOK 2007

In 2007, the International Business segment will continue to implement a conservative credit policy in order to continue to achieve an income stream that is as stable as possible and not affected by increasing risk provisions. Close attention will be paid to the selection of transactions, particularly in light of ongoing high liquidity and the tendency of some parts of the financial sector to water down their credit terms. In order to overcome the expected pressure on margins, alternative investment opportunities will be examined to a greater extent.

CORPORATE CENTER

Business profile. The Corporate Center segment encompasses those banking activities that do not qualify for direct allocation to business lines, including non-banking subsidiaries, e-business and subsidiaries that provide marketing, organisation, information technology and other support services. The Corporate Center segment also includes intragroup profit and loss eliminations and onetime effects, which make line-item and period-to-period comparisons of the results of this segment not meaningful. By reporting the onetime effects of business disposals and expenses for group-wide projects in the Corporate Center segment, we seek to improve the period-to-period comparability of the results of our core business segments.

BUSINESS REVIEW

Effective marketing. In 2006, marketing activities in Austria continued to cover a wide spectrum: there were briefings on Basel II for SMEs; start-ups and founders and new businesses were given the opportunity to benefit from advice and enter our business plan competition: another key theme was inheritance. This was well received, not only by the group of over-sixties, which continues to play a growing role in the light of demographic changes. They were defined as a target group in 2006 and tailor-made packages of products aimed at this market were developed. The leading position in the professional clients market was developed further by continued close and successful collaboration with professional associations.

In Serbia, the "Vesely family" advertising concept, already run successfully in Hungary and Slovakia, was again applied, leading to further synergies and repeat of the concept's success. Another marketing highlight of 2006 was the active participation in the design and implementation of the BCR transformation programme. The decision on re-branding BCR will be the first real outcome of this strategy. In Hungary, 2006 saw the continued strengthening of the sales alliance between Erste Bank Hungary and Magyar Posta's financial services activities. An advertising concept developed specially for this distribution channel led to a significant increase in product sales compared to the previous year.

The Croatian subsidiaries introduced a wholly new marketing concept to the market in 2006. With Erste Bank Croatia as lead partner, the campaign successfully integrated all the subsidiaries such as leasing and insurance, with Erste Bank Croatia presenting itself as a group for the first time. The strategic focus in Slovakia was on the youth segment: after having successfully targeted students, schoolchildren were next in line in 2006. The First Choice programme was begun in the Czech Republic. The programme goes beyond marketing activities and is aimed at bringing a qualitative shift in business culture which will benefit customers and personnel.

Diverse information technology activities. A number of projects were implemented in 2006 both at group level and locally in the home market. Particular highlights were Erste Bank Serbia's successful IT transformation on time and on budget, structural and internal preparations for the rapid integration of BCR and Erste Bank Ukraine; at BCR the IT transformation programme for IT administration, software development, remote infrastructure management and operations has already started.

In addition substantial cost savings were achieved in 2006. These resulted mainly from the group-wide harmonisation of end-user infrastructure (desktops, notebooks), pooling of purchasing in collaboration with Group Procurement, creation of a common service company (sDIS) for Erste Bank and the savings bank sector in Austria as well as comprehensive organisational changes in infrastructure management at Česká Spořitelna and Slovenská Sporitel'ňa.

Realignment of procurement activities. 2005 was dominated by the centralisation of procurement in s Proserv GmbH. The transformation programme began in mid-2006 with the aim of strengthening the procurement network and concentrating on value-creating activities. This was achieved organisationally by setting up subsidiaries focused exclusively on procurement in all home market countries. On the process side, procurement procedures such as ordering and debitor/creditor accounting were outsourced.

Operational successes were achieved during the transformation activities, such as the extension of group-wide purchasing across all product groups. Projects such as decentralised computing, all-in-one devices, mobile telephony, office equipment, safety equipment, company car procurement and travel management (hotels and airlines) were actively supported by Group Procurement, leading to significant savings in 2006.

Financial review

in EUR million	2006	2005
Pre-tax profit	(144.9)	(105.7)
Net profit after minorities	(95.6)	(105.4)
Operating result	(87.2)	(110.0)
Cost/income ratio	n.a.	n.a.
ROE based on net profit	n.a.	n.a.

In addition to other positions from Erste Bank, bank support operations and intragroup transactions, the Corporate Center segment also includes special items and onetime income entries which cannot be assigned to a business segment if comparability is to be maintained.

The trends for net commission income and general administrative expenses were largely determined by profit consolidation of bank support operations, as general administrative expenses rose in large part through capital expenditure for group-wide projects launched in 2004 and strategic group-level activities.

The improvement in the net interest income is due primarily to the investment income allocated to the segment from the capital increase completed at the end of January 2006 for the acquisition of Banca Comercială Română. The deterioration in other result (including – as reported last year – revenue from sale of office buildings) was also determined by a onetime item caused by security settlement case and the associated valuation requirements. Statutory linear depreciation of BCR client stock was also posted at EUR 18 million. The proceeds from the sale of a non-core equity interest of EUR 32 million is mainly offset by expenses from operational risks relating in part to the previous year and other provisions.

Credit Risk

INTRODUCTION

Credit exposure represents the total of the following: balance sheet items loans and advances to credit institutions and loans and advances to customers, all fixed-income securities held to maturity, at fair value through profit or loss, available for sale or for trading, off-balance sheet credit risks in the form of guarantees and letters of credit, and the investment portfolio of insurance company s Versicherung.

Total credit exposure of Erste Bank Group as of December 31, 2006 was up by 16.4% or EUR 24.1 billion from one year earlier, to EUR 171.0 billion. Of this increase, EUR 10.6 billion represented Banca Comercială Română (BCR), consolidated into Erste Bank Group for the first time. Excluding BCR, the growth rate was 9.2%.

The rest of the expansion in total credit risk was distributed as follows: Erste Bank AG, mainly related to interbank business, accounted for EUR 1.9 billion; subsidiaries in the central and east European core markets, for EUR 7.3 billion, due to continued growth in the total credit portfolio, primarily with private individuals; and savings banks – the Haftungsverbund and Erste Bank's own savings banks – for EUR 2.3 billion, especially through growth in consumer and mortgage lending; the remaining increase of EUR 2.0 billion was spread across other companies of Erste Bank Group, such as s Versicherung, the leasing and residential mortgage subsidiaries and Erste Bank Malta.

The classification of credit assets into the risk classes used here is based on Erste Bank's internal rating of customers. Erste Bank Group employs internal rating systems that, for private individuals, have eight rating grades for customers not in default and one grade for customers in default; for all other clients, the internal rating systems have 13 rating grades for customers not in default and one rating grade for those in default. Credit exposure is divided into the following risk classes: low risk, management attention, substandard, and non-performing.

CREDIT RISK REVIEW

Overall trend

The increase in overall credit exposure occurred largely in the best risk class (low risk), and the increase in assets rated "management attention" resulted solely from the first-time consolidation of BCR. The decrease in substandard loans would have been even more pronounced without BCR, and the percentage increase in the non-performing (NPL) category was lower than the overall increase, thus reducing the NPL share of the total portfolio from 2.6% to 2.5%.

Credit exposure by risk class in 2006
in %



2.5
Non-performing
1.7
Substandard
10.5
Management attention
85.3
Low risk

Of Erste Bank Group's total credit exposure, 85.3% constituted the best risk class and 10.5% the management attention class; the combined proportion of the two poorer risk classes eased from 4.6% to 4.2%.

Trend in Austria and abroad

In this section, credit exposure is broken down by the home country of the debtor; the distribution among Erste Bank Group entities is discernable from the composition of credit risk by reporting segments, shown in a subsequent section.

Credit exposure by risk class/Total

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2006	145,916	17,928	2,882	4,247	170,974
Share of total exposure	85.3%	10.5%	1.7%	2.5%	100.0%
Risk provisions at 31 Dec 2006	106	218	388	2,491	3,203
Covered by risk provisions	0.1%	1.2%	13.5%	58.6%	1.9%
Total exposure at 31 Dec 2005	125,296	14,751	2,973	3,833	146,853
Share of total exposure	85.3%	10.0%	2.0%	2.6%	100.0%
Risk provisions at 31 Dec 2005	106	152	514	2,115	2,886
Covered by risk provisions	0.1%	1.0%	17.3%	55.2%	2.0%
Change in total exposure in 2006	20,620	3,177	(91)	414	24,120
Change	16.5%	21.5%	-3.1%	10.8%	16.4%
Change in risk provisions in 2006	0	66	(126)	376	317
Change	0.2%	43.6%	-24.4%	17.8%	11.0%

Credit exposure by risk class/Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2006	56,004	8,555	1,679	3,002	69,240
Share of total exposure	80.9%	12.4%	2.4%	4.3%	100.0%
Risk provisions at 31 Dec 2006	31	100	271	1,604	2,007
Covered by risk provisions	0.1%	1.2%	16.1%	53.4%	2.9%
Total exposure at 31 Dec 2005	51,651	10,672	2,305	2,932	67,559
Share of total exposure	76.5%	15.8%	3.4%	4.3%	100.0%
Risk provisions at 31 Dec 2005	21	38	372	1,560	1,992
Covered by risk provisions	0.0%	0.4%	16.2%	53.2%	2.9%
Change in total exposure in 2006	4,353	(2,117)	(625)	71	1,681
Change	8.4%	-19.8%	-27.1%	2.4%	2.5%
Change in risk provisions in 2006	10	62	(101)	44	15
Change	47.3%	163.3%	-27.2%	2.8%	0.8%

In Austria, total credit exposure rose by EUR 1.7 billion or 2.5% compared to the end of the previous year, driven mainly by growth in retail and SME lending at the Haftungsverbund savings banks.

The low risk category expanded by EUR 4.4 billion or 8.4%, while the management attention class decreased by just under EUR 2.1 billion or 19.8%, substandard assets fell by approximately EUR 625 million or 27.6%, and the NPL balance registered only a slight increase.

Credit exposure by risk class/Outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Total exposure at 31 Dec 2006	89,913	9,374	1,203	1,244	101,734
Share of total exposure	88.4%	9.2%	1.2%	1.2%	100.0%
Risk provisions at 31 Dec 2006	74	118	117	886	1,196
Covered by risk provisions	0.1%	1.3%	9.7%	71.2%	1.2%
Total exposure at 31 Dec 2005	73,645	4,080	668	901	79,295
Share of total exposure	92.9%	5.1%	0.8%	1.1%	100.0%
Risk provisions at 31 Dec 2005	84	114	42	555	894
Covered by risk provisions	0.1%	2.8%	21.2%	61.5%	1.1%
Change in total exposure in 2006	16,267	5,294	535	343	22,439
Change	22.1%	129.8%	80.0%	38.1%	28.3%
Change in risk provisions in 2006	(10)	4	(25)	332	301
Change	-11.7%	3.5%	-17.3%	59.8%	33.7%

Credit exposure outside Austria grew by nearly EUR 22.4 billion or 28.3%. Almost half of this increase represented BCR, with other significant contributions coming from the lending growth in Central and Eastern Europe and the interbank business of Erste Bank AG. The increase abroad too occurred principally in the best risk class, which was up EUR 16.2 billion or 22.1%.

CREDIT RISK BY SECTOR

As in the year before, the sectors with the highest credit exposure were banks and insurance companies, households and the public administration; collectively these accounted for almost two-thirds of total exposure. The next most important sectors were real estate and business services, manufacturing, and trade; the shares of the latter two sectors went up significantly as a result of the inclusion of BCR.

Except for construction, the shares of the other industries were less than 2.5%. The sector mix thus remained balanced, with an appropriate degree of risk diversification. While the sector distribution is portrayed at group level, it is also representative of most individual companies in Erste Bank Group. The group is very much a retail bank, with a largely uniform risk structure. Any deviations from this pattern are found mainly at entities with specialised products, such as s Bausparkasse, s Wohnbaubank and Immorent.

Credit risk by sector in 2006
in %


9.1
Others (under 2.5 %)
2.8
Construction
5.8
Trade
6.7
Manufacturing
10.4
Real estate and other business activities
13.4
Public administration
31.0
Banking and insurance
20.8
Households

Credit risk by sector/Total

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	805	684	115	91	1,695
Mining	522	243	33	12	809
Manufacturing	7,908	2,408	458	609	11,383
Energy and water supply	1,655	277	53	16	2,000
Construction	3,302	973	197	325	4,798
Trade	6,248	2,700	535	499	9,982
Tourism	1,601	1,144	304	396	3,446
Transport and communication	2,210	783	244	195	3,431
Banking and insurance	51,423	1,432	41	36	52,932
Real estate and other business services	13,417	3,334	356	593	17,701
Public administration	22,286	563	29	9	22,886
Healthcare and social services	947	223	34	50	1,254
Other services	1,348	489	106	119	2,062
Households	31,327	2,565	375	1,284	35,552
Other	917	109	2	14	1,043
Total	**145,916**	**17,928**	**2,882**	**4,247**	**170,974**

Credit risk by sector/Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	424	294	46	56	821
Mining	79	58	25	5	168
Manufacturing	3,342	734	182	351	4,608
Energy and water supply	663	120	4	14	801
Construction	2,375	598	137	273	3,383
Trade	3,042	1,203	301	369	4,915
Tourism	914	875	268	322	2,380
Transport and communication	1,068	283	130	116	1,597
Banking and insurance	12,644	245	10	26	12,925
Real estate and other business services	7,295	2,462	280	506	10,543
Public administration	5,191	73	6	7	5,277
Healthcare and social services	718	187	26	38	969
Other services	800	379	70	83	1,332
Households	17,425	1,020	193	836	19,475
Other	23	24	1	0	47
Total	**56,004**	**8,555**	**1,679**	**3,002**	**69,240**

Credit risk by sector/Outside Austria

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Agriculture and forestry	380	391	69	35	874
Mining	443	185	8	6	642
Manufacturing	4,566	1,675	276	258	6,775
Energy and water supply	992	157	48	2	1,199
Construction	927	375	61	52	1,415
Trade	3,207	1,497	234	130	5,067
Tourism	687	269	36	74	1,066
Transport and communication	1,141	500	114	79	1,834
Banking and insurance	38,779	1,187	30	10	40,007
Real estate and other business services	6,122	872	77	87	7,158
Public administration	17,095	489	23	2	17,609
Healthcare and social services	229	36	7	12	284
Other services	548	110	36	36	730
Households	13,902	1,544	182	448	16,077
Other	894	86	2	14	996
Total	**89,913**	**9,374**	**1,203**	**1,244**	**101,734**

The EUR 1.7 billion increase in the total credit portfolio in Austria resulted from a EUR 2.0 billion increase in the real estate and business services sector and with households, while the combined exposure in all other sectors exhibited a decline.

Outside Austria, most of the EUR 22.4 billion increase in credit exposure occurred with households, banks, insurers, manufacturers, real estate and trade as well as the public sector, whose combined credit volume grew by EUR 19.9 billion. The significant growth of EUR 6.6 billion or 70% in credit extended to households was attributable almost entirely to the consumer lending increase in Central Europe, notably driven by the addition of BCR and gains at Česká spořitelna and Erste Bank Hungary.

In the year under review the foreign portion of credit exposure rose from 54% to 59.5%. This trend too was strongly influenced by BCR; excluding this new subsidiary, the foreign component would have risen only to just under 57%. However, both the already described sectoral breakdown of this increase and its regional distribution presented below show that the growth did not significantly change Erste Bank Group's credit risk profile.

CREDIT RISK BY REGION

The overall increase of EUR 24.1 billion in credit exposure broke down as follows: EUR 1.7 billion or 7% of it occurred in Austria; EUR 17.2 billion or 71% in the central and east European core market (including EUR 10.6 billion or 42% added through BCR); EUR 3.0 billion or 12% in the rest of the European Union; and EUR 1.2 billion or 5% in other industrialised countries.

The volume expansion in Central and Eastern Europe resulted from the organic growth of the banking subsidiaries. In the other EU countries, the increase mainly represented higher interbank investments.

In the following table, credit exposure is broken down by the home country of the debtor; the distribution among Erste Bank Group entities is discernable from the composition of credit risk in terms of reporting segments.

Credit risk by region in 2006
in %


3.0
Emerging markets
6.1
Other industrialised countries
16.5
Other EU
33.9
Core market
Central Europe
40.5
Core market
Austria

The countries of Erste Bank Group's core market and the European Union accounted for 91% of credit exposure.

Volume in the emerging markets increased by a total of EUR 1.0 billion, but remained of relatively little significance at a share of 3.0%.

Credit risk by region

in EUR million	Low risk	Management attention	Substandard	Non-performing	Total exposure
Core market	104,573	15,901	2,791	4,024	127,289
Austria	56,004	8,555	1,679	3,002	69,240
Croatia	4,940	654	122	139	5,855
Romania	5,199	4,428	523	260	10,411
Serbia	379	70	3	33	486
Slovakia	7,356	722	178	148	8,403
Slovenia	1,487	119	66	77	1,749
Czech Republic	21,280	507	124	217	22,128
Hungary	7,928	847	96	147	9,017
Other EU	26,981	982	56	179	28,197
Other industrialised countries	10,108	270	25	35	10,438
Emerging markets	4,255	775	10	10	5,049
Southeastern Europe / CIS	1,169	330	0	6	1,505
Asia	1,606	113	1	1	1,720
Latin America	583	62	9	2	655
Middle East / Africa	897	271	0	1	1,169
Total	**145,916**	**17,928**	**2,882**	**4,247**	**170,974**

CREDIT RISK BY SEGMENTS

This section describes the composition of credit exposure based on reporting segments. Exposure is allocated based on the domicile of the Group entities that carry the credit risk on their books.

The differences in provisioning levels for the segments resulted from the risk situation in the respective markets, regulatory requirements and the local legal environment.

Credit risk by segment

in EUR Mio	Low risk	Management attention	Substandard	Non-performing	Total exposure	Non-performing loans	Total risk provisions	NPL Coverage in %
Austria	81,200	10,119	1,875	3,370	96,564	3,370	2,166	64.3%
Central and Eastern Europe	44,597	7,092	981	861	53,532	861	967	112.3%
International Business	19,701	716	27	16	20,460	16	69	439.5%
Corporate Center	417	1	0	0	418	0	1	-
Total	**145,916**	**17,928**	**2,882**	**4,247**	**170,974**	**4,247**	**3,203**	**75.4%**

NON-PERFORMING ASSETS AND RISK PROVISIONS

Credit assets are classified and reported as non-performing (NPL) if one or more of the default criteria set out by Basel II are met: full repayment unlikely, interest or principal payments more than 90 days past due, restructuring resulting in a loss to the lender, realisation of a loan loss, or opening of bankruptcy proceedings. The NPL balances presented here constitute gross amounts, meaning that collateral has not been deducted.

On average in the Group, risk provisions covered 75.4% of reported NPL assets. As NPL include secured outstandings, this level can be considered sufficient, especially when taking into account the actual loss experience given default. When adopting the Basel II definition in 2002, Erste Bank chose a conservative approach by also including in the category those loans and advances on which interest and principal payments are still being made.

In 2006, NPL increased by EUR 414 million or 10.8% to EUR 4,247 million. A modest increase in Austria and a strong rise in Central and Eastern Europe that partly represented BCR were offset by a significant decrease in the International Business segment. Meanwhile, risk provisions for NPL were increased somewhat more strongly by EUR 317 million or 11.0% to EUR 3,203 million; while the balance was virtually unchanged in Austria, there was a vigorous increase in CEE and a contraction in International Business. This resulted in a net increase of 0.1 percentage point in NPL provision coverage.

CREDIT RISK SEGMENT REPORT

SEGMENT AUSTRIA

Savings Banks

In 2006 the credit exposure of the Haftungsverbund savings banks increased by EUR 2.0 billion or 6.1% to EUR 35.1 billion. With growth slower than in the Central and Eastern Europe segment, the share in the group's total credit volume decreased to 20.5%. The amount of NPLs increased by 7.4%, and their share of the total credit exposure of the Haftungsverbund savings banks remained constant at 4.9%, with provision coverage reduced to 74.1%.

The foreign component in credit exposure was almost unchanged at 13.2% and consisted primarily of assets in the rest of the EU and in the core market. No major changes occurred in the sector distribution, with the exception of exposure in the real estate industry, which, as a share of the total, increased by 1.8 percentage points to 17.0%. Once again, households and (residential) real estate represented the largest sectors. These two areas combined also accounted for more than three-quarters of the increase compared to the previous year.

Retail and Mortgage

Retail. Beginning 1 January 2006, statistically validated customer ratings were used. The rating is performed monthly, reviewing the risk grade assigned to the customer and automatically rating the client. The rating system proved to be stable, with only minor migration between risk classes. More than 92% of the exposure fell into the low risk category.

Total exposure rose by 4.14% from EUR 5.0 billion to EUR 5.2 billion, with the unsecured portion rising by only 0.24% and thus remaining broadly steady at EUR 2.4 billion.

Unlike the general Austrian trend, the number of bankruptcies among private individuals was flat, but as in Austria at large, the volume of credit exposure associated with such bankruptcies rose.

Mortgage. Despite a risk-sensitive lending strategy, credit exposure was successfully expanded without an increase in the stock of risk provisions, and the shares of substandard and NPL assets were lowered.

The housing loan portfolio of s Bausparkasse – very well secured by mortgages and broadly diversified in Austria – remained characterised by its traditional low default risk. The lending situation of s Wohnbaubank remained excellent and without defaults.

SME business. The business environment for the small and medium-sized enterprises among retail customers remained difficult, despite a trend towards lower bankruptcy rates. Companies' earnings and equity situation dictated lengthy periods of particular caution in extending credit, and continuous monitoring of existing credit lines.

Total SME credit volume and number of customers rose slightly in the course of the year. However, overall exposure declined by 4.3%, with unsecured exposure falling by 14.3%. The share of borrowers in the low risk class increased by 22% compared to the year before. This significant improvement in portfolio quality underscores the appropriateness of the strategy adopted.

In terms of credit risk, the business with self-employed customers remained positive. Thus, 90% of this customer group was classified as low risk. Outstandings were little changed from 2005, but in this customer segment too, unsecured exposure was reduced by 6.1%.

The proportion of foreign-currency financing grew slightly in the retail segments and was 51% for households. Just over 90% of foreign-currency exposure was categorised as low risk.

Large Corporates

The credit volume in Large Corporates followed a benign trend and the risk structure of the credit portfolio improved further. Exposure in the low risk class was increased while outstandings in all other risk classes were reduced.

The market segments with the strongest portfolio growth were banking, insurance and real estate; only the public sector exposure eased moderately as a result of the combined effect of ongoing repayments and budget restrictions.

Real estate and project financing. In 2006 the portfolio's volume decreased while its risk structure and the provisioning cover improved. Exposure in the low risk class rose while the balances in the other classes contracted. Portfolio quality was thus further enhanced, with the improvements in creditworthiness clearly predominating. There were sufficient provisions for credit risks. The unsecured portion of the exposure fell by 15% overall, with the largest decreases occurring with customers in the substandard and NPL categories.

For risk at Immorent, a net EUR 7.8 million was added to provisions in the year under review. The amounts of provisions remained broadly level with 2005.

NPLs were almost unchanged at slightly less than EUR 48 million and the collateral coverage ratio, consistent with the structure of the leasing portfolio, was more than 80%. The stock of risk provisions of EUR 37 million was therefore satisfactory. The exposure in the substandard class was brought down.

SEGMENT CENTRAL AND EASTERN EUROPE

Czech Republic

Total credit exposure in the Czech Republic rose by 18.0% in 2006 to EUR 23.4 billion. The credit portfolio in the narrow sense (excluding fixed-income securities), grew by only 5.5% to EUR 14.6 billion. While loans and advances to credit institutions and to the Czech Consolidation Agency (CKA) eased, loans and advances to customers grew strongly, with particular growth drivers being housing and other mortgage loans at Česká spořitelna and Stavební spořitelna ČS.

NPLs inched upward, but remained constant as a percentage of total credit exposure, at 0.9%. As a result of a merely small increase in risk provisions, the NPL coverage ratio decreased from 123% to 117%. Foreign-currency financing played no significant role in the Czech Republic; the foreign-currency portion of loans and advances to customers was a modest 5.1%, of which 4.5 percentage points was denominated in Euros.

Romania

The positive trend in the Romanian economy in 2006, with declining inflation, led to strong growth in credit demand and had a beneficial effect on credit default rates. The volume both of large corporate and retail lending expanded by more than 50%, with consumer credit nearly doubling. Demand was strongest for medium- and long-term financing, such as investment loans for businesses and mortgage loans for retail clients.

The vigorous growth in lending entailed a corresponding increase in NPLs; risk provisions were reinforced, partly in response to new local regulations, as certain forms of loan security no longer reduce the calculation base for regulatory provisioning.

The introduction of Erste Bank's standards in credit risk management – such as rating methods and the credit approval process – is fully under way; but even before this roll-out, the strict banking supervision requirements have been ensuring the appropriate classification of the credit portfolio.

Slovakia

The credit exposure of Slovenská sporiteľňa grew by 23.3% in 2006, from EUR 6.5 billion to EUR 8.0 billion. A key contribution to this growth came from retail lending, which in turn was fuelled mainly by demand for mortgage financing. Loans and advances to households thus increased by almost 38%, and the portion of the retail portfolio covered by security mounted from 47% to 53%.

NPL increased by 87% to EUR 143 million; risk provisions grew by 24% to EUR 126 million. Accordingly, the NPL coverage ratio was reduced from 134% to 88%, due partly to systematic changes in default prediction methods.

Hungary

At Erste Bank Hungary as well, 2006 was marked by strong growth of 24.6% in credit exposure from EUR 5.2 billion to EUR 6.5 billion. In the retail portfolio, growth was driven by mortgage lending, up 47%, with almost all of the increase being attributable to foreign currency loans.

In the corporate portfolio, which also includes public administration clients, the corporate share declined, but remained above 50%; stronger growth, albeit from a low base, was achieved in financing of municipalities, commercial real estate and trade. As the NPL balance grew only slightly and risk provisions were increased at a somewhat higher rate, the NPL coverage ratio rose from 93% to 96%.

Croatia

Much like in Erste Bank's other markets, in 2006 Erste Bank Croatia also registered a vigorous expansion in credit exposure, from EUR 3.9 billion to EUR 4.8 billion. The top growth drivers were the interbank and consumer portfolios. Nevertheless, commercial customers remained the largest portfolio segment, at 34%. The brisk growth was explained mostly by the good macroeconomic situation, while the extremely restrictive central bank policy forestalled even stronger growth. The central bank's approach was aimed primarily at reining in the refinancing of foreign currency loans, and at Erste Bank Croatia this policy did result in a significant reduction of this element in the total lending book from 77.9% to 69.5%.

The quality of the portfolio continued to improve. This manifested itself both in a steady NPL balance, a stable low risk component as a percentage of the total, and a disproportionately small increase in risk provisions. As a result, the NPL coverage ratio rose from 100.6% at the end of 2005 to 105.5% at the balance sheet date in 2006, while the NPL portion of credit exposure eased from 3.5% to 3.0%. All portfolio segments except for the public sector contributed to this decrease. Risk provisions as a share of portfolio volume decreased in similar measure, from 3.6% in 2005 to 3.1% last year.

Serbia

In 2006 Erste Bank Serbia achieved especially powerful growth of 71% in credit assets, to a new balance of EUR 254 million at year-end. The lion's share of the expansion occurred with the banking and insurance sector, thanks not least to the interim investment of the proceeds from the capital increase that was conducted towards the end of the year.

In the lending business proper, a striking increase of 174% was seen in loans and advances to households, while the combined balance for the other industries declined. NPL rose by EUR 12 million or 73% as a consequence of the implementation of systems and methods consistent with the standards of Erste Bank Group that led to the reclassification of legacy assets; the new business was free of significant defaults. Risk provisions decreased by EUR 19 million or 35% as a result mainly of the utilisation of provisions. The resulting NPL coverage of almost 122% at 31 December 2006 remained high.

INTERNATIONAL BUSINESS

Against the backdrop of a favourable interest rate environment and good macroeconomy, the portfolio experienced a gratifying risk trend. There was only a single new credit default and the NPL balance shrank from EUR 58 million to EUR 16 million. The reduction arose in part from the restructuring of non-performing loans, but also from write-offs of irrecoverable debts against risk provisions. This was one of the reasons for a decrease in risk provisions from EUR 116 million to EUR 69 million. However, the risk provisions remained higher than the total of defaulted and of substandard exposure. For 2007 a similar market environment is expected as last year, and no material change for the worse is therefore likely in the credit risk situation.

Consolidated Financial Statements

Consolidated Financial Statements 2006 (IFRS)

I. Consolidated Income Statement of Erste Bank for the year ended 31 December 2006

in EUR thousand	Notes	2006	restated*) 2005
Interest and similar income		7,089,295	5,784,237
Interest and similar expenses		(3,928,679)	(3,014,857)
Income from associates accounted for at equity		28,709	24,848
Net interest income	**1**	**3,189,325**	**2,794,228**
Risk provisions for loans and advances	2	(439,097)	(421,596)
Fee and commission income		1,805,098	1,545,213
Fee and commission expenses		(359,192)	(288,440)
Net fee and commission income	**3**	**1,445,906**	**1,256,773**
Net trading result	4	277,867	241,705
General administrative expenses	5	(2,945,330)	(2,669,976)
Income from insurance business	6	35,849	36,663
Other operating result	7	(144,043)	(73,207)
Result from financial assets - at fair value through profit or loss	8	(4,487)	11,420
Result from financial assets - available for sale	9	100,011	44,186
Result from financial assets - held to maturity	10	6,243	1,474
Pre-tax profit		**1,522,244**	**1,221,670**
Taxes on income	11	(339,843)	(301,713)
Net profit before minority interests		**1,182,401**	**919,957**
Minority interests		(250,155)	(203,244)
Net profit after minority interests	**12**	**932,246**	**716,713**

*) Restated to reflect the effects of retrospective application of the amended IAS 19, as well as changes in the presentation of individual items in preparation for the application of IFRS 7 effective for annual periods beginning on 1 January 2007. Detailed explanations are given in the Notes, section C. Accounting policies, c) Effects of applying amended and new IFRS/IAS.

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all granted subscription and conversion rights were exercised.

		2006	restated 2005
Net profit after minority interests	in EUR thousand	932,246	716,713
Average number of shares outstanding*)	number	300,272,502	240,145,648
Earnings per share	**in EUR**	**3.10**	**2.98**
Diluted earnings per share	in EUR	3.09	2.97
Dividend per share	in EUR	0.65	0.55

*) Including the shares held by members of the Haftungsverbund.

II. Consolidated Balance Sheet of Erste Bank at 31 December 2006

in EUR thousand	Notes	2006	restated*) 2005
ASSETS			
Cash and balances with central banks	13	7,377,868	2,728,439
Loans and advances to credit institutions	14	16,616,331	16,858,244
Loans and advances to customers	15	97,106,741	80,418,552
Risk provisions for loans and advances	16	(3,132,843)	(2,816,668)
Trading assets	17	6,188,401	5,426,142
Financial assets - at fair value through profit or loss	18	4,682,208	4,370,223
Financial assets - available for sale	19	14,926,945	14,537,142
Financial assets - held to maturity	20	16,699,666	15,121,943
Investments of insurance companies	21	7,329,156	7,066,080
Equity holdings in associates accounted for at equity	22	382,551	255,997
Intangible assets	23	6,092,150	1,910,901
Tangible assets	23	2,164,506	1,687,802
Tax assets	24	317,372	264,377
Other assets	23, 25	4,952,153	4,851,582
Total assets		**181,703,205**	**152,680,756**
LIABILITIES AND EQUITY			
Amounts owed to credit institutions	26	37,687,835	33,911,518
Amounts owed to customers	27	90,849,400	72,792,861
Debt securities in issue	28	21,813,518	21,291,373
Trading liabilities	29	1,200,106	1,303,762
Underwriting provisions	30	7,920,055	7,056,284
Other provisions	31	1,780,140	1,493,177
Tax liabilities	24	290,636	187,716
Other liabilities	32	4,047,332	3,975,085
Subordinated capital	33	5,209,976	4,289,826
Total equity	34	10,904,207	6,379,154
Shareholders' equity		7,979,073	4,065,137
Minority interests		2,925,134	2,314,017
Total liabilities and equity		**181,703,205**	**152,680,756**

*) Restated to reflect the effects of retrospective application of the amended IAS 19, as well as changes in the presentation of individual items in preparation for the application of IFRS 7 effective for annual periods beginning on 1 January 2007. Detailed explanations are given in the Notes, section C. Accounting policies, c) Effects of applying amended and new IFRS/IAS.

III. Consolidated Statement of Changes in Total Equity

A) CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2005 (RESTATED)

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings	Total Share-holders' equity	Minority interests	Total equity 2005
Equity at 31 December 2004	**483**	**1,429**	**1,512**	**3,424**	**2,529**	**5,953**
Restatement IAS 19	0	0	(59)	(59)	(12)	(71)
Equity at 1 January 2005 restated[1]	**483**	**1,429**	**1,453**	**3,365**	**2,517**	**5,882**
Currency translation	0	0	92	92	9	101
Changes in own shares	0	0	38	38	0	38
Purchase	0	0	(613)	(613)	0	(613)
Sale	0	0	634	634	0	634
Result	0	0	17	17	0	17
Dividends	0	0	(120)	(120)	(107)	(227)
Capital increases[2]	3	35	0	38	0	38
Net profit before minority interests	0	0	717	717	203	920
Income and expenses recognised directly in equity	0	0	(65)	(65)	(3)	(68)
Change in interest in subsidiaries	0	0	0	0	(305)	(305)
Equity at 31 December 2005	**486**	**1,464**	**2,115**	**4,065**	**2,314**	**6,379**
Cash flow hedge reserve at 31 December 2005	0	0	0	0	8	8
Available for sale reserve at 31 December 2005	0	0	145	145	261	406
Actuarial gains/losses from long-term employee provisions at 31 December 2005	0	0	(92)	(92)	(24)	(116)
Deferred tax reserve at 31 December 2005	0	0	(12)	(12)	(60)	(72)

1) Including deferred taxes.
2) Capital increase in connection with the Employee Share Ownership Plan (ESOP) and Management Share Option Plan (MSOP).

B) CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEAR ENDED 31 DECEMBER 2006

in EUR million	Subscribed capital	Additional paid-in capital	Retained earnings	Total Share-holders` equity	Minority interests	Total capital 2006
Equity at 31 December 2005	**486**	**1,464**	**2,115**	**4,065**	**2,314**	**6,379**
Currency translation	0	0	337	337	36	373
Changes in own shares	0	0	(187)	(187)	0	(187)
Purchase	0	0	(1,831)	(1,831)	0	(1,831)
Sale	0	0	1,612	1,612	0	1,612
Result	0	0	32	32	0	32
Dividends	0	0	(133)	(133)	(50)	(183)
Capital increases[1]	144	3,050	0	3,194	0	3,194
Net profit before minority interests	0	0	932	932	250	1,182
Income and expenses recognised directly in equity	0	0	(229)	(229)	(313)	(542)
Change in interest in subsidiaries	0	0	0	0	688	688
Equity at 31 December 2006	**630**	**4,514**	**2,835**	**7,979**	**2,925**	**10,904**
Cash flow hedge reserve at 31 December 2006	0	0	(14)	(14)	(17)	(31)
Available for sale reserve at 31 December 2006	0	0	5	5	(44)	(39)
Actuarial gains/losses from long-term employee provisions at 31 December 2005	0	0	(237)	(237)	(110)	(347)
Deferred tax reserve at 31 December 2006	0	0	57	57	44	101

1) Capital increases for the acquisition of shares of Banca Comercială Română (BCR) after deduction of the expenses incurred by the capital increase net of tax of about EUR 49.0 million as well as the capital increases in connection with the Employee Share Ownership Plan (ESOP) and Management Share Option Plan (MSOP).

Income and expenses recognised directly in equity

in EUR million	2006	restated 2005
Net profit before minority interests	**1,182**	**920**
Available for sale - reserve (including currency translation)	(445)	(23)
Cash flow hedge - reserve (including currency translation)	(39)	(47)
Actuarial gains and losses	(231)	(21)
Deferred taxes on items recognised directly in equity	173	23
Total gains and losses recognised directly in equity	**(542)**	**(68)**
Total	**640**	**852**
Shareholders' equity	703	652
Minority interests	(63)	200

Changes in number of shares (see Note 34)

in units	2006	2005
Shares outstanding at 1 January	**228,499,894**	**226,006,062**
Acquisition of own shares	(7,742,170)	(14,890,707)
Disposal of own shares	3,143,817	15,643,831
Capital increase for the acquisition of BCR	64,848,960	0
Capital increases in connection with share swap offer to BCR staff	6,287,236	0
Capital increases due to ESOP and MSOP	976,389	1,740,708
Shares outstanding at 31 December	**296,014,126**	**228,499,894**
Own shares *)	19,282,059	14,683,706
Number of shares at 31 December	**315,296,185**	**243,183,600**
Average number of shares outstanding	300,272,502	240,145,648

*) Including the shares held by members of the Haftungsverbund.

IV. Cash Flow Statement

in EUR million	2006	restated 2005
Net profit before minority interests	**1,182**	**920**
Non-cash adjustments for items in net profit before minority interests		
Depreciation, amortisation, revaluation of assets	355	355
Allocation to and release of provisions (including risk provisions)	580	512
Gains from the sale of assets	(74)	(52)
Other adjustments	(450)	(354)
Changes in assets and liabilities from operating activities after adjustment for non-cash components		
Loans and advances to credit institutions	820	(1,155)
Loans and advances to customers	(9,831)	(7,552)
Trading assets	(717)	(765)
Financial assets - at fair value through profit or loss	(958)	(518)
Financial assets - available for sale	340	(3,693)
Other assets from operating activities	(480)	908
Amounts owed to credit institutions	840	5,338
Amounts owed to customers	11,901	4,509
Debt securities in issue	(569)	1,688
Trading liabilities	(145)	238
Other liabilities from operating activities	703	17
Cash flow from operating activities	**3,497**	**396**
Proceeds of disposal		
Financial assets - held to maturity and associated companies	3,416	4,797
Fixed assets and investment properties	121	526
Acquisition of		
Financial assets - held to maturity and associated companies	(4,978)	(5,199)
Fixed assets and investment properties	(626)	(760)
Acquisition of subsidiaries (net of cash and cash equivalents acquired)	(944)	(188)
Cash flow from investing activities	**(3,011)**	**(824)**
Capital increases	3,195	38
Dividends paid	(133)	(120)
Other financing activities (mainly changes of subordinated capital)	920	477
Cash flow from financing activities	**3,982**	**395**
Cash and cash equivalents*) at beginning of period	**2,728**	**2,723**
Cash flow from operating activities	3,497	396
Cash flow from investing activities	(3,011)	(824)
Cash flow from financing activities	3,982	395
Effect of currency translation	182	38
Cash and cash equivalents*) at end of period	**7,378**	**2,728**
Cash flows related to taxes, interest and dividends	**2,859**	**2,490**
Payments for taxes on income	(330)	(304)
Interest and dividends received	7,118	5,809
Interest paid	(3,929)	(3,015)

*) Cash and cash equivalents are equal to cash and balances with central banks.

Cash flow for the acquisition of subsidiaries

in EUR million (Successive) share purchase	BCR 69,15%[1]	Erste Bank Novi Sad 4,41%	Total
Cash and cash equivalents	3,256		
Loans and advances to credit institutions	578		
Loans and advances to customers	6,907		
Risk provisions for loans and advances	(313)		
Customer relationships	797		
Brand	367		
Tangible assets	482		
Other assets	691		
Amounts owed to credit institutions	2,936		
Amounts owed to customers	6,155		
Debt securities in issue	1,091		
Other liabilities	545		
Total equity	2,037	-	-
Shares purchased	69.15%	4.41%	-
Erste Bank's stake of total equity	1,409	0	1,409
Goodwill			2,791
Purchase price			4,200
Cash and cash equivalents			(3,256)
Cash flow for acquisition of companies net of cash and cash equivalents acquired			**944**

1) Incl. purchases of shares from BCR staff.

V. Notes to the Consolidated Financial Statements of Erste Bank Group

A. GENERAL INFORMATION

Erste Bank der oesterreichischen Sparkassen AG is Austria's oldest savings bank and the largest wholly privately-owned Austrian credit institution listed on the Vienna stock exchange. Since October 2002 it is also quoted on the Prague stock exchange. Erste Bank's registered office is located at Graben 21, 1010 Vienna, Austria.

Erste Bank Group offers a complete range of banking and other financial services, such as saving, asset management (including investment funds), consumer credit and mortgage lending, investment banking, securities and derivatives trading, portfolio management, project finance, foreign trade finance, corporate finance, capital market and money market services, foreign exchange trading, leasing, factoring and insurance.

Unless otherwise indicated, all amounts are stated in millions of euros. The tables in this report may contain rounding differences.

B. ACQUISITIONS

On 21 December 2005 the share purchase agreement was signed for the acquisition by Erste Bank of 61.88% (490,399,321 shares) of Romania's Banca Comercială Română S.A. (BCR). Erste Bank acquired 36.88% of the bank's shares from the Romanian government, 12.5% plus one share from the European Bank for Reconstruction and Development (EBRD) and an equal interest of 12.5% plus one share from the International Finance Corporation (IFC). After its approval by the Romanian government, the acquisition of BCR was closed on 12 October 2006. BCR is included in the consolidated financial statements of Erste Bank with effect from that date.

As well, from 1 to 24 November, Erste Bank submitted a share purchase offer to BCR's employee shareholders to either buy their BCR shares or swap them for Erste Bank shares. Through this offer, Erste Bank acquired an additional 57,577,014 shares, or 7.27% of BCR. As of 31 December 2006, Erste Bank's total ownership interest in BCR was 69.15 % (547,976,335 shares).

The total purchase price for the acquisition of the BCR shares, including additional expenses of the transactions involved, was approximately EUR 4,196.1 million. This gave rise to goodwill (taking into account net asset value adjustments) of RON 9,828.9 million or EUR 2,787.6 million.

The net asset value adjustments pertain to risk provisions for loans and advances, intangible assets acquired in this business combination (namely the value of the customer relationships and the brand) as well as related deferred taxes (see the table below on the following page).

Both the customer relationships and the brand can be measured with sufficient accuracy and are thus recognised separately from goodwill. The customer relationships are divided into retail and corporate clients, with both values determined separately. The retail customer relationships, measured at RON 1,651.4 million or EUR 467.0 million, is amortised on a straight-line basis over its estimated useful life of twelve years. The corporate customer relationships, measured at RON 1,166.9 million or EUR 330.0 million, is amortised over ten years on a straight-line basis. For the brand an amount of RON 1,297.8 million or EUR 367.0 million was determined and an indefinite useful life assumed.

The contribution of BCR to Erste Bank's consolidated net profit after minority interests from the time of initial consolidation is EUR 27.4 million after taking account of customer relationships amortisation. Had BCR already been included in Erste Bank's consolidated financial statements from 1 January 2006, its contribution to net profit after minority interests after amortisation of customer relationships would have amounted to EUR 115.8 million.

The identifiable assets acquired and liabilities assumed, measured at fair value, had the following composition from the time of initial consolidation:

in EUR million	Carrying amount	Fair value adjustment	Fair value
Cash and balances with central banks	3,256.4		3,256.4
Loans and advances to credit institutions	578.1		578.1
Loans and advances to customers	6,906.7		6,906.7
Risk provisions for loans and advances	(197.3)	(116.0)	(313.3)
Customer relationships	0.0	797.0	797.0
Brand	0.0	367.0	367.0
Tangible assets	482.4		482.4
Other assets	672.3	18.6	690.9
ASSETS	**11,698.6**		**12,765.2**
Amounts owed to credit institutions	2,936.3		2,936.3
Amounts owed to customers	6,155.2		6,155.2
Debt securities in issue	1,091.3		1,091.3
Other liabilities	359.2	186.3	545.5
Total equity	1,156.5	880.3	2,036.8
LIABILITIES AND EQUITY	**11,698.6**		**12,765.2**

Total goodwill is determined as follows:

in EUR million	2006
Purchase price incl. additional expenses	4,196.1
Shareholder's equity restated	(1,408.5)
Goodwill	**2,787.6**

On 3 May 2006 Erste Bank acquired a further 4.41% (17,740 shares) of Erste Bank a.d. Novi Sad. At 31 December 2006 Erste Bank thus held 99.99% of the subscribed capital of Erste Bank a.d. Novi Sad. The purchase price (including additional expenses) for the 4.41% stake totalled approximately EUR 4.0 million, which resulted in goodwill at the acquisition date of RSD 324.3 million or EUR 3.7 million.

Shareholdings in significant companies and their representation in the consolidated financial statements are detailed in Note 47.

C. ACCOUNTING POLICIES

The consolidated financial statements of Erste Bank for the 2006 financial year and the comparable data for 2005 were prepared in compliance with the applicable International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and with their interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), formerly Standing Interpretations Committee (SIC), thus satisfying the requirements of section 59a Austrian Banking Act and section 245a Austrian Commercial Code. The standards were applied in accordance with the corresponding regulations of the European Union.

The comparable data for 2005 was restated in respect of the accounting for pension and severance benefits to reflect the revised IAS 19, the application of which is mandatory as of 1 January 2006 but which was applied retrospectively. This means that the data for 2005 is presented as if the revised version of the standard had always been applied. A detailed explanation of how the data was restated is given in section c) Effects of applying amended and new IFRS/IAS.

a) BASIS OF CONSOLIDATION

All significant subsidiaries directly or indirectly controlled by Erste Bank AG are fully consolidated in the group financial statements, on the basis of these subsidiaries' annual accounts at and for the year ended 31 December 2006.

Erste Bank is a member of the Haftungsverbund agreement of the savings bank sector. The Haftungsverbund was established in

2001 and took effect on 1 January 2002. At the balance sheet date almost all of Austria's savings banks formed part of this system.

The provisions of the agreement governing the Haftungsverbund are implemented by a steering company (s Haftungs- und Kundenabsicherungs GmbH). Erste Bank AG directly always holds at least 51% of the subscribed capital of this steering company. Two of the four members of the steering company's management, including the CEO, who has the casting vote, are appointed by Erste Bank AG. The steering company is vested with the power to monitor the common risk policies of its members. As well, if a member encounters serious difficulties – this can be discerned from the specific indicator data that is continually generated – the steering company has the mandate to provide support measures and/or to intervene as required in the business management of the affected member savings bank. As Erste Bank AG owns the controlling interest in the steering company, it exercises control over the members of the Haftungsverbund. In accordance with IFRS, all Haftungsverbund members have therefore been fully consolidated since 1 January 2002.

Material investments in companies over which Erste Bank AG exercises a significant influence (associated companies, or "associates") are accounted for at equity (i.e. measured at equity). As a rule, a significant influence is given by an ownership interest of between 20% and 50%. Joint ventures are also included using the equity method (IAS 31.38). Entities accounted for by the equity method are recognised largely as measured in financial statements at and for the year ended 31 December 2006.

Subsidiaries whose overall effect on the group's financial position and results of operations is not material are not consolidated.

Other investments in companies are reported at fair value. If the fair value cannot be reliably determined, they are measured at cost. In the event of impairment, impairment losses are recognised.

Business combinations are accounted for using the purchase method by offsetting the acquisition cost against the parent company's share in identifiable assets and liabilities. The subsidiary's assets and liabilities are measured at their individual fair values at the acquisition date. The difference between acquisition costs and net assets at fair value has been recognised as goodwill since 1 January 1995. Any resulting goodwill is tested for imparement annually as required under IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets).

Minority interests are established on the basis of assets and liabilities at fair value.

Intercompany balances, intercompany income and expenses and intercompany profits and losses are eliminated if significant.

b) ACCOUNTING AND MEASUREMENT METHODS

Regular way (spot) purchases and sales of financial investments are reported on the trade date.

Currency translation

Assets and liabilities stated in foreign currencies and outstanding foreign currency spot transactions are translated at ECB reference rates; outstanding forward exchange contracts are translated at the forward rate at the balance sheet date.

In the currency translation of the financial statements of foreign branches and subsidiaries reporting in foreign currencies, the ECB reference rate of exchange at the balance sheet date is used for the balance sheet and the annual average rate is used for the income statement. Translation gains and losses as a result of the consolidation of foreign subsidiaries are offset against retained earnings.

Net interest income

Interest and similar income mainly includes interest income in the narrow sense on loans and advances to credit institutions and customers, on balances at central banks and on fixed-interest securities. Current income from shares and other variable-yield securities (especially dividends), income from other investments in companies and non-consolidated subsidiaries, income from investment properties and similar income calculated as interest are also reported under interest and similar income.

Interest and similar expenses mainly include interest paid on amounts owed to credit institutions and customers, on deposits of central banks and on debt securities in issue and subordinated capital (including hybrid capital). This item also includes interest-like expenses calculated in the same way as interest.

Interest income (like interest expenses) is accrued and recognised if it is deemed collectible.

Income from investments measured at equity is likewise included in net interest income. Impairment losses, appreciation and realised gains and losses on investments accounted for at equity are included under other operating result.

Risk provisions for loans and advances

This item includes allocations to and releases of individually assessed and collectively assessed (portfolio-level) risk provisions on loans and advances for both on-balance-sheet and off-balance-sheet transactions. Also reflected in this item are direct write-offs of loans and advances as well as recoveries on previously charged-off loans and advances.

Impairment losses for suspended interest are reported under net interest income, but not in risk provisions for loans and advances.

Amounts allocated to and released from other risk provisions that do not pertain to lending business are reported in other operating result.

Net commission income

Net commission income consists of income and expenses from services business, accrued to the reporting period. It includes income and expenses mainly from fees and commissions payable or receivable for payment services, securities brokerage and lending business, as well as from insurance business, mortgage brokerage and foreign exchange transactions.

Net trading result

Net trading result includes all results from securities, derivatives and currencies classified as held for trading. These include both realised gains and losses as well as unrealised gains and losses from measurement at fair value, interest and dividend income from trading portfolios, and financing costs for these portfolios.

General administrative expenses

General administrative expenses represent personnel and other administrative expenses as well as depreciation and amortisation, accrued to the reporting period. Not included are any amortisation of customer relationships and impairment of goodwill.

Personnel expenses include wages and salaries, bonuses, statutory and voluntary social security contributions, staff-related taxes and levies, and expenses for severance benefits (i.e. termination benefits) and pension payments (including amounts allocated to and released from provisions).

Other administrative expenses include IT expenses, expenses for office space, office operating expenses, advertising and marketing, the cost of legal and other consultants as well as sundry other administrative expenses.

Income from insurance business

Income from insurance business comprises all revenues and expenses of fully consolidated insurance companies, other than commission income from the sale of insurance products, which is included in net commission income.

Income includes primarily premiums earned net of ceded business, investment income from underwriting business and unrealised gains from capital investments.

Expenses include claims incurred, changes in underwriting provisions, expenses for bonuses to holders of with-profits policies, investment and interest expenses and all operating expenses of the insurance business.

Other operating result

Other operating result reflects all other income and expenses not attributable to Erste Bank Group's ordinary activities. This includes especially impairment losses or appreciation, as well as results on the sale of real estate and other tangible assets, amortisation and impairments of customer relationships, any impairment losses on goodwill, and impairment and appreciation of other intangible assets. In addition, other operating result also encompasses the following: expenses for other taxes and for deposit insurance contributions, income from the release of and expenses for allocations to other provisions, as well as impairment losses, appreciation and realised gains and losses from companies accounted for at equity.

Result from financial assets - at fair value through profit or loss
This item consists of results from fair value measurement and of realised gains and losses from securities, derivatives, investments in companies, and credit assets/liabilities assigned to the fair value portfolio (see Note: Financial assets - at fair value through profit or loss).

Result from financial assets – available for sale
The item includes – for available for sale securities and investments in companies – gains or losses on disposal as well as impairment losses and certain types of appreciation resulting from a change in the issuer's credit rating (see Note: Financial assets - available for sale).

Result from financial assets – held to maturity
Under this item gains and losses from securities classified as held to maturity (see Note: Financial assets - held to maturity) are disclosed. This includes especially impairment losses and appreciation, which are admissible up to the level of amortised cost.

Taxes on income
Taxes on income consist of current and deferred income.

Loans and advances
Loans and advances to credit institutions and customers are reported at amortised cost taking into account any direct write-offs of loans and advances.

The allowance for impairment of credit assets is disclosed as risk provisions for loans and advances on the face of the balance sheet.

Premiums and discounts are reported on an accrual basis under other assets or other liabilities.

Interest receivable is not recognised as revenue in the income statement if, regardless of any legal claims, it is highly unlikely to be collected.

Securities not quoted on an active market are also reported under loans and advances.

Risk provisions for loans and advances
The special risks inherent in the banking business are taken into account as required through an allowance for impairment of loans and advances (for lendings recognised on the balance sheet) and through provisions for off-balance-sheet transactions. Provisions for credit risks are allocated using the same measurement methods throughout the group and reflect any collateral present.

Risk provisions for loans and advances include individually assessed impairment losses for loans and advances for which objective evidence of impairment exists. In addition, risk provisions for loans and advances also include collectively assessed risk provisions for individually significant loans and advances on which impairment losses have been incurred but not detected as well as collectively assessed risk provisions for loans and advances that are not individually significant.

The total amount of risk provisions for loans and advances, inasmuch as it relates to on-balance-sheet assets, is reported on the face of the balance sheet under assets as a line item deduction below loans and advances to credit institutions and loans and advances to customers. The provisions for off-balance-sheet transactions (particularly warranties and guarantees as well as other credit commitments) are included in other provisions.

Trading assets
Securities, derivatives and other financial instruments held for trading are reported on the balance sheet at fair value as of the balance sheet date. Listed products are measured at quoted market prices. The fair values of non-listed products are measured using the net present value method or any other suitable valuation models.

Financial assets - at fair value through profit or loss
Securities which, under the group's internal guidelines, are not classified as held for trading but whose performance is evaluated on a fair value basis are reported in financial assets - at fair value through profit or loss; this treatment is referred to as the fair value option. These securities are measured at fair value, with changes in fair value recognised in profit or loss under the respective income statement item result from financial assets - at fair value through profit or loss.

Financial assets - available for sale
Securities classified as available for sale as well as investments in unconsolidated companies are grouped in the item financial assets - available for sale (AFS). Changes in fair value of AFS securities arising from measurement are recognised directly in equity until

the financial asset is derecognised. Impairment losses on AFS securities are recognised in profit or loss under result from financial assets - available for sale.

Financial assets - held to maturity

Assets held to maturity (HTM) represent securities held until maturity

Investments of insurance companies

Investments of insurance companies are reported as a separate main item. They include land and buildings, investments in non-consolidated subsidiaries and other companies, mortgage receivables, securities and prepayments on insurance contracts. Investments of insurance companies are measured in accordance with the standards applicable to the particular asset types concerned.

Investments in companies recognised at equity

This item represents investments in associates. In accordance with IAS 1.68, investments in companies accounted for by the equity method – known as investments in associates – are reported as a separate main item. Companies are accounted for at equity if the group exercises significant influence over them; this is generally deemed to be the case when Erste Bank has an ownership interest of 20% to 50%.

Intangible assets

Intangible assets consist of goodwill, customer relationships and brands acquired in a business combination, and software.

As required by IFRS 3 (in conjunction with IAS 36 and IAS 38), an annual impairment test is carried out for all cash-generating units (CGUs) to review the value of existing goodwill. A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use which are largely independent of the cash inflows from other assets or groups of assets. In Erste Bank Group, all business segments distinguished in the segment reporting in the financial statements are defined as CGUs. Where individual business segments include investments in companies, these investments are considered to be independent CGUs.

The impairment test is performed for all CGUs to which goodwill is allocated. It is assumed for all other CGUs that any impairment in assets is taken into account on the basis of individual asset valuations. The calculation of the expected cash flows is based on the normalised projected earnings of the CGU (or of the individual company in the case of investments in companies). As a rule, the basis for the normalised projected earnings is the reported pre-tax profit before minority interests in local currency before deduction of consolidation items and before CGU financing costs.

To determine future cash flows, the projected normalised IFRS-based pre-tax profit is translated into euros at the average exchange rates used in the forecast and discounted to present value at a pre-tax discount rate. The forecast period is usually three to five years, but may under exceptional circumstances be longer if warranted.

The discount rate usually used is the moving three-year average of the five-year swap rate (risk-free rate) in local currency, provided the forecast is also in local currency; otherwise, that of the forecast currency is applied. Additional risk premiums do not reflect risks for which future cash flows have already been adjusted. The discount rate used is pre-tax.

Based on the above parameters, the CGU's value in use is calculated in euros at each November. Where available, the CGU's fair value less costs to sell is determined based on recent transactions, market quotations, appraisals, etc. The higher of value in use and fair value less costs to sell is the recoverable amount.

The subsidiary's proportionate or full recoverable amount (calculated as outlined above) is compared, respectively, to the sum of proportionate or full equity in the subsidiary, and goodwill. If the proportionate or full recoverable amount is less than the proportionate or full equity plus goodwill, the difference is recognised as an impairment loss, in the following order. The impairment loss is allocated first to writing down the CGU's goodwill. Any remaining impairment loss reduces the carrying amount of the CGU's other assets, though not to an amount less than their fair value. There is no need to recognise an impairment loss if the proportionate or full recoverable amount of the CGU is higher than or equal to proportionate or full equity plus goodwill. Once recognised, an impairment loss for goodwill cannot be reversed in later periods.

Customer relationships and brands are recognised as assets separately from goodwill when they can be measured with sufficient reliability. Customer relationships are linear amortised over their expected useful life; brands' useful life is assumed to be indefinite. In the event of impairment, impairment losses are recognised.

Software produced internally is recognised as an asset if the future economic benefits associated with the software are likely to flow to the group and the cost can be reliably determined. Such software is amortised over the estimated useful life, which is generally deemed to be four to six years; the same range is assumed for acquired software.

In the event of impairment, impairment losses are recognised.

Tangible assets

Tangible assets – land and buildings, office furniture and equipment – are measured at cost, less depreciation (according to their estimated useful life) and any impairment losses.

	Useful life in years
Buildings	20–50
Office furniture and equipment	5–20
Computer hardware	4–5

Other assets

Other assets include primarily accrued interest and commission income, prepaid expenses, investment properties as defined by IAS 40, and positive fair values of derivatives in the banking book.

Investment properties are reported at amortised cost (less accumulated depreciation in the case of property leased out under an operating lease) using the cost model permitted by IAS 40. In the case of impairment, impairment losses are recognised as required. If the reasons which led to the impairment cease to apply, the previously recognised impairment loss is reversed to no more than the amortised cost. Additionally, investment properties under IAS 40.32B are measured at fair value.

Leases

The leasing agreements in force in Erste Bank Group almost exclusively represent finance leases, defined as leases in which all of the risks and rewards associated with the leased asset are transferred to the lessee. Pursuant to IAS 17, the lessor reports a receivable from the lessee amounting to the present value of the contractually agreed payments taking into account any residual value.

In the case of operating leases (defined as leases where the risks and rewards of ownership remain with the lessor), the leased asset is reported by the lessor in tangible assets and depreciated in accordance with the principles applicable to the assets involved.

Liabilities

Liabilities are stated at their redemption value or par value, except for those which are measured at fair value through profit or loss. Liabilities that meet the criteria for use of the fair value option are reported at their fair value. Zero coupon bonds and similar liabilities are reported at their present value.

Trading liabilities

The item represents derivative financial instruments with a negative fair value, delivery obligations from securities short sales, and other trading portfolio liabilities.

Other provisions

In compliance with IAS 19 (Employee Benefits), long-term employee provisions (obligations for pension, severance (i.e. termination) and jubilee benefits) are determined using the projected unit credit method (jubilee benefits refer to anniversary benefits). Pension provisions relate only to already retired employees; whereas pension obligations for current staff were already transferred to external pension funds in previous years.

Future obligations are determined based on actuarial expert opinions. The calculation takes into account not only those pensions and vested rights to future pension payments known at the balance sheet date, but also anticipated future rates of increase in salaries and pensions.

As of 31 December 2006 for all domestic subsidiaries, the most important actuarial assumptions used in the computation were adjusted as of year-end 2006. Thus, the actuarial calculation of pension, severance and jubilee benefit obligations is based on a discount rate (long-term capital market interest rate) of 4.5% per annum (previously: 5.5%). The statutory increase in pension benefits is assumed to be 2.0% per year (previously: 1.5%) and severance and jubilee benefit obligations are calculated based on an expected average annual increase of 3.3% in salaries (previously: 3.8%).

Long-term employee provisions (pension, severance and jubilee benefit obligations) were calculated in accordance with the Pagler & Pagler mortality tables titled "AVÖ 1999 P – Rechnungsgrundlagen für die Pensionsversicherung". In addition, from 31 December 2006 onwards, a flat safety margin of 5% of present value of the pension obligations was considered to cover the expected future adjustment of the mortality tables.

The expected retirement age for each employee was individually calculated on the basis of the changes set out in the Budget Implementation Act of 2003 (Austrian Federal Law Gazette Vol. I No. 71/2003) regarding the increase in the minimum retirement age. The currently applicable legislation on the gradual raising of the retirement age for men and women to 65 was complied with.

For the 2006 financial year the changes in actuarial assumptions resulted in an actuarial loss for pension, severance and jubilee benefit obligations. At 31 December 2006 the actuarial loss was EUR 191 million for pension obligations, EUR 20 million for severance benefit obligations and EUR 2 million for jubilee benefit obligations.

For the central European subsidiaries the discount rates used range from 4.5% to 7.4% depending on the country.

Beginning in the 2006 financial year, Erste Bank Group adopted to recognise actuarial gains or losses in respect of employee benefit provisions (defined contribution plans for post-employment benefits) outside profit or loss as allowed by IAS 19. Actuarial gains or losses in pension and severance benefit provisions are now recognised directly in equity for the period in which they occur (IAS 19.93A). Until and including 2005, Erste Bank Group used the corridor method for pension obligations and the method of immediate recognition of actuarial gains or losses in profit or loss for severance benefit obligations. From 2006 onwards, these two methods are no longer employed (see section c. below, Effects of applying amended and new IFRS/IAS). The data for the 2005 financial year was restated accordingly.

Actuarial gains or losses in provisions for jubilee benefits – for which the option of recognition outside of profit or loss is not allowed – continue to be recognised in profit or loss in the period during which they occur.

Other provisions are made for contingent liabilities to outside parties in the amount of the expected expense. Also included in other provisions are restructuring provisions as well as provisions for off-balance sheet transactions.

Underwriting provisions are presented as a separate main item.

Share-based payments

Erste Bank Group grants shares and share options to employees and managers as compensation for their services under employee share ownership and management share option plans. These share-based payments are recognised and measured in accordance with IFRS 2 (Share-based Payment). Shares and share options granted under the Employee Share Ownership Plan (ESOP) and the Management Share Option Plan (MSOP) of 2002 and 2005 (partially vested in 2006) are measured at fair value at the grant date. Any expense incurred in granting shares at a discounted price (the difference between issue price and fair value) under the ESOP is recognised immediately in profit or loss under personnel expenses. Any expense resulting from option grants under the MSOP is spread over the vesting period (the period between the grant date and first permitted exercise date) and recognised in personnel expenses.

Tax assets and liabilities

Assets and liabilities in respect of current and deferred taxes are reported in tax assets and tax liabilities.

Current tax assets and liabilities are recognised in the amounts in which the taxes are expected to be paid to or credited by the tax authorities concerned.

In measuring deferred taxes, the balance sheet liability method is used for temporary differences. Under this method the carrying amount of an asset or liability in the balance sheet is compared with its tax base of the respective group company. Differences between these amounts represent temporary differences for which deferred tax assets or deferred tax liabilities are recognised regardless of when such differences cease to exist. The deferred taxes for the individual group companies are measured at the local future tax rates that are expected to be applied. The deferred tax assets and deferred tax liabilities of any one company are netted only if the taxes in question are levied by the same tax authority.

Deferred tax assets for unused tax losses are recognised inasmuch as it is likely that these loss carryforwards will be used in the future by offsetting against taxable income to realise a tax benefit. Deferred taxes are not discounted.

c) EFFECTS OF APPLYING AMENDED AND NEW IFRS/IAS

In December 2004 the IASB adopted an amended version of IAS 19 (Employee Benefits). Under the amended Standard, beginning on 1 January 2006, actuarial gains and losses in pension and severance benefit provisions (defined contribution plans for post-employment benefits) may be recognised directly in equity, i.e. outside profit or loss (IAS 19.93A). Erste Bank Group is making use of this option. By contrast, according to the IAS definition, jubilee benefits do not fall under IAS 19.93A.

In the interest of comparability and transparency, the change in the reporting method for pension and severance benefit provisions led to a restatement of the comparative figures for Erste Bank Group. The recognition of actuarial gains and losses for pension and severance benefit provisions outside profit or loss was effected retrospectively to 1 January 2005. For pension obligations, the actuarial gains and losses previously not reflected that arose before 2005 were charged to equity as of 1 January 2005. As well, the 2005 financial year and the first three quarters of 2006 were restated by reporting directly in equity the actuarial gains and losses of severance obligations and (to the extent that the corridor, or band, was exceeded) of pension obligations.

As a result of applying the option offered by the revised IAS 19, total equity at 31 December 2005 after deferred taxes decreased by EUR 82 million (1 January 2005: EUR 72 million), with own shareholders' equity accounting for a decrease of EUR 64 million (1 January 2005: EUR 59 million) and minority interests accounting for a decrease of EUR 18 million (1 January 2005: EUR 13 million). Net profit after minority interests for 2005 increased by a total of EUR 5 million to a restated EUR 716.7 million.

In preparation for the first-time adoption of IFRS 7 (Financial Instruments: Disclosures), which must be applied from 1 January 2007, Erste Bank Group restated its balance sheet and income statement for the 2005 and 2006 financial years. These measures – which result especially in a more detailed presentation of the balance sheet and income statement while not having an effect on earnings – provide improved transparency and facilitate comparisons with periods beginning in or after 2007.

The change consists largely of the disclosure of the different categories of financial assets (in accordance with IAS 39) as individual main entries both in the balance sheet and the income statement. The presentation of the segment reporting was adjusted accordingly.

All changes described above as well as their effects were published by Erste Bank in a press release on 30 January 2007 that is available on Erste Bank's website.

D. NOTES TO THE CONSOLIDATED INCOME STATEMENT AND THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

1) Net interest income

in EUR million	2006	restated 2005
Interest income		
Lending and money market transactions with credit institutions	990.0	796.1
Lending and money market transactions with customers	4,247.7	3,311.3
Fixed-income securities	1,490.9	1,315.1
Other interest and similar income	85.3	81.3
Current income		
Shares and other variable-yield securities	184.5	187.8
Investments		
Non-consolidated subsidiaries	11.2	10.8
Other investments	10.1	11.2
Investment properties	69.6	70.6
Total interest and similar income	**7,089.3**	**5,784.2**
Interest expenses		
Amounts owed to credit institutions	(1,288.6)	(858.2)
Amounts owed to customers	(1,562.9)	(1,183.9)
Debt securities in issue	(787.7)	(721.9)
Subordinated capital	(282.2)	(249.1)
Other	(7.3)	(1.8)
Total interest and similar expenses	**(3,928.7)**	**(3,014.9)**
Income from associates accounted for at equity	**28.7**	**24.9**
Total	**3,189.3**	**2,794.2**

Net interest income includes the net interest income of EUR 194.4 million (2005: EUR 155.1 million) from finance leases.

2) Risk provisions for loans and advances

in EUR million	2006	restated 2005
Allocation to risk provisions for loans and advances	(1,070.5)	(979.3)
Release of risk provisions for loans and advances	636.0	576.6
Direct write-offs of loans and advances	(49.3)	(55.5)
Recoveries on written-off loans and advances	44.7	36.6
Total	**(439.1)**	**(421.6)**

3) Net fee and commission income

in EUR million	2006	restated 2005
Lending business	211.2	178.8
Payment transfers	551.0	485.7
Securities transactions	454.3	391.9
Investment fund transactions	212.8	182.5
Custodial fees	52.1	45.0
Brokerage	189.4	164.4
Insurance business	63.9	69.2
Building society brokerage	31.8	32.8
Foreign exchange transactions	38.6	38.2
Other	95.1	60.2
Total	**1,445.9**	**1,256.8**

4) Net trading result

in EUR million	2006	restated 2005
Securities and derivatives trading	104.1	96.6
Foreign exchange transactions	173.8	145.1
Total	**277.9**	**241.7**

5) General administrative expenses

in EUR million	2006	restated 2005
Personnel expenses	(1,750.5)	(1,576.5)
Other administrative expenses	(848.2)	(759.0)
Depreciation and amortisation	(346.6)	(334.5)
Total	**(2,945.3)**	**(2,670.0)**

Personnel expenses

in EUR million	2006	restated 2005
Wages and salaries	(1,288.1)	(1,164.1)
Compulsory social security contributions	(342.1)	(307.9)
Long-term employee provisions	(86.0)	(75.0)
Other personnel expenses	(34.3)	(29.5)
Total	**(1,750.5)**	**(1,576.5)**

Average number of employees during the financial year (weighted according to the level of employment)

	2006	restated 2005
Employed by Erste Bank Group	**40,032**	**36,643**
Domestic	14,796	14,740
Haftungsverbund savings banks	6,841	6,826
Abroad	25,236	21,903
Banca Comercială Română Group[1]	3,345	0
Česká spořitelna Group	10,809	11,406
Slovenská sporiteľňa Group	4,869	4,901
Erste Bank Hungary Group	2,819	2,501
Erste Bank Croatia Group	1,735	1,546
Erste Bank Serbia	885	861
Other subsidiaries and foreign branch offices	774	688

1) BCR is consolidated since October 2006, therefore the average number of employees for the fourth quarter 2006 is allocated for the whole business year (the average number of employees of BCR for the entire fiscal year amounts to 13.380).

In addition to the staff count given in the table, during the reporting period an average of 64 people (2005: 66) were employed in non-bank group companies (hotel and leisure segment).

At the end of 2006, loans and advances to members of the management board totalled EUR 603,000 (end of 2005: EUR 129,000). Loans to members of the supervisory board totalled EUR 400,000 (end of 2005: EUR 400,000). The applicable interest rates and other terms (maturity dates and collateral) are in line with typical market practice. In 2006 members of the management board made loan repayments totalling EUR 10,000 (2005: EUR 9,000) and no repayments were made by the members of the supervisory board (2005: EUR 1,973,000).

For the full year 2006 the then members of the management board received remuneration (including compensation in kind) in their capacity as management board members totalling EUR 11,219,000 (2005: EUR 10,883,000), which represented 0.6% of the total personnel expenses of Erste Bank Group. In the 2006 financial year, EUR 647,000 (2005: EUR 627,000) was paid to former members of the management board or their surviving dependants.

The breakdown of the remuneration of the members of the management board in 2006 was as follows:

in EUR thousand	Monetary compensation Salary	Monetary compensation Bonus	Other compensation*)	Total
Managing board member				
Andreas Treichl	1,245	1,357	366	2,968
Elisabeth Bleyleben-Koren	934	1,030	222	2,186
Reinhard Ortner	778	850	189	1,817
Franz Hochstrasser	778	875	188	1,841
Erwin Erasim	519	583	131	1,233
Bernhard Spalt since 1 Nov 2006	71	0	16	87
Christian Coreth until 31 Oct 2006	417	583	87	1,087

*) Other compensation represents mainly contributions to pension funds and non-cash compensation.

In 2006 the management board of Erste Bank AG did not receive board emoluments or other compensation from fully consolidated subsidiaries of Erste Bank. The compensation of the members of the management board depends on the individual's responsibilities, the achievement of corporate targets and the group's financial situation.

In 2006, in their capacity as supervisory board members, the then-members of the supervisory board of Erste Bank were paid EUR 517,000 (2005: 372,000). Members of the supervisory board received the following compensation for board positions in fully consolidated subsidiaries of Erste Bank: Heinz Kessler: EUR 19,137; Josef Kassler: EUR 275. No other transactions were entered into with members of the supervisory board. Companies related to members of the supervisory board invoiced the following amounts from other transactions: PWC Corporate Finance Beratung GmbH, a company of which Friedrich Rödler is the managing director, in 2006 invoiced Erste Bank EUR 648,000 (before VAT) for work done under a contract.

PWC PricewaterhouseCoopers Wirtschaftsprüfung und Steuerberatung GmbH, a company of which Friedrich Rödler is the managing director and in which he holds an ownership interest of 79.1%, in 2006 invoiced Erste Bank EUR 150,000 (before VAT) for work done under a contract. In both orders, subcontractor fees of more than 50% of the order amounts were passed through to non-related companies.

DORDA BRUGGER JORDIS Rechtsanwälte GmbH, a company in which Theresa Jordis is a partner, in 2006 invoiced Erste Bank EUR 360,000 for one order and EUR 167,041 for further legal services.

The following amounts of compensation were paid to the individual members of the supervisory board:

in EUR thousand	Supervisory Board compensation	Meeting fees	Total
Supervisory Board member			
Heinz Kessler	50	18	68
Georg Winckler	33	18	51
Theresa Jordis	38	17	55
Bettina Breiteneder	25	10	35
Elisabeth Gürtler	25	7	32
Jan Homan	25	6	31
Werner Hutschinski until 19 May 2006	25	4	29
Josef Kassler	25	5	30
Lars-Olof Ödlund	25	3	28
Wilhelm Rasinger	17	9	26
Friedrich Rödler	25	14	39
Hubert Singer	25	3	28
Gabriele Zuna-Kratky since 19 May 2006	0	3	3
Günter Benischek	0	7	7
Erika Hegmala	0	10	10
Ilse Fetik	0	3	3
Joachim Härtel	0	13	13
Anton Janku	0	12	12
Christian Havelka	0	4	4
Klaus Braunegg until 11 May 2005	12	0	12

The compensation of the supervisory board members depends on the individual's responsibilities, the business volume and the company's financial situation.

Based on a resolution of the annual general meeting on 19 May 2006, the supervisory board has set the following annual compensation structure:

in EUR thousand	Number	Allowance per person	Total allowance
President	1	50,000	50,000
Vice Presidents	2	37,500	75,000
Members	9	25,000	225,000
Total	**12**	**112,500**	**350,000**

The specific compensation of each member is calculated by dividing the annual allowance by twelve and multiplying the result by the number of months served in the respective position during the year.

Other administrative expenses

in EUR million	2006	restated 2005
IT expenses	(169.8)	(169.5)
Expenses for office space	(179.2)	(152.6)
Office operating expenses	(158.2)	(139.8)
Advertising/marketing	(152.6)	(130.2)
Legal and consulting costs	(84.0)	(78.4)
Sundry administrative expenses	(104.4)	(88.5)
Total	**(848.2)**	**(759.0)**

Depreciation and amortisation

in EUR million	2006	restated 2005
Software and other intangible assets	(147.1)	(139.0)
Real estate used by the group	(53.6)	(46.9)
Office furniture and equipment and sundry tangible assets	(145.9)	(148.6)
Total	**(346.6)**	**(334.5)**

Amortisation of customer relationships is not included in the position depreciation and amortisation, but it is disclosed under other operating result.

6) Income from insurance business

in EUR million	2006	restated 2005
Premiums earned	1,081.3	1,223.0
Investment income from technical business	336.0	363.4
Claims incurred	(393.9)	(295.9)
Change in underwriting reserves	(831.1)	(1,098.9)
Expenses for policyholder bonuses	(66.0)	(97.8)
Operating expenses	(124.0)	(121.2)
Sundry underwriting profit/loss	38.6	65.7
Underwriting profit/loss	**40.9**	**38.3**
Financial profit/loss	329.8	361.8
Carry forward-underwriting	(334.9)	(363.4)
Total	**35.8**	**36.7**

7) Other operating result

in EUR million	2006	restated 2005
Other operating income	169.5	135.5
Other operating expenses	(313.5)	(208.7)
Total	**(144.0)**	**(73.2)**
Result from real estate/properties	29.9	36.4
Allocation/release of other provisions/risks	(38.6)	(21.5)
Expenses for deposit insurance contributions	(29.5)	(42.6)
Amortisation of intangible assets (customer relationships)	(18.0)	0.0
Other taxes	(25.1)	(20.2)
Result from other operating expenses/income	(62.7)	(25.3)
Total	**(144.0)**	**(73.2)**

8) Result from financial assets – at fair value through profit or loss

in EUR million	2006	restated 2005
Gain/(loss) from measurement/sale of financial assets at fair value through p&l	(4.5)	11.4

9) Result from financial assets – available for sale

in EUR million	2006	restated 2005
Gain/(loss) fom sale of financial assets available for sale	104.8	69.7
Impairment of financial assets available for sale	(4.8)	(25.5)
Total	**100.0**	**44.2**

10) Result from financial assets – held to maturity

in EUR million	2006	restated 2005
Income		
Income fom sale of financial assets held to maturity	0.7	2.3
Appreciation of financial assets held to maturity	6.9	1.3
Expenses		
Loss fom sale of financial assets held to maturity	(1.4)	(1.1)
Impairment of financial assets held to maturity	0.0	(1.0)
Total	**6.2**	**1.5**

11) Taxes on income

Taxes on income are made up of the current taxes on income calculated in each of the group companies based on the results reported for tax purposes, corrections to taxes on income for previous years, and the change in deferred taxes.

in EUR million	2006	restated 2005
Current tax expense	(257.1)	(277.9)
Deferred tax expense	(82.7)	(23.8)
Total	**(339.8)**	**(301.7)**

The following table reconciles pre-tax profit at the Austrian tax rate to the income taxes reported in the income statement:

in EUR million	2006	restated 2005
Pre-tax profit	1,522.2	1,221.7
Income tax expense for the financial year at the domestic statutory tax rate (25%)	(380.6)	(305.4)
Impact of different foreign tax rates	13.3	(14.3)
Impact of tax-exempt earnings of investments and other tax-exempt income	105.5	103.6
Tax increases due to non-deductible expenses	(106.5)	(73.2)
Tax expense/income not attributable to the reporting period	28.5	(12.4)
Total	**(339.8)**	**(301.7)**

12) Appropriation of the net profit

in EUR million	2006	restated 2005
Net profit after minority interests	932.2	716.7
Changes in reserves	(727.4)	(583.3)
Profit carried forward of the parent company	0.2	0.4
Distributable profit of the parent company	**205.0**	**133.8**

It will be proposed to the annual general meeting of Erste Bank AG to pay shareholders a dividend of EUR 0.65 per share (prior year: EUR 0.55 per share), or EUR 204,942,520.25 million in total, and to carry forward the remaining retained profit under section 65 (5) Austrian Stock Corporation Act.

13) Cash and balances with central banks

in EUR million	2006	restated 2005
Cash in hand	1,619	1,230
Balances with central banks	5,759	1,498
Total	**7,378**	**2,728**

14) Loans and advances to credit institutions

in EUR million	2006	restated 2005
Loans and advances to domestic credit institutions	1,610	2,271
Loans and advances to foreign credit institutions	15,006	14,587
Total	**16,616**	**16,858**

15) Loans and advances to customers

in EUR million	2006	restated 2005
Loans and advances to domestic customers		
Public sector	2,812	2,667
Commercial customers	28,323	27,547
Private customers	20,466	19,429
Unlisted securities	20	27
Other	126	146
Total loans and advances to domestic customers	**51,747**	**49,816**
Loans and advances to foreign customers		
Public sector	1,898	1,595
Commercial customers	25,958	17,579
Private customers	15,963	9,771
Unlisted securities	1,225	1,442
Other	316	216
Total loans and advances to foreign customers	**45,360**	**30,603**
Total	**97,107**	**80,419**

Loans and advances to customers includes receivables from finance lease agreements totalling EUR 4,814 million (2005: EUR 4,145 million). The gross investment in leases, i.e. the minimum lease payments receivable together as well as any unguaranteed residual value, was EUR 6,133 million (2005: EUR 5,150 million); the related unearned finance income totalled EUR 1,318 million (2005: EUR 1,000 million).

16) Risk provisions for loans and advances

in EUR million	restated 2005	Acquisition of subsidiaries	Currency translation	Allocations[2]	Use	Releases[2]	Reclassification	2006
Risk provisions	2,762	314	27	1,000	(468)	(564)	5	3,076
Suspended interest	55	5	1	26	(12)	(10)	(8)	57
Risk provisions for loans and advances [1]	**2,817**	**319**	**28**	**1,026**	**(480)**	**(574)**	**(3)**	**3,133**
Other risk provisions [3]	98	0	4	12	0	(15)	6	105
Provision for guarantees	69	0	0	59	0	(57)	(1)	70
Total	**2,984**	**319**	**32**	**1,097**	**(480)**	**(646)**	**2**	**3,308**

1) Risk provisions for loans and advances are recognised in the balance sheet as a deduction from assets.

2) Allocations to and releases of risk provisions pertaining to lending business, including guarantees, are reported in the income statement under risk provisions for loans and advances. Impairment losses related to suspended interest are recognised in net interest income; other risk provisions are included in other operating result.

3) Other risk provisions mainly include provisions for legal proceedings, risks associated with investments in companies, realisation losses and liabilities for statements made in offering circulars.

17) Trading assets

in EUR million	2006	restated 2005
Bonds and other fixed-income securities		
Listed	3,534	2,925
Unlisted	159	269
Shares and other variable-yield securities		
Listed	201	339
Unlisted	807	438
Positive fair value of derivative financial instruments		
Currency-related derivatives	159	242
Interest-rate-related derivatives	1,242	1,183
Other derivatives	86	30
Total	**6,188**	**5,426**

18) Financial assets – at fair value through profit or loss

in EUR million	2006	restated 2005
Bonds and other fixed-income securities		
Listed	3,541	3,192
Unlisted	223	266
Shares and other variable-yield securities		
Listed	918	912
Total	**4,682**	**4,370**

19) Financial assets – available for sale

in EUR million	2006	restated 2005
Bonds and other fixed-income securities		
Listed	8,600	8,807
Unlisted	2,771	2,197
Shares and other variable-yield securities		
Listed	516	518
Unlisted	2,744	2,752
Equity holdings		
Unconsolidated subsidiaries[1]	118	102
Other investments[2]		
Credit institutions	43	21
Non-credit institutions	135	140
Total	**14,927**	**14,537**

1) Unconsolidated subsidiaries are companies that are more than 50% owned but which for reasons of immateriality are not consolidated.

2) Other investments are companies in which the group has an ownership interest of less than 20% and which are therefore not consolidated (by contrast, companies in which the group has an ownership interest of 20% to 50% are consolidated at equity).

20) Financial assets – held to maturity

in EUR million	2006	restated 2005
Listed	14,600	11,878
Unlisted	2,100	3,244
Total	**16,700**	**15,122**

21) Investments of insurance companies

in EUR million	2006	restated 2005
Held to maturity portfolio	1,467	1,455
Fair value portfolio (fair value option)	2,755	1,964
Available for sale portfolio	2,794	3,233
Other	313	414
Total	**7,329**	**7,066**

22) Equity holdings in associates accounted for at equity

in EUR million	2006	restated 2005
Credit institutions	102	85
Non-credit institutions	281	171
Total	**383**	**256**

23) Movements in fixed assets and financial investments

in EUR million	At cost restated 2005	Acquisition of subsidiaries (+)	Currency translation (+/-)	Additions (+)	Disposals (-)	At cost 2006
Intangible assets	**3,114**	**4,040**	**194**	**219**	**(141)**	**7,426**
Goodwill	1,952	2,791	109	0	0	4,852
Customer relationships	0	797	36	0	0	833
Brand	0	367	17	0	0	384
Other (primarily software)	1,162	85	32	219	(141)	1,357
Tangible assets	**3,501**	**671**	**120**	**263**	**(368)**	**4,187**
Land and buildings (used by the group)	1,960	444	69	116	(150)	2,439
Office furniture and equipment, hardware and sundry tangible assets	1,541	227	51	147	(218)	1,748
Investment properties and other movable properties[1]	**1,129**	**53**	**16**	**144**	**(100)**	**1,242**
Investment properties	1,059	53	16	144	(81)	1,191
Other movable properties	70	0	0	0	(19)	51
Total	**7,744**	**4,764**	**330**	**626**	**(609)**	**12,855**

1) Investment properties and other movable properties are reported in other assets.

Tangible assets include assets under operating lease agreements with carrying amounts of EUR 248 million (31 December 2005: EUR 217 million).

in EUR million	Accumulated depreciation (-)	Currency translation (+/-)	Amortisation and depreciation (-)[2]	Impairment (+/-)[3]	Carrying amounts 2006	Carrying amounts restated 2005
Intangible assets	**(1,334)**	**(23)**	**(165)**	**(2)**	**6,092**	**1,911**
Goodwill	(423)	(1)	0	0	4,429	1,530
Customer relationships	(19)	(1)	(18)	0	814	0
Brand	0	0	0	0	384	0
Other (primarily software)	(892)	(21)	(147)	(2)	465	381
Tangible assets	**(2,022)**	**(51)**	**(200)**	**(16)**	**2,165**	**1,688**
Land and buildings (used by the group)	(728)	(18)	(54)	(15)	1,711	1,273
Office furniture and equipment, hardware and sundry tangible assets	(1,294)	(33)	(146)	(1)	454	415
Investment properties and other movable properties[1]	**(231)**	**0**	**(29)**	**21**	**1,011**	**904**
Investment properties	(197)	1	(26)	21	994	877
Other movable properties	(34)	(1)	(3)	0	17	27
Total	**(3,587)**	**(74)**	**(394)**	**3**	**9,268**	**4,503**

1) Investment properties and other movable properties are reported in other assets.
2) Including amortisation and depreciation reported by non-bank companies, which is reflected in other operating result.
3) Impairment losses are included in other operating result.

Goodwill comprises especially goodwill from Banca Comercială Română S.A. of EUR 2,904.9 million, from Česká spořitelna a.s. of EUR 543.1 million, from Erste Bank Hungary Rt. of EUR 312.7 million and from Slovenská sporitel'ňa a.s. of EUR 220.5 million.

24) Deferred tax assets and liabilities

in EUR million	Tax assets 2006	Tax assets restated 2005	Tax liabilities 2006	Tax liabilities restated 2005
Deferred tax assets				
Temporary differences relate to the following items:				
Loans and advances to credit institutions and customers	15	2	(89)	(50)
Risk provisions for loans and advances	44	8	11	7
Financial assets - at fair value through profit or loss	0	1	7	14
Financial assets - available for sale	48	52	(25)	(102)
Tangible assets	7	7	67	35
Amounts owed to credit institutions and customers	(1)	1	(36)	(29)
Long-term employee provisions	77	42	50	32
Sundry provisions	17	17	(4)	(7)
Tax loss carry forward	65	115	18	6
Customer relationships and brand	0	0	(191)	0
Other	45	19	(49)	(18)
Total deferred taxes	**317**	**264**	**(241)**	**(112)**
Current taxes	**0**	**0**	**(50)**	**(76)**
Total taxes	**317**	**264**	**(291)**	**(188)**

In compliance with IAS 12.39, no deferred tax liabilities were recognised for temporary differences relating to investments in subsidiaries in the amount of EUR 352 million (31 December 2005: EUR 329 million), since they are not considered as temporary differences.

No deferred taxes were recognised for tax loss carryforwards of EUR 587 million (31 December 2005: EUR 483 million).

25) Other assets

in EUR million	2006	restated 2005
Accrued interest and commissios	1,677	1,549
Deferred income	133	105
Investment properties	994	877
Positive fair values of derivatives (banking book)	111	530
Sundry assets	2,037	1,791
Total	**4,952**	**4,852**

The item sundry assets consists mainly of clearing items from the settlement of securities and payment transactions.

26) Amounts owed to credit institutions

in EUR million	2006	restated 2005
Amounts owed to domestic credit institutions	9,191	9,804
Amounts owed to foreign credit institutions	28,497	24,107
Total	**37,688**	**33,911**

27) Amounts owed to customers

in EUR million	Domestic 2006	Domestic 2005	Abroad 2006	Abroad 2005	Total 2006	Total restated 2005
Savings deposits	32,963	30,118	9,544	8,705	42,507	38,823
Sundry						
Public sector	535	502	3,176	2,211	3,711	2,713
Commercial customers	8,014	7,000	13,869	6,503	21,883	13,503
Private customers	3,788	4,894	17,637	11,375	21,425	16,269
Sundry	191	199	1,132	1,286	1,323	1,485
Total other	**12,528**	**12,595**	**35,814**	**21,375**	**48,342**	**33,970**
Total	**45,491**	**42,713**	**45,358**	**30,080**	**90,849**	**72,793**

28) Debt securities in issue

in EUR million	2006	restated 2005
Bonds	13,992	13,356
Certificates of deposit	3,690	4,194
Other certificates of deposits/ name certificates	1,683	1,566
Mortgage and municipal bonds	2,288	1,686
Other	187	519
Repurchased own issues	(26)	(30)
Total	**21,814**	**21,291**

In November 2005 the size of the debt issuance programme (DIP) launched in 1998 by Erste Bank was increased to EUR 20 billion. The DIP is a programme for issuing debt instruments in various currencies, with a wide array of available structures and maturities.

In 2006, 74 new issues with total volume of about EUR 3.2 billion were floaded under the DIP. As of December 31, 2006 the DIP's utilisation rate was about 59%.

The volume of the Euro-commercial paper programme (including certificates of deposits) remained at EUR 3 billion. In all, 46 issues were placed in 2006, with total proceeds of approximately EUR 3.6 billion; issues totalling approximately EUR 3.4 billion were redeemed over the same period. As of 31 December 2006 the utilisation rate was about 44%.

29) Trading liabilities

in EUR million	2006	restated 2005
Currency-related derivatives	163	61
Interest-rate-related derivatives	946	1,198
Other derivatives	91	45
Total	**1,200**	**1,304**

30) Underwriting provisions

in EUR million	2006	restated 2005
Provision for unearned premium	59	30
Actuarial reserve	6,762	6,052
Provision for non-transacted insurance claims	72	45
Provision for profit-sharing	77	221
Other underwriting provisions	950	708
Total	**7,920**	**7,056**

The provision for unearned premium for property and accident insurance is determined on a pro-rata basis. In life insurance, unearned premiums are provided based on actuarial methods.

The actuarial reserve was calculated on the basis of statutory requirements and actuarial principles. The most important principles in calculating the actuarial reserve depend on the type of insurance and scale of charges.

The interest rates used to calculate the actuarial reserves are 3% for contracts up to 1996, 4% from 1997, 3.25% from July 2000, 2.75% from January 2004 and 2.25 % from January 2005.

The provision for non-transacted insurance claims in accident and life insurance sold directly was set up for claims reported up to the balance sheet date, based on an individual valuation of unsettled claims.

The provision for profit-sharing of policyholders contains the amounts earmarked for participating policyholders' bonuses based on business plans but which had not yet been decided upon as at the balance sheet date.

31) Other provisions

in EUR million	2006	restated 2005
Long-term employee provisions	1,453	1,180
Sundry provisions	327	313
Total	**1,780**	**1,493**

a) Long-term employee provisions

in EUR million	Pension provisions	Provisions for serverance payment	Jubilee provisions	Total long-term provisions
Long-term employee provisions (net present value) 31 Dec 2002	**827**	**314**	**44**	**1,185**
Long-term employee provisions (net present value) 31 Dec 2003	**822**	**311**	**54**	**1,187**
Long-term employee provisions (net present value) 31 Dec 2004 restated	**802**	**317**	**56**	**1,175**
Service cost	0	12	3	15
Interest cost	41	17	3	61
Payments	(68)	(19)	(4)	(91)
Actuarial gains/(losses) recognised directly in equity	18	3	0	21
Actuarial gains/(losses) recognised in income	0	0	(1)	(1)
Long-term employee provisions (net present value) 31 Dec 2005 restated	**793**	**330**	**57**	**1,180**
Increase from acquisition	2	37	0	39
Settlements	1	0	0	1
Service cost	1	14	5	20
Interest cost	41	18	3	62
Payments	(69)	(10)	(6)	(85)
Exchange rate difference	0	2	0	2
Actuarial gains/(losses) recognised directly in equity	212	19	0	231
Actuarial gains/(losses) recognised in income	0	0	3	3
Long-term employee provisions (net present value) 31 Dec 2006	**981**	**410**	**62**	**1,453**

b) Sundry provisions

in EUR million	restated 2005	Acquisition of subsidiaries	Currency translation	Allocations	Use	Releases	Reclassification	2006
Provision for off-balance-sheet and other risks	167	0	4	71	0	(72)	5	175
Sundry other provisions[1]	146	(1)	2	77	(47)	(23)	(2)	152
Total	**313**	**(1)**	**6**	**148**	**(47)**	**(95)**	**3**	**327**

1) Sundry provisions consists mainly of provisions for litigation and restructuring.

32) Other liabilities

in EUR million	2006	restated 2005
Deferred income	250	205
Accrued interest and commissios	873	723
Negative fair values of derivatives (banking book)	345	236
Sundry liabilities	2,579	2,811
Total	**4,047**	**3,975**

Sundry liabilities consist mainly of clearing items from the settlement of securities and payment transactions.

33) Subordinated capital

in EUR million	2006	restated 2005
Subordinated liabilities	2,154	1,615
Supplementary capital	1,806	1,775
Hybrid capital	1,250	900
Total	**5,210**	**4,290**

34) Equity

in EUR million	2006	restated 2005
Subscribed capital	630	486
Additional paid-in capital	4,514	1,464
Retained earnings	2,835	2,115
Shareholders' equity	**7,979**	**4,065**
Minority interests	2,925	2,314
Total[1]	**10,904**	**6,379**

1) Details regarding equity are provided in section III, Consolidated Statement of Changes in Total Equity.

At 31 December 2006 the subscribed capital (share capital) 2006 consisted of 315,296,185 voting bearer shares (ordinary shares).

Capital increases in 2006

Capital increase in January and February 2006

Clause 4.4. of the articles of association authorised the management board to increase the subscribed capital by issuing up to 80,000,000 shares (with a combined accounting par value of EUR 160,000,000.00). As decided by the management board and supervisory board on 25 January 2006, this option was utilised by issuing EUR 117,907,200.00 of capital in the form of 58,953,600 bearer shares. After the offering period for open subscription from 11 to 26 January 2006, the final subscription price was set on 26 January 2006 at EUR 45.00 and published after the close of trading. The issue proceeds were EUR 2,652,912,000.00. Of this total, EUR 117,907,200.00 was reported in subscribed capital and EUR 2,535,004,800.00 in additional paid-in capital. In the capital increase, the greenshoe option was fully exercised, resulting in the additional issue of 5,895,360 shares with an accounting par value of EUR 11,790,720.00. The resulting issue proceeds were EUR 265,291,200.00. Of this amount, EUR 11,790,720.00 was reported in subscribed capital and EUR 253,500,480.00 in additional paid-in capital.

Capital increase in connection with share swap offer to BCR staff

As further authorised by clause 4.4. of the articles of association, the management board decided on 29 August 2006 (based on the corresponding resolution passed by the annual general meeting on 19 May 2006) to increase the subscribed capital from authorised capital against non-cash contributions, with existing shareholders' subscription rights excluded. In this decision in principle, the management board set important parameters, notably the formula for calculating the exchange ratio of prospective new shares of Erste Bank to the shares in Banca Comercială Română S.A„Romania ("BCR") held by BCR employees, the maximum amount of the capital increase and the maximum number of new shares to be issued.

In a decision of the management board on 12 September 2006, the issue price was set at EUR 45.91 per Erste Bank share and the exchange ratio between BCR staff shares and Erste Bank shares was set at six to one.

In the swap offer to BCR staff, 37,723,416 shares of BCR were exchanged for 6,287,236 shares of Erste Bank in a six-to-one ratio. The resulting issue proceeds was EUR 288,647,004.76. Of this amount, EUR 12,574,472.00 was recognised in subscribed capital and EUR 276,072,532.76 in additional paid-in capital.

Under the **MSOP 2002**, in the April 2006 exercise window, 87,059 options were exercised, representing the subscription for 348,236 bearer shares at an issue price of EUR 16.50. The resulting issue proceeds of EUR 5,745,894.00 were allocated as follows: EUR 696,472.00 was assigned to subscribed capital and EUR 5,049,422.00 to additional paid-in capital. A total of 20,838 options were exercised from the first tranche (14,170 by managers and 6,668 by other employees). Of the second tranche, 25,624 options were exercised (13,100 by managers and 12,524 by other staff). In the third tranche, 40,597 options were exercised (1,000 by members of boards, 28,050 by managers and 11,547 by other employees). For all Erste Bank shares, the difference between the exercise price (EUR 16.50) and the closing price at the value date (EUR 45.85) was EUR 29.35.

The exercise price of the individual options (the average of all closing prices in March 2002, rounded down to the nearest half euro) was EUR 66.00, taking account of the four-for-one stock split carried out since then, this gives a value of EUR 16.50 per share. The estimated value of the individual options at the balance sheet date of 31 December 2006 was EUR 41.82 for options vested in 2002; EUR 41.87 for options vested in 2003; and EUR 41.88 for options vested in 2004.

Under the **MSOP 2005, in the first exercise window** (from 2 to 12 May 2006), 85,855 options were exercised. Hence 85,855 bearer shares were issued, at a price of EUR 43.00. The resulting issue proceeds of EUR 3,691,765.00 were allocated as follows: EUR 171,710.00 was assigned to subscribed capital and EUR 3,520,055.00 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 45.85) was EUR 2.85.

In the second exercise window (from 1 to 11 August 2006), a further 9,430 options were exercised, resulting in the subscription of 9,430 bearer shares at an issue price of EUR 43.00. The resulting issue proceeds were EUR 405,490.00. Of this amount, EUR 18,860.00 was assigned to subscribed capital and EUR 386,630.00 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 45.86) was EUR 2.86.

In the third exercise window (from 2 to 17 November 2006), a further 53,344 options were exercised, resulting in the subscription of 53,344 bearer shares at an issue price of EUR 43.00. The resulting issue proceeds were EUR 2,293,792. Of this amount, EUR 106,688.00 was assigned to subscribed capital and EUR 2,187,104.00 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 55.45) was EUR 12.45.

All 148,629 options exercised in the 2006 financial year under the MSOP 2005 represented the first tranche. Of these, 12,000 were exercised by board members, 78,910 by managers and 57,719 by other employees. The estimated value of the individual options at the balance sheet date of 31 December 2006 was EUR 20.22 for options vested in 2005 and EUR 21.93 for those vested in 2006.

Under the **ESOP 2006**, between 8 and 19 May 2006, employees purchased 479,524 shares at a price of EUR 39.00. The resulting issue proceeds of EUR 18,701,436.00 plus EUR 887,785.92 (from the difference between the issue price of EUR 39.00 and the quoted price of EUR 44.88 on the 1 June 2006 value date for 150,984 shares subscribed for by staff of Erste Bank AG, charged to personnel expenses in the income statement) totalled EUR 19,589,221.92. Of this amount, EUR 959,048.00 was assigned to subscribed capital and EUR 18,630,173.92 to additional paid-in capital.

Employee share ownership plan and management share option plan

MSOP 2002: The MSOP comprises a maximum of 4,400,000 ordinary shares of Erste Bank after the stock split, represented by 1,100,000 options. The distribution of vested options by the balance sheet date among management board members, managers and eligible other staff of Erste Bank Group is shown in the tables below.

Terms of MSOP 2002: Each of the options, which are granted free of charge, entitles the holder to receive four shares; the transfer of options inter vivos is not permitted. The options granted in 2002 vest in three tranches, at which time they are credited to recipients' accounts: For the management board and other managers, on 24 April 2002, 1 April 2003 and 1 April 2004; for other key personnel, on 1 June 2002, 1 June 2003 and 1 June 2004. The exercise price for all three tranches was set at the average market price of Erste Bank shares quoted in March 2002 (rounded down to the nearest half euro), which was EUR 66.00 per share. After the stock split performed in July 2004, the exercise price remains unchanged at EUR 66.00. This means that each option confers the right to purchase four shares of Erste Bank for a total of EUR 66.00. That corresponds to a purchase price of EUR 16.50 per share. The option term begins when the options are credited to the option account (i.e. at vesting) and ends on the value date of the exercise window (defined below) of the fifth calendar year after vesting. Every year, notices of intention to exercise may be submitted beginning on the day immediately following the publication of preliminary consolidated net profit for the most recent completed financial year, but no earlier than 1 April and no later than 30 April of the year. This period represents the exercise window. It is followed by the holding period, which ends on the value date of the year following exercise of the option. No more than 15% of the purchased shares may be sold during this holding period.

MSOP 2005: The MSOP comprises a maximum of 2,000,000 ordinary shares of Erste Bank, represented by 2,000,000 options. The distribution of vested options by the balance sheet date among management board members, managers and eligible other staff of Erste Bank Group is shown in the tables below.

Terms of MSOP 2005: Each of the options, which are granted free of charge, entitles the holder to receive one share; the transfer of options inter vivos is not permitted. The 2005 option grant dates were as follows: for the management board and other managers, 1 June 2005; for other key personnel, the grants occur in three tranches, on 1 September 2005, 1 September 2006 and 31 August 2007. The options vest in three tranches, at which time they are credited to recipients' accounts: 1 September 2005, 1 September 2006 and 31 August 2007. The exercise price for all three tranches was set at the average market price of Erste Bank shares quoted in April 2005, augmented by a 10% premium and rounded down to the nearest half euro. The resulting exercise price was EUR 43.00 per share. The option term begins at the grant date and ends on the value date of the last exercise window of the fifth calendar year after the year in which the option vested. Every year, notices of intention to exercise may be submitted within 14 days from the day of publication of the quarterly results for the first, second and third quarter of each financial year (three exercise windows per year). The holding period ends one year after the value date of the share purchase. No more than 25% of the purchased shares may be sold during this holding period.

The **MSOP 2002** options credited and exercised by the balance sheet date are distributed as follows among recipients:

	2002	2003	2004	Total	Exercised
Andreas Treichl	4,000	4,000	4,000	12,000	12,000
Elisabeth Bleyleben-Koren	4,000	4,000	4,000	12,000	12,000
Reinhard Ortner	4,000	4,000	4,000	12,000	12,000
Franz Hochstrasser	4,000	4,000	4,000	12,000	12,000
Erwin Erasim	4,000	4,000	4,000	12,000	12,000
Bernhard Spalt since 1 Nov 2006	1,000	1,000	1,000	3,000	1,200
Christian Coreth until 31 Oct 2006	1,000	1,000	1,000	3,000	3,000
Total received by management board members	**22,000**	**22,000**	**22,000**	**66,000**	**64,200**
Other management	172,200	182,800	214,000	569,000	473,497
Other staff	92,271	115,729	94,891	302,891	249,327
Total options credited and exercised	**286,471**	**320,529**	**330,891**	**937,891**	**787,024**

The MSOP 2005 options granted, vested and exercised are distributed as follows among recipients:

	Granted	Credited 2005	Credited 2006	Total	Exercised
Andreas Treichl	9,000	3,000	3,000	6,000	3,000
Elisabeth Bleyleben-Koren	9,000	3,000	3,000	6,000	0
Reinhard Ortner	9,000	3,000	3,000	6,000	3,000
Franz Hochstrasser	9,000	3,000	3,000	6,000	3,000
Erwin Erasim	9,000	3,000	3,000	6,000	3,000
Bernhard Spalt since 1 Nov 2006	3,000	1,000	1,000	2,000	0
Christian Coreth until 31 Oct 2006	9,000	3,000	3,000	6,000	0
Total received by management board members	**57,000**	**19,000**	**19,000**	**38,000**	**12,000**
Other management	685,500	228,500	213,000	441,500	78,910
Other staff	219,810	219,810	230,211	450,021	57,719
Total options credited and exercised	**962,310**	**467,310**	**462,211**	**929,521**	**148,629**

Information about holdings of and transactions in Erste Bank shares by members of the management board and supervisory board (in number of shares):

Management board members:

Managing board member	At 31 Dec 2005	Additions 2006	Disposals 2006	At 31 Dec 2006
Andreas Treichl	120,040	3,400		123,440
Elisabeth Bleyleben-Koren	25,600			25,600
Reinhard Ortner	121,400	4,200		125,600
Franz Hochstrasser	44,256	3,000		47,256
Erwin Erasim	20,716	3,200	10,000	13,916
Bernhard Spalt since 1 Nov 2006				256
Christian Coreth until 31 Oct 2006	9,000	4,000	3,400	9,600

Supervisory board members held the following numbers of Erste Bank shares at the balance sheet date of 31 December 2006:

Supervisory Board member	Shares held
Georg Winckler	1,300
Bettina Breiteneder	2,560
Wilhelm Rasinger	2,935
Friedrich Rödler	24
Günter Benischek	605
Ilse Fetik	104
Joachim Härtel	24
Christian Havelka	1,000
Anton Janku	352
Erika Hegmala	128

As far as can be determined, persons related to members of the management board or supervisory board held 20,516 shares of Erste Bank as of 31 December 2006.

Personnel expenses include EUR 20.6 million (previous year: EUR 15.9 million) from the MSOP, ESOP and profit-sharing.

Authorised but unissued capital and contingent capital remaining at 31 December 2006

Clauses 4.4., 4.4.1 and 4.4.2 of the articles of association authorise the management board until 5 July 2011 to increase the subscribed capital of Erste Bank AG, subject to the approval of the supervisory board, by up to EUR 167,425,528.00 through the issue of up to 83,712,764 shares. The class of shares, issue price, issue terms and, as far as intended, the exclusion of shareholders' subscription rights, are determined by the management board with the consent of the supervisory board.

Under clause 4.5. of the articles of association, the management board is authorised by a resolution of the annual general meeting on 8 May 2001, with the approval of the supervisory board, conduct a contingent capital increase of up to EUR 18,168,208.54. By its decision of 21 January 2002, approved by the supervisory board on 31 January 2002, the management board utilised the full scope of this authorisation.

In the 2002 financial year, 252,159 ordinary bearer shares with an accounting par value of EUR 1,832,510.92 were subscribed for under the 2002 ESOP and MSOP.

In the 2003 financial year, 117,926 shares were subscribed for under the ESOP 2003 and 768 options were exercised under the MSOP 2002. In total, 118,694 ordinary bearer shares with an accounting par value of EUR 862,582.94 were subscribed for. The annual general meeting on 4 May 2004 passed a resolution to perform a four-for-one stock split.

In the 2004 financial year, 278,940 shares were subscribed under the ESOP 2004 and 1,388,720 options were exercised under the MSOP 2002. This resulted in a total, of 1,667,660 ordinary bearer shares with an accounting par value of EUR 3,335,320.

In the 2005 financial year, 332,640 shares were subscribed under the ESOP 2005 and 1,408,068 options were exercised under the MSOP 2002. In total, 1,740,708 ordinary bearer shares with an accounting par value of EUR 3,481,416.00 were subscribed for.

In the 2006 financial year, a total of 976,389 ordinary bearer shares with an accounting par value of EUR 1,952,778.00 were subscribed for under the ESOP 2006 and in the exercise of options under the MSOP 2002 and MSOP 2005.

There thus remains contingent capital of EUR 8,263,662.00 (accounting par value) that may be issued in the form of up to 4,131,831 ordinary bearer or registered shares at an issue price of at least EUR 2.00 per share against cash while excluding the subscription rights of the existing shareholders.

Under clause 4.6. of the articles of association the management board is authorised, for a period of five years from the date of registration of the amendment of the company's articles of association in the commercial register, to perform a contingent issue of up to EUR 20,000,000.00 of subscribed capital in the form of up to 10,000,000 ordinary bearer or registered shares at an issue price of at least EUR 2.00 per share against cash payment while excluding the subscription rights of existing shareholders.

The contingent capital serves to grant share options to employees, managers and management board members of Erste Bank AG or group companies.

As approved by the extraordinary general meetings on 21 August 1997 and 4 May 2005 as per clause 4.7. of the articles of association, the management board is authorised to perform a contingent increase in capital of EUR 48,000,000 by the issue of 24,000,000 ordinary bearer shares, to be carried out inasmuch as holders of convertible bonds exercise their conversion rights.

As of 31 December 2006, DIE ERSTE österreichische Spar-Casse Privatstiftung held a direct equity interest of approximately 30.5% in Erste Bank. Accordingly, DIE ERSTE österreichische Spar-Casse Privatstiftung is the single largest shareholder.

Under clause 12.1. of the articles of association, DIE ERSTE österreichische Spar-Casse Privatstiftung, is entitled for the duration of its shareholding in Erste Bank to nominate up to one-third of the supervisory board members to be elected by the annual general meeting. To date this right of delegation has not been exercised.

A provision relating to the appointment and withdrawal of members of the management board and supervisory board that does not follow directly from legislation is clause 12.4. of the articles of association. Under the clause, the withdrawal of supervisory board members requires a majority of three-quarters of valid votes cast and a majority of three-quarters of the subscribed capital represented at the meeting considering the resolution.

The articles contain no restrictions in respect of voting rights or the transfer of shares. To the management board's knowledge, no restrictions are provided by agreements between shareholders. Only the share ownership and share option plans (the MSOP and ESOP) involve a one-year holding period.

A provision not established directly by the law and relating to the process of changing the articles of association is found in clause 16.9. of the articles. Under this clause, provisions of the articles that require larger majorities can only be changed with the approval of the same respective larger majorities. Furthermore, the last two sentences of the same clause 16.9. can only be changed with a majority of three-quarters of votes cast and with a majority of three-quarters of the subscribed capital represented at the meeting considering the resolution.

The following are significant agreements to which Erste Bank is a party and which take effect, change, or end, in the event of a change of control resulting from a takeover offer:

For the event of a takeover bid, the share option plan of Erste Bank sets out the following special provisions (section 17 of the share option plan):

_Should a takeover offer for the shares of Erste Bank be announced to the public, all options that have been granted to the entitled management board members and other managers by that time but have not yet vested will immediately vest for those entitled management board members and other managers who fulfil the personal requirements for participation.

_In this case the vesting date, the end of the exercise window and the value date will be determined by the management board of Erste Bank. They are to be chosen such that the exercise of the options and sale of the shares can be effected during the takeover offer process.

_In the event of a takeover offer, no key personnel will be selected as recipients of options and no options will be granted to them.

_All options that have vested may be exercised by the eligible recipient from the day immediately following the vesting date; the provisions of section 11 (1)(2) (minimum holding period for options) and section 12 (1) sentence 1 (exercise window) do not apply. The shares obtained may be offered for sale to the prospective acquiring entity in the takeover bid; section 16 (holding period) does not apply.

_As well, for all shares already purchased previously that are still subject to a holding period (section 16), this holding period ends when the takeover bid is announced to the public.

_Should the takeover offer be withdrawn without the presence of a rival takeover offer, the options vested under subsection 1 above that are not yet exercised cannot be exercised for a period of one year from the publication of the withdrawal of the takeover offer, while shares already purchased through options vested under subsection 1 become subject to a holding period of one year from the vesting date. However, hold-

ing periods thathave ended pursuant to subsection 5 above are not revived.

No compensation agreements for the event of a public takeover offer exist between Erste Bank and members of its management board, supervisory board or other staff.

In respect of the repurchasing of shares, the management board members have the following powers not established directly by the law:

By a resolution of the annual general meeting (AGM) on 19 May 2006,

_Erste Bank is authorised to purchase own shares under section 65 (1)(7) Austrian Stock Corporation Act for the purpose of securities trading; at the end of each business day the balance of shares acquired for this purpose must not exceed 5% of Erste Bank's total share capital. The price paid per share must be not less than EUR 10.00 and not more than EUR 100.00. This authorisation is effective for a period of 18 months until 19 November 2007;

_the management board is authorised to purchase subject to the consent of the supervisory board, own shares under section 65 (1)(8) Austrian Stock Corporation Act; the total of the shares purchased under this authorisation and under section 65 (1)(1), 65 (1)(4) and 65 (1)(7) of the Act must not exceed 10% of Erste Bank´s total share capital. The price paid per share must be not less than EUR 10.00 and not more than EUR 100.00. Erste Bank is required to publish the relevant management board decision as well as the resulting repurchase programme and its duration. Own shares purchased under these provisions may, subject to the approval of the supervisory board, be disposed of in ways other than via the stock market or than by public offering; for instance, they may be used as compensation when acquiring companies, partial ownerships or other interests in companies in Austria or abroad. The management board is also empowered to retire own shares without a further resolution by the annual general meeting. This authorisation is effective for 18 months and thus until 19 November 2007.

All acquisitions and disposals made were consistent with the permission given by the annual general meeting.

The qualifying capital of Erste Bank Group of credit institutions as determined under the Austrian Banking Act had the following composition:

in EUR million	2006	2005
Subscribed capital	629	486
Reserves	6,065	5,087
Intangible assets	(509)	(461)
Core capital (Tier 1)	**6,185**	**5,112**
Eligible subordinated liabilities	3,604	3,029
Revaluation reserve	216	352
Qualifying supplementary capital (Tier 2)	**3,820**	**3,381**
Short-term subordinated capital (Tier 3)	**331**	**331**
Deductions pursuant to section 23 (13) and section 29 (1) and (2) Austrian Banking Act	(225)	(213)
Total eligible qualifying capital	**10,111**	**8,611**
Capital requirement	7,952	6,390
Surplus capital	2,159	2,221
Cover ratio	127.2%	134.8%
Tier 1 ratio	**6.6%**	**6.8%**
Solvency ratio	**10.3%**	**11.0%**

Capital requirement of Erste Bank Group as a group of credit institutions under the Austrian Banking Act:

in EUR million	2006	2005
Risk-weighted basis pusuant to section 22 (2) Austrian Banking Act	94,129	75,078
8% minimum capital requirement	7,530	6,006
Capital requirement for open foreign exchange position pursuant to Section 26 Austrian Banking Act	3	12
Capital requirement for the trading book pursuant to section 22b (1) Austrian Banking Act	419	372
Capital requirement	**7,952**	**6,390**

Under Austria's Financial Conglomerates Act, Erste Bank Group is considered a financial conglomerate. Regarding the capital requirement, Erste Bank displays a surplus capital at 31 December 2006.

35) Segment reporting

Segmentation by core business

A new aspect of the segment reporting is the method of capital allocation, which now takes account not only credit risk (through risk-weighted assets) but also market risk (through Value-at-Risk calculations) and operational risk (through general adminis-trative expenses).

The first-order segmentation consists of the three market segments Austria, Central and Eastern Europe, and International Business, as well as Corporate Center.

Austria segment

The Austria segment comprises all business units and subsidiaries operating in Austria. It is further segmented according to core business into Savings Banks, Retail & Mortgage, Large Corporates, and Treasury & Investment Banking.

The Retail & Mortgage segment also encompasses those savings banks in which Erste Bank holds a majority stake (Salzburger Sparkasse, Tiroler Sparkasse and Sparkasse Hainburg-Bruck-Neusiedl). The savings banks that are consolidated as a result of their membership in the Haftungsverbund or in which Erste Bank holds no equity, or holds only a minority interest, are grouped in the Savings Banks segment.

Central and Eastern Europe segment

The Central and Eastern Europe market segment, which is subdivided into the major national subsidiaries operating in the CEE countries, represents the results of Banca Comercială Română S.A. (Romania segment, from October 2006), Česká spořitelna, a.s. (Czech Republic segment), Slovenská sporiteľňa (Slovakia segment), Erste Bank Hungary Rt. (Hungary segment), Erste & Steiermärkische banka d.d. (Croatia segment), and Erste Bank a.d. Novi Sad (formerly Novosadska Banka a.d.; Serbia segment).

International Business segment

The International Business reporting segment includes both the International Business unit in Vienna and the commercial lending business of the London, New York and Hong Kong profit centres.

Corporate Center segment

Corporate Center encompasses besides all, performance components of subsediaries that cannot be attributed directly to other segments, also refinancing costs of investments in companies, elimination of profits and losses between segments as well as one-off items that are not assigned to other segments due to comparability of previous segment reports.

The allocation of results to the segments is based on contribution margin analysis at the business unit level. Net interest income is determined based on opportunity cost (market spread, maturity mismatch), with the contribution from maturity transformation attributed entirely to the Treasury & Investment Banking segment. Fees and commissions, net trading result, risk costs and other result ("Other result" consists of four income statement items: other operating result, result from financial assets at fair value through profit or loss, result from financial assets available for sale, and result from financial assets held to maturity) are allocated to the business units where they are generated.

General administrative expenses are derived from activity-based costing (product cost, indirect costs and general overhead) at the business unit level.

Segmentation by core business

in EUR million	Total 2006	Total restated 2005	Austria 2006	Austria restated 2005	Central and Eastern Europe 2006	Central and Eastern Europe restated 2005
Net interest income	3,189.4	2,794.2	1,592.9	1,583.9	1,444.3	1,104.6
Risk provisions for loans and advances	(439.1)	(421.6)	(312.7)	(351.3)	(126.9)	(80.2)
Net fee and commission income	1,445.9	1,256.8	891.4	825.7	575.1	459.4
Net trading result	277.9	241.7	126.9	116.8	149.3	120.9
General administrative expenses	(2,945.3)	(2,670.0)	(1,645.1)	(1,632.5)	(1,227.5)	(989.1)
Income from insurance business	35.9	36.7	17.9	28.8	17.9	7.9
Other result[1]	(42.3)	(16.1)	27.4	(0.1)	(23.7)	(22.6)
Pre-tax profit	1,522.3	1,221.7	698.7	571.2	808.5	600.9
Taxes on income	(339.9)	(301.7)	(153.6)	(142.1)	(191.2)	(133.0)
Minority interests	(250.2)	(203.2)	(199.1)	(160.9)	(53.6)	(24.7)
Net profit after minority interests	**932.2**	**716.7**	**345.9**	**268.1**	**563.7**	**443.3**
Average risk-weighted assets	81,849.1	70,025.0	49,634.7	46,575.7	24,146.7	16,562.5
Average attributed equity	6,816.7	3,679.9	1,890.8	1,776.0	1,565.8	1,115.0
Cost/income ratio	**59.5%**	**61.7%**	**62.6%**	**63.9%**	**56.1%**	**58.4%**
ROE based on net profit after minority interests[2]	**13.7%**	**19.5%**	**18.3%**	**15.1%**	**36.0%**	**39.8%**

1) Other result consists of four income statement items: other operating result, result from financial assets at fair value through profit or loss, result from financial assets available for sale, and result from financial assets held to maturity.

2) ROE = return on equity.

in EUR million	International Business 2006	International Business restated 2005	Corporate Center 2006	Corporate Center restated 2005
Net interest income	149.0	149.6	3.2	(43.9)
Risk provisions for loans and advances	2.1	10.2	(1.5)	(0.2)
Net fee and commission income	33.3	29.4	(53.8)	(57.7)
Net trading result	(0.2)	0.0	1.8	4.0
General administrative expenses	(34.3)	(35.8)	(38.3)	(12.5)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	10.1	2.0	(56.2)*)	4.6
Pre-tax profit	160.0	155.3	(144.9)	(105.7)
Taxes on income	(41.8)	(44.5)	46.8	17.9
Minority interests	0.0	0.0	2.6	(17.6)
Net profit after minority interests	**118.2**	**110.8**	**(95.6)**	**(105.4)**
Average risk-weighted assets	7,735.9	6,547.4	331.8	339.4
Average attributed equity	503.1	425.9	2,857.0	363.0
Cost/income ratio	**18.9%**	**20.0%**	-	-
ROE based on net profit after minority interests	**23.5%**	**26.0%**	-	-

*) Including amortisation of customer relationships of EUR 18 million.

in EUR million	Austria 2006	Austria restated 2005	Savings Banks 2006	Savings Banks restated 2005	Retail & Mortgage 2006	Retail & Mortgage restated 2005
Net interest income	1,592.9	1,583.9	839.7	841.2	537.3	524.6
Risk provisions for loans and advances	(312.7)	(351.3)	(171.3)	(215.8)	(88.1)	(105.1)
Net fee and commission income	891.4	825.7	365.0	358.1	335.1	314.5
Net trading result	126.9	116.8	25.4	20.6	10.6	10.2
General administrative expenses	(1,645.1)	(1,632.5)	(824.2)	(825.2)	(621.0)	(623.8)
Income from insurance business	17.9	28.8	0.0	0.0	17.9	28.8
Other result	27.4	(0.1)	11.4	13.8	(13.5)	16.2
Pre-tax profit	698.7	571.2	246.1	192.7	178.3	165.4
Taxes on income	(153.6)	(142.1)	(51.9)	(48.8)	(39.4)	(39.5)
Minority interests	(199.1)	(160.9)	(178.4)	(135.2)	(15.5)	(22.3)
Net profit after minority interests	**345.9**	**268.1**	**15.8**	**8.8**	**123.4**	**103.7**
Average risk-weighted assets	49,634.7	46,575.7	25,543.6	23,948.7	13,233.1	12,204.0
Average attributed equity	1,890.8	1,776.0	265.5	240.0	876.8	820.1
Cost/income ratio	**62.6%**	**63.9%**	**67.0%**	**67.6%**	**68.9%**	**71.0%**
ROE based on net profit after minority interests	**18.3%**	**15.1%**	**6.0%**	**3.6%**	**14.1%**	**12.6%**

in EUR million	Large Corporates 2006	restated 2005	Treasury & Investment Banking 2006	restated 2005
Net interest income	147.6	140.2	68.3	78.0
Risk provisions for loans and advances	(53.3)	(30.5)	0.0	0.0
Net fee and commission income	101.0	82.2	90.3	70.9
Net trading result	3.0	1.5	87.9	84.5
General administrative expenses	(97.6)	(89.4)	(102.3)	(94.1)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	14.7	(29.0)	14.8	(1.1)
Pre-tax profit	115.4	75.1	158.9	138.1
Taxes on income	(27.1)	(18.0)	(35.2)	(35.9)
Minority interests	(5.3)	(3.6)	0.0	0.1
Net profit after minority interests	**83.0**	**53.4**	**123.7**	**102.3**
Average risk-weighted assets	7,766.0	6,668.4	3,092.1	3,754.7
Average attributed equity	507.0	435.9	241.5	280.0
Cost/income ratio	**38.8%**	**39.9%**	**41.5%**	**40.3%**
ROE based on net profit after minority interests	**16.4%**	**12.3%**	**51.2%**	**36.5%**

in EUR million	Central and Eastern Europe 2006	restated 2005	Romania 2006	restated 2005	Czech Republic 2006	restated 2005
Net interest income	1,444.3	1,104.6	127.8	-	705.6	583.5
Risk provisions for loans and advances	(126.9)	(80.2)	(8.2)	-	(52.5)	(33.7)
Net fee and commission income	575.1	459.4	45.0	-	324.9	287.0
Net trading result	149.3	120.9	19.0	-	55.1	49.4
General administrative expenses	(1,227.5)	(989.1)	(107.6)	-	(613.2)	(550.1)
Income from insurance business	17.9	7.9	3.5	-	14.5	7.9
Other result	(23.7)	(22.6)	(11.6)	-	17.4	8.7
Pre-tax profit	808.5	600.9	67.9	-	451.7	352.6
Taxes on income	(191.2)	(133.0)	(11.5)	-	(114.4)	(87.4)
Minority interests	(53.6)	(24.7)	(21.8)	-	(12.9)	(8.5)
Net profit after minority interests	**563.7**	**443.3**	**34.6**	-	**324.4**	**256.8**
Average risk-weighted assets	24,146.7	16,562.5	2,100.9	-	11,572.0	9,136.9
Average attributed equity	1,565.8	1,115.0	100.1	-	796.2	642.0
Cost/income ratio	**56.1%**	**58.4%**	**55.1%**	-	**55.7%**	**59.3%**
ROE based on net profit after minority interests	**36.0%**	**39.8%**	**34.6%**	-	**40.7%**	**40.0%**

in EUR million	Slovakia 2006	Slovakia restated 2005	Hungary 2006	Hungary restated 2005
Net interest income	239.5	197.3	251.2	219.0
Risk provisions for loans and advances	(16.5)	(11.1)	(34.2)	(17.1)
Net fee and commission income	82.8	82.5	88.4	64.8
Net trading result	20.9	14.9	35.3	34.6
General administrative expenses	(185.0)	(167.3)	(206.9)	(185.8)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	(7.3)	(13.2)	(22.0)	(16.7)
Pre-tax profit	134.3	103.1	111.8	98.9
Taxes on income	(26.5)	(14.1)	(26.3)	(20.6)
Minority interests	(0.1)	0.1	(0.2)	(0.2)
Net profit after minority interests	**107.7**	**89.1**	**85.2**	**78.1**
Average risk-weighted assets	3,387.4	2,421.5	3,949.4	2,606.5
Average attributed equity	240.7	177.3	274.8	193.5
Cost/income ratio	**53.9%**	**56.8%**	**55.2%**	**58.4%**
ROE based on net profit after minority interests	**44.8%**	**50.3%**	**31.0%**	**40.4%**

in EUR million	Croatia 2006	Croatia restated 2005	Serbia 2006	Serbia restated 2005
Net interest income	111.1	101.9	9.2	3.0
Risk provisions for loans and advances	(12.3)	(14.4)	(3.3)	(3.9)
Net fee and commission income	29.7	23.3	4.3	1.9
Net trading result	19.8	20.4	(0.8)	1.7
General administrative expenses	(84.5)	(75.3)	(30.3)	(10.7)
Income from insurance business	0.0	0.0	0.0	0.0
Other result	0.3	(1.7)	(0.3)	0.2
Pre-tax profit	64.1	54.3	(21.3)	(7.9)
Taxes on income	(12.6)	(10.9)	0.1	0.0
Minority interests	(18.5)	(16.6)	0.1	0.3
Net profit after minority interests	**32.9**	**26.8**	**(21.2)**	**(7.5)**
Average risk-weighted assets	2,970.8	2,289.8	166.2	107.8
Average attributed equity	136.4	94.1	17.6	8.1
Cost/income ratio	**52.6%**	**51.7%**	-	-
ROE based on net profit after minority interests	**24.1%**	**28.5%**	-	-

36) Additional information

Assets and liabilities denominated in foreign currency:

in EUR million	2006	restated 2005
Assets	90,944	71,146
Liabilities	75,327	56,731

Unconsolidated foreign investments and goodwill resulting from business combinations before 1 January 2005 are not reported as assets denominated in foreign currencies, as they are accounted in euros.

The assets and liabilities outside Austria are given below:

in EUR million	2006	restated 2005
Assets	108,824	84,713
Liabilities	89,949	73,815

37) Related party transactions

Compensation and other benefits provided to board members and staff of Erste Bank Group are presented and explained in Note 34, Equity.

Loans and advances to and amounts owed to unconsolidated subsidiaries, to companies accounted for at equity and to other investments:

in EUR million	2006	restated 2005
Loans and advances to credit institutions		
Associates accounted for at equity	32	99
Other investments	215	251
Total	**247**	**350**
Loans and advances to customers		
Unconsolidated subsidiaries	417	476
Associates accounted for at equity	242	226
Other investments	1,087	604
Total	**1,746**	**1,306**
Financial assets - at fair value through profit or loss		
Associates accounted for at equity	57	36
Other investments	126	0
Total	**183**	**36**
Financial assets - available for sale		
Other investments	54	0
Total	**54**	**0**
Financial assets - held to maturity		
Associates accounted for at equity	4	4
Other investments	4	4
Total	**8**	**8**
Amounts owed to credit institutions		
Unconsolidated subsidiaries	12	3
Associates accounted for at equity	26	15
Other investments	3,337	2,214
Total	**3,375**	**2,232**
Amounts owed to customers		
Unconsolidated subsidiaries	52	86
Associates accounted for at equity	27	73
Other investments	463	126
Total	**542**	**285**
Debt securities in issue		
Unconsolidated subsidiaries	4	4
Associates accounted for at equity	45	26
Other investments	146	42
Total	**195**	**72**
Subordinated capital		
Other investments	24	28
Total	**24**	**28**

At the end of 2006, DIE ERSTE österreichische Spar-Casse Privatstiftung, a foundation, held approximately 30.5% of the shares of Erste Bank AG, making it the largest shareholder. The foundation received a dividend of EUR 43.1 million on its shareholding in Erste Bank AG in 2006 (for the 2005 financial year). The purpose of the foundation, in addition to holding a substantial equity interest in Erste Bank AG, is to support social, scientific, cultural and charity institutions as well as to generally promote the guiding principles of the savings bank philosophy. The current members of the foundation's management board are Andreas Treichl (chairman of the management board of Erste Bank AG), Franz Ceska and Dietrich Karner. The supervisory board of the foundation had nine members at the end of 2006, two of whom are also members of the supervisory board of Erste Bank AG.

As at 31 December 2006, in respect of the foundation, Erste Bank AG reported accounts payable of EUR 35.2 million and accounts receivable of EUR 7.3 million. Standard derivative transactions for hedging purposes were in place between Erste Bank and the foundation at the end of 2006 (interest rate swaps with a notional value of EUR 75 million and interest rate swaps with caps and floors in the notional amount of EUR 247.4 million each).

In 2006 Erste Bank AG accrued interest income of EUR 3.2 million and interest expenses of EUR 2.7 million payable to the foundation from accounts receivable and payable and from the derivative transactions outlined.

38) Assets pledged as collateral

Assets in the amounts stated below were pledged as collateral for the following liabilities and contingent liabilities:

in EUR million	2006	2005
Amounts owed to credit institutions	5,415	6,168
Amounts owed to customers	1,600	147
Debt securities in issue	1,206	918
Other obligations	304	174
Total	**8,525**	**7,407**

Assets were received as collateral for the liabilities named above in the following amounts:

in EUR million	2006	2005
Loans and advances to credit institutions	886	181
Loans and advances to customers	2,111	1,119
Trading assets	34	23
Financial assets[1]	5,553	6,806
Tangible assets	1	20
Total	**8,585**	**8,149**

1) Financial assets consist of financial assets held to maturity, available for sale, at fair value through profit or loss and investments of insurance companies.

39) Fiduciary transactions

Fiduciary operations are not reported on the balance sheet. They were as follows:

in EUR million	2006	2005
Assets held in trust		
Loans and advances to credit institutions	50	67
Loans and advances to customers	8,449	7,063
Financial assets[1]	846	859
Total	**9,345**	**7,989**
Liabilities held in trust		
Amounts owed to credit institutions	298	286
Amounts owed to customers	8,175	6,797
Debt securities in issue	872	906
Total	**9,345**	**7,989**

1) Financial assets include financial assets – held to maturity, available for sale and financial assets at fair value througt profit or loss as well es investments of insurance companies.

40) Risk report, risk policy and risk strategy

The conscious and selective assumption of risks and their professional management represent a core task of every bank. Erste Bank Group's approach to risk policy is designed for the early identification and effective, active management and limitation of risks. The central focus of these risk management activities is on employing available capital as efficiently as possible bearing in mind the medium- and long-term strategic goals and growth prospects. Erste Bank Group seeks an optimum balance between risk and returns in order to achieve a sustained high return on equity.

The risk management strategy of Erste Bank Group is marked by a conservative approach to banking risks that is driven both by the requirements of customer-centred banking and by the legal environment. Under this risk management strategy, Erste Bank Group uses a group-wide system of risk monitoring and control designed to identify all risks throughout the group (market, credit, business and operational risks), measuring these risks in terms of Value-at-Risk (VaR) and enable the management to exert active control over the identified and measured risks in order to reach the goal of optimising the risk-return relationship.

Risk management organisation

In keeping with relevant law (especially the Austrian Banking Act), the central responsibility for risk management lies with the group management board. One way in which the management board performs this task is by setting an aggregate bank limit based on Value-at-Risk at the quarterly meeting of the **risk committee (RC)**.

As set out in the Erste Bank risk rulebook, the role of the risk committee is to approve amendments to the rules where appropriate, allocate capital at the macro level, set an aggregate risk limit for the bank as a whole based on the bank's risk-absorbing capacity, set an aggregate limit based on Value-at-Risk for market risk activities on the trading book, and define medium-term objectives for risk management.

In order to ensure comprehensive risk management across Erste Bank Group, risk control and management are management board level functions exercised by the **chief risk officer (CRO)**. The CRO's area of responsibility includes the following service units:

_Strategic Risk Management
_Credit Risk Management Austria
_Credit Risk Management International
_Credit Restructuring

The **strategic risk management service unit, as a risk control function,** supports the chief risk officer in furthering the disciplined handling of risks and in harmonising risk management applications for all risk types in the business units. Working closely with the risk management departments of the business units, this unit also ensures the implementation of the risk management strategy.

At every level of the risk management process – particularly concerning market and credit risks – the measurement and monitoring functions are exercised independently of the front-office functions to be supervised, thus safeguarding the separation of front- and back-office.

In addition, the chief risk officer is responsible for the development, implementation and review of limits, of risk reporting, of the risk management strategy and of the associated standards and processes.

The chief risk officer also has oversight of credit risk control for Erste Bank Group. Under the chief risk officer's direction, standards are defined for credit policy and processes, credit portfolio management and risk-adjusted pricing. As well, the chief risk officer is the functional head of the entire credit risk management organisation.

In view of the growing demands placed on risk control, and in the interest of a clear definition of the roles and areas of authority of all units involved, the group credit risk reporting and risk control activities are combined and concentrated in the **strategic risk management** service unit.


Chief Risk Officer (CRO)
STRATEGIC RISK MANAGEMENT
Group Risk Control
Group Credit Risk Reporting & Credit Standards
Group Market Risk Control
Group Credit Risk Control
Group Operational Risk Control
Rating Systems & Methods

Risk Control

The **group risk control** department forms part of the strategic risk management service unit. The group risk control department acts as the central and independent risk control unit required by section 39 (2) of the Austrian Banking Act and formulates group guidelines for processes relating to risk management (these guidelines are codified in the Erste Bank risk rule book). As an organisational arm independent of the business units, group risk control thus ensures that all measured risks are within the limits set by the management board based on Value-at-Risk.

The core competencies of the group risk control department in the risk control process include the daily computation, analysis and reporting of market risks for the whole group and the timely and continuous monitoring of credit, business and operational risks on the basis of Value-at-Risk. Another key function is the aggregation of all risks (market, credit, business and operational) into a measure of total bank risk (economic capital) as part of the determination of risk-absorbing capacity. Finally, the group risk control department also prepares regular reports to the management board based on Value-at-Risk. In the middle of 2005, the mandate of the group risk control department was extended to include the development and validation of rating methods and systems in Erste Bank Group.

To do justice to this broad mandate, the group risk control department is divided into four groups focusing respectively on market risk, credit risk, operational risk, and rating methods and systems. The market, credit and operational risk sub-units each calculate Value-at-Risk on an ongoing basis with the aid of implemented models. Their other responsibilities include the refinement and updating of the models and measurement methods employed and the rollout of the risk control process in the group. The rating methods and systems group is responsible for developing and implementing standard rating methods and systems throughout Erste Bank Group.

Risk control process

Erste Bank Group's independent risk control process consists of five elements:

_Risk identification at Erste Bank Group means the detection of all relevant risks related to banking operations. A systematic and structured approach to this task is emphasised. Aside from existing risks, potential risks also need to be identified. The aim of risk identification is the permanent, timely, rapid, complete and cost-effective capture of all individual risks that have a bearing on the achievement of Erste Bank Group's business targets. However, risk identification is concerned not only with the early detection of risks themselves, but also with the most complete possible recognition of all sources of risk.

_Risk measurement at Erste Bank Group means the valuation and analysis of all quantifiable risks on the basis of Value-at-Risk.

_The expected loss is the average amount which Erste Bank loses per year in its business activities. This represents the average annual observed historical loss over the course of an economic cycle. These foreseeable costs enter into pricing as a risk premium (standard risk costs) and must be recouped through the terms extended to customers. The expected loss thus does not pose a risk for Erste Bank, but simply a cost of doing business.

_The unexpected loss (equivalent to Value-at-Risk) is the maximum actual loss in excess of this amount for a given observation period and for a predetermined probability of occurrence (expressed in terms of a confidence level). Capital must be allocated to cover this unexpected loss.

_In addition, stress scenarios are defined, with the goal of quantifying the losses that may be triggered by extremely adverse, albeit highly unlikely, events. The information gained from stress test scenarios complements VaR results, making it easier to predict the effects of potential extreme market movements.

_Risk aggregation refers to the compilation of the results of Value-at-Risk-based risk measurement for the individual risk types (taking into account diversification effects) into an aggregate potential loss from the assumption of risk. This resulting aggregate measure is known as economic capital (representing VaR at a confidence level of 99.95% over a one-year time period). In a multi-stage process, this aggregate total potential loss from the assumption of risk (economic capital) is compared to the resources (earnings potential, reserves and equity) available to cover potential losses. At Erste Bank this is done as part of the determination of risk-absorbing capacity.

_Risk limit-setting at Erste Bank refers to the setting of a loss ceiling (aggregate bank limit) by the management through the risk committee based on the periodic determination of risk-absorbing capacity, which takes into account the bank's equity base and profitability situation.

_Risk reporting at Erste Bank means continual reporting to management of the results of the various Value-at-Risk calculations in the individual risk types (a daily VaR report by the market risk control group via Erste Bank's electronic management information system, monthly and quarterly reports, and calculation of risk-absorbing capacity).

Risk types

Market risk

Fluctuation in interest rates, exchange rates, security prices and commodity prices creates market risks. Market risks derive both from short-term trading (the trading book) in instruments whose prices are fixed daily as well as from the traditional banking business (the banking book).

Taking into account the bank's risk-absorbing capacity and projected earnings, the management board sets the aggregate limit in the risk committee. The aggregate limit is then allocated by the market risk committee based on a recommendation by the decentralised financial markets risk management unit. All market risk activities are assigned risk limits that, in the aggregate, are statistically consistent with the aggregate Value-at-Risk limit covering all market risks of Erste Bank. Limit compliance is verified at several levels: by the appropriate local risk management unit, by risk management financial markets unit and also by the independent group risk control unit.

A key step in limit-setting is the estimation of the potential losses that could result from market movements. This amount – Value-at-Risk – is calculated at group level on a daily basis and relayed to the management board via the electronic management information system. Value-at-Risk is determined by the historical simulation method. In its analysis Erste Bank uses a 99% confidence level and holding periods of one and ten days. The validity of the statistical methods applied is continually checked by backtesting.

Extreme market situations can exert a strong influence on the value of trading positions and may thus have extraordinary effects on trading results. The main such events are market movements that have a low probability of occurrence. Relying on purely statistical methods such as Value-at-Risk to measure risk does not adequately take into account the consequences of crisis situations. Erste Bank therefore supplements its Value-at-Risk-based risk measurement with stress testing by several methods (historical worst, extreme value theory, scenario analysis). The results of these assessments are made available to the management board via the electronic management information system.

The market risk model approved by the Austrian Financial Market Authority is used to determine the minimum regulatory capital requirements of Erste Bank Group under the Austrian Banking Act. The calculation employs the most favourable multiplier possible (3), assigned by the Financial Market Authority on the basis of an appraisal by the Austrian National Bank.

The following table shows the Value-at-Risk amounts for December 2006 (unaudited, in EUR thousand, 99% confidence level, holding period of one day):

	Total	Interest	Currency	Shares	Commodity	Volatility
Erste Bank Group	**16,096**	**12,340**	**1,140**	**8,222**	**111**	**1,887**
Banking book	10,957	9,749	159	3,826	0	0
Trading book	5,643	2,630	1,264	4,526	111	1,887

Credit risk

Credit risk arises in traditional lending business (losses incurred by the default of obligors or by the need to provision assets as a result of the deteriorating credit quality of borrowers) as well as from trading in market-risk instruments (counterparty risk). Country risks are recognised implicitly in the calculation of credit risk.

The task of the group credit risk control unit within the group risk control department in this context is the measurement of credit risk, using a portfolio model based on credit Value-at-Risk, for the entire credit business of Erste Bank AG and the largest foreign and domestic subsidiaries. Neither the group risk control department nor the group credit risk control unit is involved in the operational credit decisions. That responsibility falls entirely to the relevant decentralised credit risk management units: Credit Risk Management International and Credit Risk Management Austria.

Measurement of credit VaR is based on confidence levels of 95% and 99.95% (as in the total-bank risk management calculation of risk-absorbing capacity) and a risk horizon of one year. The central risk drivers in the portfolio model – the probabilities of default and transitional probabilities for each customer segment – are determined based on the group's own rating history and used in the calculation of credit Value-at-Risk.

The new standard risk cost model was introduced in Erste Bank AG's marginal costing at the beginning of 2005, using internal probabilities of default and transition probabilities. This measure was carried out in anticipation of the operational application of the Basel II provisions to credit pricing. Beginning in 2007, after a one-year preparation phase, the standard risk cost model of Erste Bank AG will also be employed in the entire savings bank group.

The development of stress test models required by the Austrian supervisory authorities for foreign currency lending and for loans with loan repayment investments was completed in 2005. The stress tests have since 2005 been performed semi-annually at Erste Bank AG and the savings banks.

Operational risk

In line with banking law, Erste Bank defines operational risk as "the risk of loss resulting from inadequacy or failure of internal processes, people or systems, or from external events." Both quantitative and qualitative methods are used to identify operational risks, and are refined further in order to capture all information relevant to risk management. Consistent with international practice, the responsibility for managing operational risk rests with line management.

The quantitative measurement methods are based on internal loss experience data, which are collated across the group using a standard methodology and entered in a central data pool. In order to be able to model losses that have not occurred in the past but that are nonetheless possible, scenarios and external data are also used. A noteworthy development in this context was the group-wide participation in the ORX loss data consortium in 2006.

Next to quantitative methods, qualitative approaches are used to determine operational risk, primarily by performing risk assessment surveys. The results and risk control suggestions from these responses by experts are reported to line management and thus serve as decision support to reduce operational risks. Towards the same end, at the subsidiaries a simplified top-down approach is currently used (risk mapping). In order to ensure early detection of changes in risk potential that may lead to losses, Erste Bank is a leading participant in an international study to define key risk indicators.

Since the beginning of 2004 the insurance cover procured by Erste Bank Group is combined in a group-wide insurance programme. By this approach, which involves retaining part of the losses in a captive reinsurance firm, the expenses for the group's traditional property insurance needs were reduced. The resulting savings are used to buy additional cover for previously uninsured bank-specific risks.

The quantitative and qualitative methods outlined, including the insurance concept and modelling approaches, form the operational risk framework of Erste Bank. Through periodic reporting, relevant information from these areas is communicated to the management board on a quarterly basis. A key ratio in this context is operational Value-at-Risk, which is calculated for Erste Bank AG and the group as a whole.

The operational risk framework and the structure of operational risk management and control at Erste Bank was also defined in the risk rulebook, thus safeguarding the complete identification of all risk components and the consistent treatment of all operational risks.

Business risk (fixed-costs risk)

Business risk, or fixed-costs risk, is defined by Erste Bank as the risk that an unexpected decline in revenues will lead to a loss because of the inflexibility of fixed costs. Known also as operating leverage risk, business risk thus reflects the degree of volatility of the major income and expense items in Erste Bank's marginal costing. Such unexpected fluctuations in income may be caused by changes in the competitive environment or customer behaviour or by technological advances.

Controlling Erste Bank´s overall risk

At Erste Bank AG, the regulatory requirements for qualitative risk management that result from pillar 2 of Basel II (Supervisory Review Process) and from the ICAAP (Internal Capital Adequacy Assessment Process) consultation paper of the CEBS (Committee of European Banking Supervisors) are fulfilled by the long-established calculation of risk-absorbing capacity and by risk-adjusted performance measurement.

Determination of risk-absorbing capacity

It follows from the calculus of risk-absorbing capacity that the objective of overall bank-level risk control must be to ensure the bank's continued solvency. The central tool for achieving the sustained solvency of Erste Bank AG is the calculation of risk-absorbing capacity. In this computation, the Value-at-Risk resulting from the different risk types is aggregated to arrive at the total potential loss from the assumption of risk (economic capital) and this loss potential is then compared in a multi-stage process to the resources (earnings potential, reserves and equity) available to cover these potential losses. Aside from the risk actually measured, a safety buffer and the existing risk limits are also taken into account on a Value-at-Risk basis. The point of this comparison is to determine the extent to which the bank is in a position to absorb potential unexpected losses (the bank's risk-absorbing capacity). Risk-absorbing capacity thus represents a limit on the aggregate risk activities of Erste Bank. Based on the bank's measured ability to absorb risk, the management board establishes an aggregate bank limit at the quarterly risk committee meeting.

The measure of risk used to calculate this aggregate bank limit is the economic capital that the bank must hold in order to cover its risk. This economic capital is defined as the minimum capital necessary on an annual basis to cover unexpected losses, at a confidence level of 99.95% derived from the default probability of Erste Bank's target rating. The objective of calculating this figure is to determine the amount of capital needed in order to ensure Erste Bank's continued viability even in extreme loss scenarios. This figure also allows for comparative measurement and aggregation of all risks. In parallel with this approach based on economic capital, the risk-absorbing capacity is also calculated at a much lower confidence level of 95% and conveyed to the management as supplementary information.

Erste Bank AG´s aggregate risk by risk type (unaudited)

Allocation of economic capital (99.95% confidence level) at 31 December 2006


1.2 %
Business risk
2.8%
Market risk
7.5%
Operational risk
17.1%
Operational risk from credit risk
71.4 %
Credit risk

Risk-adjusted performance measurement (RAPM) and shareholder value added

Building on this calculation of risk throughout the bank based on Value-at-Risk for the different types of risk, Erste Bank is able to use the economic capital determined for each business area as the crucial component in the calculation of risk-adjusted return on economic capital (RoEC). This figure compares all revenue with the risk that is taken in generating it, using economic capital as the measure of risk. As part of measuring risk-adjusted performance, a comparison is drawn between the results of marginal costing based on regulatory capital and the results based on economic capital.

Return on economic capital (RoEC) is determined for each business unit. This extends the existing controlling tools – such as marginal costing based on regulatory capital – by also making available to management the information it needs to view the entire bank through the lens of risk-return ratios. Going beyond the determination of regulatory capital adequacy, this parallel calculation also lays the foundation for risk-efficient capital allocation based on risk-adjusted performance measurement (RAPM). Thus, economic capital and RoEC combine risk limit-setting aimed at preserving the Bank's continued existence (going concern principle) with active risk and capital management geared to increasing Erste Bank's enterprise value for its shareholders.

Decentralised risk management

The decentralised financial markets risk management unit within the treasury business unit is responsible for the day-to-day control of the market risk associated with trading activities. It oversees market risk limits and counterparty limits. Other key duties include risk reporting, supporting the trading desk, legal support, testing of new products and – in co-ordination with the group risk control department – market risk management.

The treasury business is also where market risks relating to the banking book are measured. The balance sheet management unit submits monthly reports to the asset liability committee ("ALCO") on the interest rate risk of Erste Bank Group and the savings bank group, to be used as a basis for adjusting balance sheet risks. The responsibility for operational credit risk management rests with two service units: **Credit Risk Management Austria** and **Credit Risk Management International**. Foreign branches and subsidiaries have their own risk management units as required.

Basel II

In order to implement the requirements of the new capital adequacy regulations (Basel II/Brussels), Erste Bank Group operates a dedicated Basel II programme. Its technical direction is provided by the **strategic risk management** unit.

ICAAP implementation in the savings bank group

An ICAAP concept taking account especially of the principle of proportionality has been developed jointly with savings banks, the Savings Bank Association and the Savings Bank Audit Association. The conditions are thus in place for meeting the quantitative requirements of Basel II/Pillar 2 and ICAAP. This concept of a capital adequacy assessment for savings banks has been technically implemented by the Savings Bank Association and has been available to all savings banks as an on-line tool since the autumn of 2005.

Advanced approaches to measuring credit, market and operational risk

Erste Bank AG was an active participant in the consultation process shaping the new capital adequacy regulations for banks. As required, Erste Bank Group in 2006 was audited regarding credit risk by the Austrian Financial Market Authority (FMA). On 31 January 2007 the FMA conveyed its decision that Erste Bank has qualified for advanced approaches (as defined under Basel II) effective from the entry of the new regulations into force on 1 January 2007.

From 2007, for Austria and for the Czech Republic the Advanced IRB Approach will be used in the retail segment and the Foundation IRB Approach will be used in all other Basel-segments. For the measurement of market risk in the trading book, an internal model approved by the Austrian supervisory authority is already in place, and the model for measuring interest rate risk in the banking book already to a large extent satisfies the Basel II requirements. In the area of operational risk, Erste Bank is working to qualify for an advanced measurement approach (the Loss Distribution Approach) from the beginning of 2008. In 2007 operational risk will be measured by the Basic Indicator Approach.

Credit risk

in EUR million	Total loans and advances to credit institutions and customers (incl. fixed-income securities)	Guarantees/letters of credit	Total 2006	Total restated 2005
Banking and insurance	47,804	5,128	52,932	48,419
Private customers	35,348	204	35,552	28,033
Public administration, social security	20,753	2,133	22,886	21,664
Manufacturing	9,091	2,292	11,383	8,380
Real estate	16,574	1,127	17,701	14,019
Trade	8,866	1,116	9,982	8,175
Construction	3,526	1,272	4,798	4,274
Hotels and restaurants	3,213	233	3,446	3,416
Transport and communication	2,939	492	3,431	2,933
Energy and water supply	1,737	263	2,000	1,434
Other	6,445	418	6,863	6,106
Total	**156,296**	**14,678**	**170,974**	**146,853**

The total comprises loans and advances to credit institutions and customers, fixed-income securities held in the trading portfolio, in the fair value portfolio, in the available for sale portfolio and in the held to maturity portfolio, as well as off-balance-sheet credit risks.

The movement in risk provisions is explained in Notes 2 and 16.

Interest rate risk

Interest rate risk is the risk of adverse change in the fair value of financial instruments caused by movement in market interest rates. This type of risk arises when mismatches exist between assets and liabilities (including off-balance-sheet items) in respect of their maturities or of the timing of interest rate adjustments.

In order to identify interest rate risk, all financial instruments, including transactions not recognised in the balance sheet, are grouped into maturity bands based on their remaining term to maturity or term to an interest rate adjustment.

The following tables list the open fixed-income positions held by the group in the four currencies that carry significant interest rate risk: the euro, Czech koruna, Slovak koruna and Hungarian forint.

Only those open fixed-income positions are shown which are not allocated to the trading book. Positive values indicate fixed-income risks on the asset side, i.e. a surplus of asset items; negative values represent a surplus on the liability side.

Open fixed-income positions not assigned to the trading book (unaudited)

in million	1-3 years	3-5 years	5-7 years	7-10 years	over 10 years
Fixed-interest gap in EUR positions at 31 December 2006	(535.8)	694.8	2,062.6	1,229.0	406.0
Fixed-interest gap in CZK positions at 31 December 2006	(48,053.2)	10,071.2	18,936.5	9,542.4	6,343.9
Fixed-interest gap in SKK positions at 31 December 2006	(8,782.0)	1,588.8	12,317.1	1,243.3	1,961.2
Fixed-interest gap in HUF positions at 31 December 2006	7,859.4	15,074.4	562.3	183.6	33.7

Hedging

The goals of market risk management for the banking books of Erste Bank Group are to optimise the risk position while taking into account the economic environment, competitive situation, fair value risk and effect on net interest income; to maintain an appropriate liquidity position for the group; and to centrally manage all market risks inherent in the banking book via the group's asset liability committee.

In keeping with the goals of risk management, hedging activities focus on the two main control variables – net interest income and fair value risk. Two kinds of instruments are available with which to manage these variables: cash flow hedges are used to hedge the exposure to variability in cash flows. Fair value hedges are employed to reduce market risk.

Fair value hedges are currently used to turn fixed-income or structured transactions into variable-income transactions. The current policy on debt securities in issue is to use fair value hedges to convert those issues that are not money-market-linked into issues that are. Other fair value hedges were set up for part of the syndicated loan portfolio and for fixed-interest loans.

Interest rate swaps and floors are the main instruments used for these fair value hedges. In connection with issuance, fair value is also hedged by means of cross-currency swaps, swaptions, caps, floors and other types of options.

Cash flow hedges are used for three objectives: to turn money-market-linked transactions into fixed-interest transactions and thus reduce interest rate risk; to safeguard a minimum interest rate via floors; and to hedge anticipated foreign currency interest income against exchange rate risk. Some of the revolving money market liabilities are currently converted into fixed interest transactions. Floors are used to secure a minimum interest rate on money-market-linked loans in case of declining market interest rates.

Interest rate swaps and floors were employed to hedge interest cash flows. Currency risk was hedged with spot transactions and currency swaps.

41) Total volume of unsettled derivatives at 31 December 2006

in EUR million	Nominal amount by maturity < 1 year	1-5 years	> 5years	Total	Fair value Positive	Negative
Interest rate contracts						
OTC products						
Interest rate options						
Purchase	25,209	25,286	7,288	57,783	535	(11)
Sale	21,562	24,288	8,265	54,115	13	(600)
Interest rate swaps						
Purchase	129,239	46,728	32,522	208,489	3,888	(3,488)
Sale	139,910	42,870	25,398	208,178	784	(1,163)
FRA's						
Purchase	9,129	546	0	9,675	9	(1)
Sale	8,965	546	0	9,511	1	(6)
Listed products						
Futures						
Purchase	1,263	131	34	1,428	0	0
Sale	2,871	476	472	3,819	0	0
Interest rate options						
Purchase	482	0	0	482	1	0
Sale	0	0	0	0	0	0
Currency contracts						
OTC products						
Currency options						
Purchase	5,733	531	0	6,264	38	(28)
Sale	5,592	835	22	6,449	18	(58)
Currency swaps						
Purchase	42,477	2,275	1,826	46,578	477	(362)
Sale	41,810	2,578	1,489	45,877	557	(292)
Listed products						
Futures						
Purchase	245	0	0	245	0	(14)
Sale	236	0	0	236	3	0

in EUR million	Nominal amount by maturity < 1 year	1-5 years	> 5years	Total	Fair value Positive	Negative
Precious metal contracts						
OTC products						
Precious metal options						
Purchase	1	10	11	22	0	0
Sale	1	10	11	22	2	0
Listed products						
Futures						
Purchase	3	0	0	3	0	0
Sale	3	0	0	3	0	0
Securities-related transactions						
OTC products						
Share options						
Purchase	305	526	143	974	79	(56)
Sale	273	558	409	1,240	1	(15)
Listed products						
Futures						
Purchase	114	0	0	114	1	0
Sale	217	0	0	217	0	(1)
Share options						
Purchase	288	0	0	288	1	0
Sale	912	14	84	1,010	0	0
Total	**436,840**	**148,208**	**77,974**	**663,022**	**6,408**	**(6,095)**
OTC products						
Purchase	212,093	75,902	41,790	329,785	5,026	(3,946)
Sale	218,113	71,685	35,594	325,392	1,376	(2,134)
Listed products						
Purchase	2,395	131	34	2,560	3	(14)
Sale	4,239	490	556	5,285	3	(1)

42) Fair value of financial instruments

In the table below, the (unaudited) fair values of individual balance sheet items are compared to the corresponding carrying amounts.

Fair value is the amount which could be obtained by the sale of a financial instrument on an active market or which would have to be paid in order to purchase the instrument in question. Financial instruments are measured at fair value where available, and at standardised, generally accepted valuation models where no market price is available. Net present values are determined for linear derivatives (e.g. interest rate swaps, cross currency swaps, foreign exchange forwards and forward rate agreements) by discounting the replicating cash flows. Plain vanilla OTC options (on shares, currencies and interest rates) are valued using option pricing models of the Black-Scholes class, Complex interest rate derivatives are measured using Hull-White and/or BGM models. Credit derivatives are valued with the aid of hazard rate models.

Erste Bank only uses valuation models which have been tested internally and for which the valuation parameters (such as interest rates, exchange rates and volatility) have been determined independently.

For items without a contractual fixed maturity, the carrying amount was used.

in EUR million	2006		restated 2005	
	Fair value	Carrying amount	Fair value	Carrying amount
ASSETS				
Cash and balances with central banks	7,378	7,378	2,728	2,728
Loans and advances to credit institutions	16,595	16,616	16,854	16,858
Loans and advances to customers	97,017	97,107	80,624	80,419
Risk provisions for loans and advances	(3,133)	(3,133)	(2,817)	(2,817)
Trading assets	6,188	6,188	5,426	5,426
Financial assets - at fair value through profit or loss	4,682	4,682	4,370	4,370
Financial assets - available for sale	14,927	14,927	14,537	14,537
Financial assets - held to maturity	16,818	16,700	15,421	15,122
Investments of insurance companies	7,342	7,329	7,119	7,066
Derivatives in banking book (other assets)	111	111	530	530
LIABILITIES				
Amounts owed to credit institutions	37,603	37,688	33,833	33,911
Amounts owed to customers	90,512	90,849	72,668	72,793
Debt securities in issue	21,814	21,814	21,291	21,291
Trading liabilities	1,200	1,200	1,304	1,304
Subordinated capital	5,210	5,210	4,290	4,290
Derivatives in banking book (other liabilities)	345	345	236	236

43) Contingent liabilities and other obligations

in EUR million	2006	restated 2005
Contingent liabilities		
Guarantees and warranties	14,661	10,130
Other	380	287
Total	**15,041**	**10,417**
Other obligations		
Undrawn credit and loan commitments, promissory notes	19,217	16,576
Other	1,109	1,317
Total	**20,326**	**17,893**

Legal proceedings

Haftungsverbund

In 2002 Erste Bank together with most Austrian savings banks formed the Haftungsverbund on the basis of several agreements. While the primary purpose of the Haftungsverbund was to establish a joint early warning system as well as a cross guarantee arrangement of member savings banks, and to strengthen cooperation in the savings bank group, the Haftungsverbund agreements also enable Erste Bank and the other member institutions to qualify as a "group of credit institutions" within the meaning of section 30 of the Austrian Banking Act. This allows Erste Bank to consolidate the "qualifying capital" (as required under section 24 of the Act) and the risk-weighted assets (as required under section 22 of the Act) of the members of the Haftungsverbund.

The consolidation of the Haftungsverbund members' qualifying capital and risk-weighted assets originally resulted in an improvement of approximately 0.55% in the Tier 1 (core) capital ratio of Erste Bank Group. Without the qualifying capital of the other Haftungsverbund member savings banks, Erste Bank would still comply with the statutory minimum levels of regulatory capital.

At the end of 2003 an Austrian competitor of Erste Bank alleged to the Austrian Financial Market Authority (FMA), to the Austrian Federal Competition Authority and to the European Commission that the formation of the Haftungsverbund between the Erste Bank and a number of the other Austrian savings banks violated European banking law and competition law.

A subsequent examination by the FMA of the validity of the competitor's allegations concluded that the FMA will continue to apply section 30 (2a) of the Austrian Banking Act and confirmed that the Haftungsverbund qualifies as a group of credit institutions.

In the competition proceedings, the competitor and the Austrian Federal Competition Authority requested the Austrian Cartel Court to set aside the Haftungsverbund because of an alleged infringement of article 81 of the EC Treaty. In July 2006, the Cartel Court handed down a preliminary decision in this case, which is not yet legally binding. In this decision, the court found that the agreements which constitute the Haftungsverbund are substantially in compliance with article 81 of the EC Treaty as, among other reasons, they are beneficial to consumers. This relates in particular to the joint marketing and business strategy within the Haftungsverbund as well as to the early warning system and the cross-guarantee system.

However, the court also held that certain aspects of the agreements restrain competition in principle (notably the fact that the savings banks disseminate some sensitive information not only to the Steering Company (legitimately) but also to Erste Bank).

As it handed down only a preliminary decision, the court did not stipulate any conclusions or consequences from its findings that would need to be implemented by Erste Bank and the other parties to the proceedings. The court explicitly left open its decision on the substance of the case.

This decision by the Cartel Court does not affect the permissibility of the consolidation of the savings banks' qualifying capital in the balance sheet of Erste Bank. However, it cannot be ruled out that the Cartel Court will impose measures which are incompatible with Erste Bank's reporting obligations as group parent under banking law. Erste Bank (together with the other members of the Haftungsverbund) is in the process of developing alternative solutions for this eventuality.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory judgment that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act. In November 2005 this application was widened to also cover a supplementary agreement to the Haftungsverbund, entered into as a test case by Erste Bank, s-Haftungs- und Kundenabsicherungs GmbH and a savings bank. On 9 November 2006 the Court handed down its ruling in the case, which is subject to appeal. In the judgment, which was welcomed by Erste Bank as very favourable, the Court determined that the supplementary agreement of November 2005 qualifies as a Zusammenschluss (merger) within the meaning of the Austrian Cartel Act. The Austrian Federal Competition Authority has appealed against this decision to the Supreme Court, which acts as appellate court in cartel matters. A final decision by the Supreme Court is not expected until mid-2007.

If the Supreme Court upholds the recent ruling, Erste Bank will enter into such agreements with all other interested savings banks. After formal authorisation of this "Zusammenschluss" (merger) by the Austrian competition authorities, all participating savings banks and Erste Bank will collectively qualify as an economic unit as defined by competition law. This has the effect that (following the precedent of the Viho case adjudicated by the European courts) the internal relations between Erste Bank and the respective savings banks will fall outside the scope of anti-trust rules.

Austrian Cartel Court ruling on Central European Acquisitions

In 2005 Erste Bank applied to the Austrian Cartel Court for a declaration that the acquisitions of majority interests in Česká spořitelna a.s., Slovenská sporiteľňa a.s., Postabank and Riječka banka between 2000 and 2003 were not subject to Austrian merger control requirements.

In March 2006 the Austrian Supreme Court ruled that the acquisitions of Postabank and Riječka banka are exempt from the notification requirements under section 41 et seq. of the Austrian Cartel Act (confirming the Cartel Court's prior decision to this effect), and that the acquisitions of Česká spořitelna and Slovenská sporiteľňa also are exempt. As a precautionary measure, during these proceedings Erste Bank had also formally applied for approval of the acquisitions and obtained the approvals in October 2005.

Lombard proceedings

In December 2006 the Court of First Instance of the European Communities dismissed the action of Erste Bank for annulment of the so-called "Lombard" decision of the EU Commission and thus also affirmed the amount of the fine of EUR 37.7 million imposed on Erste Bank in 2002. Erste Bank has filed an appeal against this decision with the European Court of Justice. Erste Bank already paid the full amount of the fine in 2002.

State aid to Erste Bank Hungary

As mentioned in the most recent annual reports, the European Commission in the course of its review of past state aid granted by the governments of newly acceded European Union member states has initiated against Hungary the formal investigation procedure provided in article 88 (2) of the EC Treaty, as the Commission has misgivings as to the compatibility of an "indemnity for unknown claims" – granted to Erste Bank by the Republic of Hungary at the acquisition of Postabank – with the Acquis Communautaire. This investigation, in which Erste Bank participates as an interested party, is still pending and has not yet led to a decision.

Erste Bank does not expect the outcome of this investigation to have a material effect on Erste Bank, particularly as no "unknown claims" have materialised since the acquisition of Postabank.

Potential law suit by Deloitte Hungary against Erste Bank Hungary

A suit has been brought against Deloitte Hungary, which had been the auditor of the former Postabank, by the Hungarian state alleging that, as the majority shareholder of Postabank, the Republic of Hungary suffered losses of HUF 171 billion as a result of negligence by Deloitte Hungary. The lawsuit is in respect of Deloitte Hungary's auditing of Postabank's financial statements for the year ended 31 December 1997, as well as the interim financial statements for the six months ended 30 June 1997 and the period ended 31 July 1998. The Hungarian state alleges that Deloitte Hungary was negligent in not uncovering certain transactions which disguised losses suffered by Postabank and discrepancies in respect of Postabank's provisioning and certain other matters. The Hungarian state alleges in particular that if Deloitte Hungary had uncovered these problems in the course of its audit activity, the shareholders of Postabank would have taken corrective action that would have prevented further losses. In 2005 the Hungarian court of first instance found that Deloitte Hungary and the Hungarian state were each 50% liable for the inaccuracies in Postabank's financial statements. The case is now before the court of appeal. The question of damages, should it become relevant, will only be considered thereafter.

Deloitte Hungary has advised Erste Bank Hungary that, if it is found liable, it will bring suit against Erste Bank Hungary as the legal successor to Postabank alleging that any inaccuracies in the financial statements of Postabank were the result of misleading data provided to Deloitte Hungary by Postabank. Erste Bank currently expects that a law suit will not be filed until the case between Deloitte Hungary and the Hungarian state is resolved in a final judgment, which is not expected to occur for at least two years. However, there is no certainty as to whether, and if so, when, such a law suit will be filed.

Ruling of the Supreme Court concerning the adjustment of savings deposit rate

In a ruling published in January 2006, the Austrian Supreme Court has declared certain clauses used by an Austrian competitor in its terms and conditions for savings accounts to be contrary to consumer protection law. One of these clauses deals with the right of the credit institution to unilaterally change the savings deposit rate. This clause is used not only by the competitor in question, but by most Austrian credit institutions, including Erste Bank. According to the judgment of the Supreme Court, a credit institution may not adjust the interest rate of a savings book unilaterally and without having more closely stipulated the conditions for such adjustment in advance, unless such adjustment is reasonable, in particular if the change is only minor and objectively justified.

In public statements Austrian consumer protection organisations argue that, as a result of this leading decision, credit institutions not only have an obligation to change the interest rate adjustment clause used thus far for savings accounts, but also that this ruling provides grounds forreviewing whether past adjustments of the applicable interest rates on savings accounts were objectively justified, including reviewing the possibility of consumers asserting claims against credit institutions retroactively. The consumer protection organisations have announced that they expect Austrian banks to honour justified claims made by customers on these grounds and that otherwise, they would file further test cases concerning interest rate adjustment for savings accounts.

Ecetra settlement case

Ecetra, the internet brokerage subsidiary of Erste Bank, is affected by a legal dispute involving several parties. The financial consequences of this dispute, which is related to the settling of securities transactions for customer accounts, exerted an adverse effect on the result of Erste Bank in 2006. However, there should be no negative impact on forecasts for the years after 2006. The transactions and activities of the parties involved in the trading leading to this situation are also the subject of investigations by the Austrian Financial Market Authority.

Banca Comercială Română

Several lawsuits are pending against BCR which result from the merger of the former Bancorex into BCR in 1999. In the course of the due diligence before acquiring BCR, Erste Bank examined these proceedings and the guarantee mechanism in place in favour of BCR in relation to these litigations and certain future disputes, and ensured in the acquisition process that no undue risk will arise from it for Erste Bank. This was safeguarded in particular by determining that the measures granted shall not be qualified as unlawful state aid.

Česká spořitelna – Consumer protection claims

In 2006, a Czech consumer protection organisation initiated legal proceedings as test cases against Czech banks – first against a competitor bank and later also against Česká spořitelna – in which it challenges the practice of charging certain fees in relation to maintaining current accounts and for closing accounts. In the campaign in preparation for and support of these law suits, consumers have been encouraged to participate and the consumer protection organisation has had the backing of politicians and media.

44) Analysis of remaining maturities at 31 December 2006

in EUR million	On demand	Up to 3months	3months -1 year	1-5 years	> 5 years
Loans and advances to credit institutions	1,164	11,606	2,123	1,489	234
Loans and advances to customers	6,950	11,301	12,103	26,341	40,412
Trading assets	381	174	639	1,849	3,145
Financial assets - at fair value through profit or loss	489	122	127	2,031	1,913
Financial assets - available for sale	567	598	881	4,327	8,554
Financial assets - held to maturity	1	699	1,999	9,796	4,205
Total	**9,552**	**24,500**	**17,872**	**45,833**	**58,463**
Amounts owed to credit institutions	1,855	28,364	2,198	3,126	2,145
Amounts owed to customers	33,767	21,149	12,437	11,059	12,437
Debt securities in issue	6	2,808	3,128	7,629	8,243
Subordinated capital	0	122	24	631	4,433
Total	**35,628**	**52,443**	**17,787**	**22,445**	**27,258**

45) Events after the balance sheet date

In January 2007 Erste Bank signed a purchase agreement to acquire 100% of **Diners Club Adriatic d.d. Croatia (DCA)**, one of the leading Croatian credit card companies. The final purchase price will depend on the company's earnings for the 2006 financial year, but will not exceed EUR 153 million. The closing of the transaction still requires the approval of the supervisory authorities in Croatia and Austria.

The acquisition of 100% of **Bank Prestige, Ukraine**, for which the purchase agreement had been signed in December 2006, was closed successfully on 24 January 2007.

As notified by the Austrian Financial Market Authority on 31 January 2007, Erste Bank Group has qualified for the application of advanced approaches (as defined under **Basel II**) to the calculation of capital adequacy.

From 2007 onwards, Erste Bank seeks to apply, the Advanced IRB Approach in the retail segment and the Foundation IRB Approach in the other Basel segments. Market risks are already covered by an internal model approved by the Austrian supervisory authority. In 2007 operational risk will be measured by the Basic Indicator Approach.

46) Boards of Erste Bank der oesterreichischen Sparkassen AG

SUPBERVISORY BOARD

Heinz Kessler, President	Retired CEO
Georg Winckler, First Vice President	Rector of the University of Vienna Professor of Economics at the University of Vienna
Theresa Jordis, Second Vice President	Attorney at law
Bettina Breiteneder	Businesswoman
Elisabeth Gürtler	Businesswoman
Jan Homan	Chief Executive Officer of Teich AG
Werner Hutschinski, until 19 May 2006	Retired General Manager
Josef Kassler	Retired CEO
Lars-Olof Ödlund	Advisor
Wilhelm Rasinger	Businessman
Friedrich Rödler	Public Accountant and Tax Consultant
Hubert Singer	Chief Executive Officer of Dornbirner Sparkasse AG
Gabriele Zuna-Kratky, since 19 May 2006	Manager of Technisches Museum Wien

REPRESENTATIVES OF THE STAFF COUNCIL

Günter Benischek	Chairman of the Central Staff Council
Erika Hegmala	Vice Chairwoman of the Central Staff Council
Ilse Fetik	Member of the Central Staff Council
Joachim Härtel	Member of the Central Staff Council
Christian Havelka	Member of the Central Staff Council
Anton Janku	Member of the Central Staff Council

REPRESENTATIVES OF THE SUPERVISORY AUTHORITY

Robert Spacek	Senior Senate Councillor, State Commissioner
Dietmar Griebler	Senate Councillor, Deputy State Commissioner
Sabine Kanduth-Kristen	State Controller for Premium Reserve
Eduard Moser	Deputy State Controller for Premium Reserve
Irene Kienzl	Trustee under Mortgage Bank Act
Anton Rainer	Deputy Trustee under Mortgage Bank Act

MANAGING BOARD

Andreas Treichl	Chairman
Elisabeth Bleyleben-Koren	Vice Chairwoman
Reinhard Ortner	Member
Franz Hochstrasser	Member
Erwin Erasim	Member
Christian Coreth, until 31 October 2006	Member
Bernhard Spalt, since 1 November 2006	Member

47) Details of the companies wholly or partly owned by Erste Bank Group at 31 December 2006

Equity and earnings data shown was generally calculated in accordance with IFRS and may therefore differ from the financial statements of the individual companies prepared under national accounting standards and from the presentation in segment reporting. The net profit shown represents net profit/loss after tax (but before allocations to reserves).

Directly and indirectly held shares disclosed in the following tables do not include shares held through savings banks consolidated as a result of the Haftungsverbund agreements.

Company name, domicile	Interest	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
Credit institutions						
Allgemeine Sparkasse Oberösterreich Bankaktiengesellschaft, Linz (Group)	26.9%	451.9	67.0		31.12.2006	V
Banca Comercială Română S.A., Bukarest (Group)	69.2%	1,255.8	218.0		31.12.2006	V
Bausparkasse der österreichischen Sparkassen Aktiengesellschaft, Vienna	95.0%	138.8	23.2		31.12.2006	V
Česká spořitelna a.s., Prag (Group)	98.0%	1,814.1	372.8		31.12.2006	V
Erste & Steiermärkische bank d.d., Rijeka (Group)	54.7%	386.9	56.0		31.12.2006	V
Erste Bank (Malta) Limited, Sliema	100.0%	130.0	9.7		31.12.2006	V
ERSTE BANK AD NOVI SAD, Novi Sad	100.0%	59.2	(28.3)		31.12.2006	V
Erste Bank Hungary Nyrt., Budapest (Group)	99.9%	456.3	88.4		31.12.2006	V
ERSTE-SPARINVEST Kapitalanlagegesellschaft m.b.H., Vienna	84.3%	13.1	30.2		31.12.2006	V
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	3.1%	53.3	21.8		31.12.2005	E
Intermarket Bank AG, Vienna	21.3%	29.2	4.4		31.12.2006	E
Kapital-Beteiligungs Aktiengesellschaft, Vienna	15.0%	8.6	(0.2)		30.09.2006	A
Kärntner Sparkasse Aktiengesellschaft, Klagenfurt (Group)	25.0%	319.7	44.9		31.12.2006	V
NÖ Beteiligungsfinanzierungen GmbH, Vienna	30.0%	3.0	0.0		30.09.2006	E
NÖ Bürgschaften GmbH, Vienna	25.0%	6.5	0.0		31.12.2005	E
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (Group)	12.9%	352.9	47.9		31.12.2005	A
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	18.8%	26.9	1.2		31.12.2005	A
Prvá stavebná sporitelna, a.s., Bratislava (Group)	35.0%	231.7	33.0		31.12.2006	E
s Wohnbaubank AG, Vienna (Group)	90.3%	33.1	2.8		31.12.2006	V
Salzburger Sparkasse Bank Aktiengesellschaft, Salzburg	98.7%	171.9	21.0	X	31.12.2006	V
Slovenská sporiteľňa a.s., Bratislava (Group)	100.0%	592.3	104.1		31.12.2006	V

1) Profit transfer agreement with Erste Bank AG
2) V = Fully consolidated, E = accounted for at-equity, A = not consolidated

Company name, domicile	Interest	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
„Spar - Finanz" - Investitions- und Vermittlungs-Aktiengesellschaft, Vienna	50.0%	3.7	0.1		31.12.2005	E
Sparkasse Hainburg-Bruck-Neusiedl Aktiengesellschaft, Hainburg	75.0%	32.2	8.4	X	31.12.2006	V
Sparkasse Kremstal-Pyhrn Aktiengesellschaft, Kirchdorf	24.1%	49.3	7.6		31.12.2006	V
Sparkasse Mühlviertel-West Bank Aktiengesellschaft, Rohrbach	40.0%	55.6	8.8		31.12.2006	V
Sparkasse Voitsberg-Köflach Bankaktiengesellschaft, Voitsberg	6.3%	23.1	1.6		31.12.2006	V
Steiermärkische Bank und Sparkassen Aktiengesellschaft, Graz (Group)	25.0%	720.9	107.8		31.12.2006	V
Tiroler Sparkasse Bankaktiengesellschaft Innsbruck, Innsbruck (Group)	75.0%	152.5	16.8		31.12.2006	V
Other financial institutions						
EBV - Leasing Gesellschaft m.b.H. & Co. KG., Vienna	100.0%	8.7	0.6		31.12.2006	V
Erste Corporate Finance GmbH, Vienna	100.0%	2.1	1.3		31.12.2006	V
Erste Securities Polska S.A., Warschau (Group)	100.0%	8.1	3.3		31.12.2006	V
Erste Securities Zagreb d.o.o., Zagreb	97.7%	2.6	0.4		31.12.2006	V
IMMORENT Aktiengesellschaft, Vienna (Group)	100.0%	450.5	85.5		31.12.2006	V
Neue Eisenstädter gemeinnützige Bau, Wohn- und Siedlungsgesellschaft m.b.H., Eisenstadt	50.0%	6.4	0.4		31.12.2005	A
Österreichisches Volkswohnungswerk, Gemeinnützige Gesellschaft mit beschränkter Haftung, Vienna	100.0%	37.0	3.3		31.12.2005	A
s Autoleasing GmbH, Vienna	100.0%	0.1	0.1		31.12.2006	V
„Wohnungseigentümer" Gemeinnützige Wohnbaugesellschaft m.b.H., Mödling	26.0%	24.6	4.1		31.12.2005	A
Others						
ARWAG Holding-Aktiengesellschaft, Vienna (Group)	19.2%	54.5	15.4		31.12.2005	A
Aviso Alpha Veranlagung GmbH, Vienna	22.9%	442.0	4.5		31.12.2006	E
Budapesti Értéktözsde Zrt, Budapest	12.2%	31.2	9.0		31.12.2005	A
Capexit Private Equity Invest AG, Vienna (Group)	93.9%	15.9	9.8		31.12.2006	V
CSSC Customer Sales Service Center GmbH, Vienna	46.9%	0.0	0.0		31.12.2006	V
Dezentrale IT-Infrastruktur Services GmbH, Vienna	74.4%	0.1	0.2		31.12.2006	V
Donau Allgemeine Versicherungs-Aktiengesellschaft, Vienna	8.5%	90.5	20.6		31.12.2005	A
EB-Beteiligungsservice GmbH, Vienna	99.8%	0.0	0.0		31.12.2006	V
EB-Malta-Beteiligungen Gesellschaft m.b.H., Vienna	100.0%	131.2	10.2		31.12.2006	V
EB-Restaurantsbetriebe Ges.m.b.H., Vienna	100.0%	0.1	0.0		31.12.2006	V

1) Profit transfer agreement with Erste Bank AG
2) V = Fully consolidated, E = accounted for at-equity, A = not consolidated

Company name, domicile	Interest	Shareholders' equity in EUR million	Net income in EUR million	Profit-transfer[1]	Balance sheet date	Inclusion in Consolidated Financial Statements[2]
ecetra Internet Services AG, Vienna(Group)	100.0%	17.6	(2.8)		31.12.2006	V
ECO Unternehmensbeteiligungs-GmbH, Vienna	100.0%	16.7	(1.0)		31.12.2006	V
Erste Reinsurance S.A., Luxemburg	100.0%	12.8	(2.2)		31.12.2006	V
Informations-Technologie Austria GmbH, Vienna	25.8%	22.6	0.2		31.12.2006	E
OM Objektmanagement GmbH, Vienna (Group)	100.0%	81.5	(0.7)		31.12.2006	V
Procurement Services GmbH, Vienna	99.8%	2.8	1.9		31.12.2006	V
s Haftungs- und Kundenabsicherungs GmbH, Vienna	62.6%	0.2	0.0		31.12.2006	V
s Immobilienfinanzierungsberatung GmbH, Vienna	72.6%	(4.9)	0.1		31.12.2006	V
s REAL Immobilienvermittlung GmbH, Vienna (Group)	96.1%	2.1	1.0		31.12.2006	V
S Tourismus Services GmbH, Vienna	100.0%	5.2	0.3		31.12.2006	V
s IT Solutions AT Spardat GmbH, Vienna	73.3%	2.7	2.7		31.12.2006	V
s IT Solutions SK, spol. s.r.o., Bratislava	99.5%	1.6	1.2		31.12.2006	V
Sparkassen Immobilien Aktiengesellschaft, Vienna (Group)	15.1%	387.7	8.5		31.12.2005	E
Sparkassen Versicherung Aktiengesellschaft, Vienna (Group)	61.9%	171.3	19.2		31.12.2006	V
Sparkassen Zahlungsverkehrabwicklungs GmbH, Linz	40.0%	0.3	0.0		31.12.2006	V
„Sparkassen-Haftungs Aktiengesellschaft", Vienna	38.3%	0.2	0.0		31.12.2006	V
S-Tourismusfonds Management Aktiengesellschaft, Vienna	99.9%	47.9	1.7		31.12.2006	V
UBG-Unternehmensbeteiligungs-gesellschaft m.b.H., Vienna	100.0%	0.6	0.0		31.12.2005	A
VBV - Betriebliche Altersvorsorge AG, Vienna	27.2%	42.1	4.4		31.12.2005	E
VERMREAL Liegenschaftserwerbs- und -betriebs GmbH, Vienna	25.6%	7.7	0.2		31.12.2006	E
VMG-Erste Bank Versicherungsmakler GmbH, Vienna	100.0%	0.2	0.4		31.12.2006	V
WED Holding Gesellschaft m b H., Vienna	19.2%	11.5	0.0		31.12.2005	A
Wiener Börse AG, Vienna	10.1%	43.2	14.9		31.12.2005	A

1) Profit transfer agreement with Erste Bank AG
2) V = Fully consolidated, E = accounted for at-equity, A = not consolidated

Vienna, 6 March 2007

The Management Board

Andreas Treichl mp
Chairman

Elisabeth Bleyleben-Koren mp
Vice Chairwoman

Reinhard Ortner mp
Member

Franz Hochstrasser mp
Member

Erwin Erasim mp
Member

Bernhard Spalt mp
Member

Independent auditor´s report

We have audited the accompanying consolidated financial statements of Erste Bank der oesterreichischen Sparkassen AG for the financial year from 1 January 2006 to 31 December 2006. These consolidated financial statements comprise the balance sheet as at 31 December 2006 and the income statement, statement of changes in total equity and cash flow statement for the year ended 31 December 2006, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. This responsibility includes: designing, implementing and maintaining internal control relevant to show a true and fair view and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with laws and regulations applicable in Austria and in accordance with International Standards on Auditing, issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud of error. In making those risk assessments, the auditor considers internal control that is relevant to the group's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Our audit did not give rise to any objections. In our opinion, based on the results of our audit, the consolidated financial statements of Erste Bank der oesterreichischen Sparkassen AG present fairly, in all material respects, the financial position of the group as at 31 December 2006 and its financial performance and its cash flows for the financial year from 1 January 2006 to 31 December 2006 in accordance with International Financial Reporting Standards as adopted by the European Union.

Laws and regulations applicable in Austria require us to perform audit procedures to determine whether the consolidated management report is consistent with the consolidated financial statements and whether the other disclosures in the consolidated management report do not create a misconception of the group's position.

The consolidated management report for the group is consistent with the consolidated financial statements.

Vienna, 6 March 2007

Sparkassen-Prüfungsverband
Prüfungsstelle
(Public Accountant for credit institutions)

Friedrich Hief mp Public Accountant	Erich Steffl mp Public Accountant

Deloitte Wirtschaftsprüfungs Gmbh

Thomas Becker mp Public Accountant	Erich Kandler mp Public Accountant

Glossary

Average total shareholder return
Average of the annual total shareholder returns since the IPO in 1997.

Book value per share
Equity capital of a company divided by the number of shares outstanding excluding treasury shares.

Cash return on equity
Also referred to as cash-ROE. Calculated as return on equity, but excluding the impact of non-cash items on net profit after minorities, such as goodwill impairments and depreciation of the value customer relationships.

Cash earnings per share
Calculated as earnings per share, but excluding the impact of non-cash items on net profit, such as goodwill impairments and depreciation of the value customer relationships.

CEE (Central and Eastern Europe)
Covers the new member states of the EU that joined in 2004 and 2007 as well as the CIS countries and the states that evolved from the former Yugoslavia.

Coverage ratio (own funds)
Own funds as a percentage of the statutory minimum capital requirement.

Coverage ratio (risk provisions)
Risk provisions as a percentage of non-performing loans excluding collateral.

Dividend yield
Dividend payment of the fiscal year as a percentage of the year-end closing price or the most recent price of the share.

Earnings per share
Net profit after minorities divided by average shares outstanding.

Interest-bearing assets
Total assets less cash, trading assets, tangible and intangible fixed assets and other assets.

Net interest margin
Net interest income as a percentage of average interest-bearing assets, calculated on a monthly basis.

Operating income
Consists of net interest income, net commission income, trading result and income from insurasnce business.

Operating result
Operating income less operating expenses (=general administrative expenses).

Price/earnings ratio
Closing share price of the fiscal year divided by earnings per share. Usually used for valuation comparisons.

Market capitalisation
Overall value of a company calculated by multiplying the share price by the number of shares outstanding.

NPL ratio
Non-performing loans as a percentage of total credit exposure.

Return on equity
Also referred to as ROE. Net profit after minorities as a percentage of average equity. Average equity is calculated on the basis on month-end values.

Return on investment
A measurement of yield which reflects the interest on the capital invested. It is calculated as a percentage profit on the capital.

Risk categories
The classification of credit assets into the risk classes is based on Erste Bank's internal rating of customers. Erste Bank Group employs internal rating systems that, for private individuals, have eight rating grades for customers not in default and one grade for customers in default; for all other clients, the internal rating systems have 13 rating grades for customers not in default and one rating grade for those in default.

Risk category - low risk
The borrower demonstrates a strong repayment capacity; new business generally involves clients in this risk class.

Risk category - management attention
The borrower's financial situation is in effect good, but his repayment ability may be negatively affected by unfavourable economic conditions. New business with clients in this risk class requires adequate structuring of the credit risks, e.g. by way of collateral.

Risk category - substandard
The borrower is vulnerable to negative financial and economic impacts; such loans are managed in specialised risk management departments.

Risk category - non-performing
Non-performing: at least one of the default criteria under Basle II, e.g. total repayment unlikely, interest or principal payment more than 90 days past due, restructuring resulting in a loss to lender, realisation of a loan loss, or opening of bankruptcy proceedings.

Share capital
The equity capital of a company subscribed by the sharedolders at par.

Solvency ratio
Own funds less trading book requirements and unsettled currency positions as a percentage of risk-weighted assets under section 22 (2) of the Austrian banking Act (BWG).

Tax rate
Taxes on income as a percentage of pre-tax profit.

Total shareholder return
Annual performance of an investment in Erste Bank shares including all income streams, such as dividends.

Your Notes

Imprint

Publisher and copyright owner:
Erste Bank der oesterreichischen Sparkassen AG,
Graben 21, A-1010 Vienna

Editor:
Thomas Sommerauer, Erste Bank

Production:
Business review: schoeller corporate communications
Notes: Erste Bank with the assistance of FIRE.sys (Konrad GmbH)

Layout & Design:
schoeller corporate communications
Vienna/Hamburg

Photography:
Peter Rigaud c/o Shotview Photographers (Seite: 4, 5)
Elisabeth Kessler (Seite:6)

Printer:
Holzhausen Druck & Medien GmbH,
Holzhausenplatz 1, A-1140 Vienna